Exhibit 99.2

KB SECURITIES CO., LTD.

Separate Financial Statements

December 31, 2025 and 2024

(With Independent Auditor’s Report Thereon)

KB SECURITIES CO., LTD.

Index

December 31, 2025 and 2024

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of KB Securities Co.,Ltd.

Opinion

We have audited the separate financial statements of KB Securities Co.,Ltd. (the Company), which comprise the separate statements of financial position as at December 31, 2025 and 2024, and the separate statement of profit or loss, separate statement of comprehensive income, separate statement of changes in equity and separate statement of cash flows for the year then ended, and notes to the separate financial statements, including material accounting policy information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of KB Securities Co.,Ltd. as at December 31, 2025 and 2024, and its separate financial performance and its separate cash flows for the years then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

Basis for Opinion

We conducted our audit in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the separate financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Matter

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ Samil PricewaterhouseCoopers
Seoul, Korea
March 05, 2026

This report is effective as of March 05, 2026, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB SECURITIES Co., Ltd.

Separate Statements of Financial Position

December 31, 2025 and 2024

(in Korean won)	Notes	2025	2024
Assets
Cash and deposits	5,36,37,38	3,767,944,128,595	2,952,551,951,253
Financial assets at fair value through profit or loss	6,36,37,38	42,376,304,042,704	36,753,823,519,333
Derivative financial assets	7,36,37,38,39	1,611,961,052,874	1,395,942,910,151
Financial assets at fair value through other comprehensive income	8,36,37,38	9,459,679,647,147	6,481,713,944,068
Investments in subsidiaries	9	638,647,274,515	768,913,285,170
Investments in associates	9	346,345,075,073	244,815,981,444
Financial assets measured at amortised cost	10,36,37,38,39	8,635,267,843,336	8,100,472,956,531
Property and equipment	11,40	228,692,054,701	243,820,525,074
Investment properties	12	14,001,887,948	20,239,722,505
Intangible assets	13	221,477,760,424	241,869,772,994
Deferred tax assets	35	—	81,938,532,931
Other financial assets	14,36,37,38,39	6,222,041,704,574	2,857,380,118,961
Other assets	15	364,180,592,573	173,584,230,752

Total assets		73,886,543,064,464	60,317,067,451,167

Liabilities
Deposit liabilities	16,36,37,38	12,124,648,436,191	7,744,650,276,148
Financial liabilities at fair value through profit or loss	6,36,37,38,39	10,907,226,138,761	10,568,567,281,885
Derivative financial liabilities	7,36,37,38,39	2,087,034,755,184	1,922,667,377,892
Borrowings	17,36,37,38,39	35,563,421,133,548	30,520,337,600,595
Net defined benefit liabilities	18	76,936,041,402	67,888,481,699
Deferred tax liabilities35	35	90,560,876,795	—
Provisions	19	110,132,844,118	137,397,544,569
Other financial liabilities	20,36,37,38,39,40	5,768,687,545,754	2,294,298,047,391
Other liabilities	21	465,140,939,100	381,561,433,870

Total liabilities		67,193,788,710,853	53,637,368,044,049

Equity
Share capital	22	1,493,102,120,000	1,493,102,120,000
Hybrid securities	23	756,092,772,000	756,092,772,000
Other paid-in capital	24	1,479,110,085,557	1,479,110,085,557
Retained earnings	25	2,657,923,577,324	2,658,003,781,948
Other components of equity	26	306,525,798,730	293,390,647,613

Total equity		6,692,754,353,611	6,679,699,407,118

Total liabilities and equity		73,886,543,064,464	60,317,067,451,167

The above separate statements of financial position should be read in conjunction with the accompanying notes.

KB SECURITIES Co., Ltd.

Separate Statements of Profit or Loss

Years Ended December 31, 2025 and 2024

(in Korean won)	Notes	2025	2024
Operating income
Fee and commission income	27	1,202,239,750,516	995,537,172,854
Gain on valuation and disposal of financial instruments	28	9,655,956,046,858	6,720,923,329,573
Interest income	29	1,579,483,450,418	1,610,651,941,834
Interest income from financial instruments at FVTPL		810,161,763,253	839,778,185,014
Interest income in applying of effective interest rate		769,321,687,165	770,873,756,820
Gain on valuation and disposal of financial assets measured at amortised costs	30	2,542,233,294	13,770,336,723
Gain on foreign currency transactions	31	1,192,985,739,030	1,024,613,462,449
Other operating income	32	262,612,618,653	245,893,137,460

		13,895,819,838,769	10,611,389,380,893

Operating expenses
Fee and commission expense	27	268,307,962,290	212,931,569,896
Loss on valuation and disposal of financial instruments	28	9,407,604,430,419	6,578,355,851,254
Interest expense	29	1,021,196,098,769	1,065,865,474,972
Loss on valuation and disposal of financial assets measured at amortised cost	30	48,920,013,281	44,480,620,826
Loss on foreign currency transactions	31	1,102,628,613,261	881,734,131,235
Selling and administrative expenses	33	1,013,235,227,816	925,849,578,530
Other operating expenses	32	166,574,520,807	148,242,136,982

		13,028,466,866,643	9,857,459,363,695

Operating profit		867,352,972,126	753,930,017,198
Non-operating income	34	98,231,136,327	83,088,361,334
Non-operating expenses	34	145,435,961,591	95,504,150,942

Profit before income tax		820,148,146,862	741,514,227,590
Income tax expense	35	206,765,219,318	159,145,243,061

Profit for the year		613,382,927,544	582,368,984,529

The above separate statements of profit or loss should be read in conjunction with the accompanying notes.

KB SECURITIES Co., Ltd.

Separate Statements of Comprehensive Income

Years Ended December 31, 2025 and 2024

(in Korean won)	Notes	2025	2024
Profit for the year		613,382,927,544	582,368,984,529

Other comprehensive income(loss)
Items that will not be reclassified to profit or loss
Net gains on valuation of equity instruments at fair value through other comprehensive income	8,26	66,955,384,270	(1,234,364,827)
Fair value changes on financial liabilities designated at fair value due to own credit risk	6,26	(3,225,599,161)	(5,514,924,589)
Remeasurements of the net defined benefit liabilities	18,26	(6,223,233,556)	(4,745,765,249)
Revaluation of property and equipment	26	(867,736,179)	—
Items that may be subsequently reclassified to profit or loss
Net gains(losses) on valuation of debt instrument at fair value through other comprehensive income	8,26	(38,367,096,425)	8,677,907,545

Other comprehensive income for the year, net of tax		18,271,718,949	(2,817,147,120)

Total comprehensive income for the year		631,654,646,493	579,551,837,409

The above separate statements of comprehensive income should be read in conjunction with the accompanying notes.

KB SECURITIES Co., Ltd.

Separate Statements of Changes in Equity

Years Ended December 31, 2025 and 2024

			Other paid in capital
	Share Capital	Hybrid Securities	Share Premium	Other Equity	Retained Earnings	Other Components of Equity	Total Equity
Balance at January 1, 2024	1,493,102,120,000	626,093,392,000	1,142,353,750,001	336,756,335,556	2,261,273,077,370	297,633,593,206	6,157,212,268,133
Issuance of hybrid securities	—	129,999,380,000	—	—	—	—	129,999,380,000
Dividends of hybrid securities	—	—	—	—	(37,064,078,424)	—	(37,064,078,424)
Dividends	—	—	—	—	(150,000,000,000)	—	(150,000,000,000)
Replacement due to disposal of equity investments at FVOCI	—	—	—	—	1,425,798,473	(1,425,798,473)	—
Total comprehensive income
Profit for the year	—	—	—	—	582,368,984,529	—	582,368,984,529
Other comprehensive income	—	—	—	—	—	(2,817,147,120)	(2,817,147,120)
Balance at December 31, 2024	1,493,102,120,000	756,092,772,000	1,142,353,750,001	336,756,335,556	2,658,003,781,948	293,390,647,613	6,679,699,407,118

Balance at January 1, 2025	1,493,102,120,000	756,092,772,000	1,142,353,750,001	336,756,335,556	2,658,003,781,948	293,390,647,613	6,679,699,407,118

Dividends of hybrid securities	—	—	—	—	(38,599,700,000)	—	(38,599,700,000)
Dividends	—	—	—	—	(580,000,000,000)	—	(580,000,000,000)
Replacement due to disposal of equity investments at FVOCI	—	—	—	—	1,051,211,175	(1,051,211,175)	—
Replacement of Revaluation Surplus due to disposal of property and equipment	—	—	—	—	4,085,356,657	(4,085,356,657)	—
Total comprehensive income
Profit for the year	—	—	—	—	613,382,927,544	—	613,382,927,544
Other comprehensive income	—	—	—	—	—	18,271,718,949	18,271,718,949

Balance at December 31, 2025	1,493,102,120,000	756,092,772,000	1,142,353,750,001	336,756,335,556	2,657,923,577,324	306,525,798,730	6,692,754,353,611

The above separate statements of changes in equity should be read in conjunction with the accompanying notes.

KB SECURITIES Co., Ltd.

Separate Statements of Cash Flows

Years Ended December 31, 2025 and 2024

(in Korean won)	Notes	2025	2024
Cash flows from operating activities
Cash generated from operating activities
Profit for the year		613,382,927,544	582,368,984,529
Adjustment for non-cash items	43	(785,205,806,661)	(212,175,136,823)
Changes in operating assets and liabilities	43	(848,324,501,139)	(1,855,957,202,259)

		(1,020,147,380,256)	(1,485,763,354,553)
Interest received		1,539,820,421,343	1,550,443,037,620
Interest paid		(1,019,826,846,046)	(1,042,793,269,591)
Dividends received		120,997,793,989	113,413,709,540
Income taxes paid		(249,075,505,611)	(266,284,033,929)

Net cash used in operating activities		(628,231,516,581)	(1,130,983,910,913)

Cash flows from investing activities
Decrease in long-term deposit		(73,480,000,000)	—
Acquisition of financial assets at fair value through other comprehensive income		(11,735,348,404,508)	(5,810,505,707,282)
Disposal of financial assets at fair value through other comprehensive income		8,826,591,230,785	4,537,441,905,557
Acquisition of investments of subsidiaries and associates	9	(167,692,097,387)	(124,199,902,708)
Disposal of investment of subsidiaries and associates	9	103,692,715,240	101,621,289,695
Acquisition of property and equipment	11	(23,652,678,618)	(27,177,227,776)
Disposal of property and equipment	11	29,667,329,292	—
Acquisition of intangible assets	13	(57,377,618,151)	(63,829,037,442)
Disposal of intangible assets	13	1,528,165,692	11,562,328,808
Disposal of investment properties	12	1,459,865,433	—
Others		(33,327,025)	(91,281,928)

Net cash provided by (used in) investing activities		(3,094,644,819,247)	(1,375,177,633,076)

Cash flows from financing activities
Increase in borrowings	43	3,103,317,183,882	1,848,040,493,951
Issuance of debentures	43	2,000,000,000,000	1,700,000,000,000
Repayment of debentures	43	(830,000,000,000)	(810,000,000,000)
Decrease in guarantee deposit liabilities	43	140,691,763	50,069,007
Dividends paid	25	(580,000,000,000)	(150,000,000,000)
Redemption of principal elements of lease payments	43	(35,884,675,718)	(34,529,148,847)
Issuance of hybrid securities	23	—	129,999,380,000
Dividends of hybrid securities	25	(38,599,700,000)	(42,652,275,000)

Net cash provided by financing activities		3,618,973,499,927	2,640,908,519,111

Effect of exchange rate changes on cash and cash equivalents		2,889,548,978	15,979,335,695

Net increase in cash and cash equivalents		(101,013,286,923)	150,726,310,817
Cash and cash equivalents at the beginning of the year	5	592,896,175,519	442,169,864,702

Cash and cash equivalents at the end of the year	5	491,882,888,596	592,896,175,519

The above separate statements of cash flows should be read in conjunction with the accompanying notes.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

1. The Company

KB Securities Co., Ltd. (the “Company” or “KB Securities”, formerly, Hyundai Securities Co., Ltd.) was established on June 1, 1962, under the name of Kookil Securities Co., Ltd. On June 5, 1986, the Company changed its name to “Hyundai Securities Co., Ltd.”. After several capital increases, the share capital of the Company amounts to ~~W~~ 1,493,102 million as at December 31, 2025.

The Company became a wholly owned subsidiary of KB Financial Group Inc. on October 19, 2016, through a comprehensive exchange of shares. At the end of the reporting period, KB Financial Group Inc. owns 100% of ordinary shares of the Company.

Meanwhile, the Company merged with KB Investment & Securities Co., Ltd. (the “KB Investment & Securities”) on December 30, 2016 as a surviving company and changed its name to KB Securities Co., Ltd. As at December 31, 2025, the Company has 74 branch offices in Korea and two overseas branch offices.

2. Material Accounting Policies

The material accounting policies applied in the preparation of these separate financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of Preparation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying separate financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, financial performance or cash flows, is not presented in the accompanying separate financial statements.

The separate financial statements of the Company have been prepared in accordance with Korean IFRS. These are the standards and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

The separate financial statements have been prepared on the historical cost basis except for the following items:

•	Certain financial assets and liabilities (including derivatives instruments), certain classes of property, plant and equipment and investment properties measured at fair value

•	Assets held for sale measured at fair value less costs to sell, and

•	Defined benefit obligation and plan assets measured at fair value

The preparation of the separate financial statements requires the use of certain significant accounting estimates. Management also needs to exercise judgement in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 3.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

2.2 Changes in Accounting Policy and Disclosures

2.2.1 New and amended standards adopted by the Company

The Company has applied the following amended standards for the first time for its annual reporting period commencing January 1, 2025.

•	Amendment of Korean IFRS No.1021 “The Effects of Changes in Foreign Exchange Rates” and Korean IFRS No.1101 “First-time Adoption of International Financial Reporting Standards”—Lack of exchangeability

The amendments require the Group to estimate the exchangeability of the currency, and to disclose information related to the currency not exchangeable into the other currency with estimation of foreign exchange rates. These amendments do not have a significant impact on the financial statements.

•	Amendment of Korean IFRS No.1117 “Insurance contracts”

If the estimation methods of input variables used to measure an insurance contract differ from the principled estimation methods required by insurance-related regulations, and if the differences and their impact on the financial statements are judged to be relevant and material to users of the financial statements, they are disclosed.

2.2.2 The following amended standards have been published that are not mandatory for December 31, 2025 reporting periods and have not been early adopted by the Company.

•	Amendments to Korean IFRS No.1109 Financial Instruments and Korean IFRS No.1107 Financial Instruments – Disclosure

The amendments of Korean IFRS 1109, Financial Instruments, and Korean IFRS 1107, Financial Instruments: Disclosure have been made for the purpose of addressing questions raised in practice and reflecting new requirements. The amendments should be applied for annual reporting periods beginning on or after January 1, 2026, and earlier application is permitted. The main amendments are as follows: The Company is in the process of reviewing the impact of these amendments on the financial statements.

•	Allowing financial liabilities to be considered settled (derecognized) through electronic payment systems before the settlement date, if certain criteria are met.

•	Clarifying and adding additional guidance for assessing whether a financial asset meets the criteria for payments of principal and interest only.

•

Disclosing the impact on the company and the extent to which the company is exposed, of contractual terms that change the timing or amount of cash flows under the contract, for each type of financial instrument.

•	Additional disclosures for FVOCI-designated equity instruments

•	Annual Improvement of Korean IFRS Volume 11

Annual Improvements to Korean IFRS Volume 11 should be applied for annual reporting periods beginning on or after January 1, 2026, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the consolidated financial statements.

•	Korean IFRS No. 1101, First-Time Adoption of Korean IFRS : Application of Hedge Accounting upon First-Time Adoption of K-IFRS

•	Korean IFRS No. 1107, Financial Instruments: Disclosure: Derecognition of Profit and Loss, Guidance on Practice

•	Korean IFRS No. 1109, Financial Instruments: Derecognition of Lease Liabilities and Definition of Transaction Price

•	Korean IFRS No. 1110, Consolidated Financial Statements: Determination of De facto Agent

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

•	Korean IFRS No. 1007, Cash Flow Statement: Cost Method

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Amendments to Korean Accounting Standards No. 1109, “Financial Instruments,” and Korean Accounting Standards No. 1107, “Financial Instruments: Disclosures”- Contracts Related to Power Reliant on Nature

The amendments define contracts related to power dependent on nature as contracts that expose companies to the volatility of the underlying electricity supply because the source of electricity generation depends on uncontrollable natural conditions (e.g., weather). The amendments also clarify that “contracts to purchase or sell power dependent on nature” are subject to the self-use exception. Furthermore, The amendments change hedge accounting requirements, including allowing the designation of “variable notional quantities” of “expected power transactions dependent on nature” as “hedged items,” and add related disclosures. These amendments are effective for the year beginning on or after January 1, 2026, with early adoption permitted. These amendments do not have a significant impact on the financial statements.

•	Enactment of Corporate Accounting Standards No. 1118, “Presentation and Disclosure of Financial Statements”

Korean IFRS 1118, “Presentation and Disclosure of Financial Statements,” replaces Korean IFRS 1001, “Presentation of Financial Statements.” The new presentation requirements introduced by Korean IFRS 1118, particularly regarding the definition of operating profit or loss, will enhance the comparability of financial performance across comparable companies. Furthermore, the disclosure requirement for “performance measures defined by management” will enhance transparency. The standard will be effective for the year beginning on or after January 1, 2027, with early adoption permitted. In accordance with the standard’s retrospective requirement, comparative information for the year ended December 31, 2026, will be restated in accordance with Korean IFRS 1118.

The Company has not yet adopted Korean IFRS 1118 and is currently assessing the impact of its adoption. The Company is developing a transition plan and is preparing, as scheduled, its first interim financial statements under No. 1118 for the period ended March 31, 2027, and its annual financial statements for the year ended December 31, 2027.

2.3 Foreign Currency Translation

(a) Functional and presentation currency

Items included in the financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (“the functional currency”). The financial statements are presented in Korean won, which is the Company’s functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss. They are deferred in other comprehensive income if they relate to qualifying cash flow hedges and qualifying effective portion of hedge of net investments in foreign operations, or are attributable to monetary part of the net investment in a foreign operation.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities held at fair value through other comprehensive income are recognized in other comprehensive income.

2.4 Investments in Associates and Subsidiaries

The Company has prepared the separate financial statements in accordance with Korean IFRS No.1027, Separate Financial Statements. Investments in associates and subsidiaries are recognized at cost. The Company recognizes dividend income from subsidiaries or associates in profit or loss when its right to receive dividend is established.

2.5 Recognition and Measurement of Financial Instruments

2.5.1 Classification

The Company classifies financial assets as follows.

•	Those to be measured at fair value (through profit or loss or other comprehensive income)

•	Those to be measured at amortised cost

The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows.

For financial assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held. The Company reclassifies debt investments when, and only when its business model for managing those assets changes.

For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income. Changes in fair value of non-designated equity investment are recognized in profit or loss.

2.5.2 Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

2.5.2.1 Debt instruments

Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset. The Company classifies its debt instruments into one of the following three measurement categories:

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(a) Amortised cost

Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. A gain or loss on a debt investment that is subsequently measured at amortised cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in ‘interest income’ using the effective interest rate method.

(b) Fair value through other comprehensive income

Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment loss (reversal of impairment loss), interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in ‘interest income’ using the effective interest rate method. Foreign exchange gains and losses are presented in ‘gain or loss on foreign currency transaction’ and impairment losses are presented in ‘loss on valuation and disposal of financial instrument’.

(c) Fair value through profit or loss

Assets that do not meet the criteria for amortised cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and presented net in the statement of profit or loss within ‘gain or loss on valuation and disposal of financial instrument’ in the year in which it arises.

2.5.2.2 Equity instruments

The Company subsequently measures all equity investments at fair value. Where the Company’s management has elected to present fair value gains and losses on equity investments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividend income from such investments continues to be recognized in profit or loss when the right to receive payments is established.

Changes in the fair value of financial assets at fair value through profit or loss are recognized in ‘gain or loss on valuation and disposal of financial instrument’ in the statement of profit or loss. Impairment loss (reversal of impairment loss) on equity investments measured at fair value through other comprehensive income are not reported separately from other changes in fair value.

2.5.3 Impairment

The Company assesses on a forward-looking basis expected credit losses associated with its debt instruments carried at amortised cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

Expected credit losses are a probability-weighted estimate of credit losses (i.e. the present value of all cash shortfalls) over the expected life of the financial instrument. The Company measures expected credit losses by reflecting reasonable and supportable information that is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

The Company uses the following three measurement techniques in accordance with Korean IFRS:

•	General approach: for financial assets and off-balance-sheet unused credit line that below two approaches are not applied

•	Simplified approach: for receivables, contract assets and lease receivables

•	Credit-impaired approach: for purchased or originated credit-impaired financial assets

Different measurement approaches are applied depending on significant increase in credit risk. 12 month expected credit losses is recognized when credit risk has not significantly increased since initial recognition. A loss allowance at an amount equal to lifetime expected credit losses is recognized when credit risk has significantly increased since initial recognition. Lifetime is presumed to be a period to the contractual maturity date of a financial asset (the expected life of the financial asset).

The Company determines whether the credit risk has increased significantly since initial recognition using the following information. One or more of the following circumstances is deemed significant increase in credit risk.

•	More than 30 days past due;

•	Decline in credit rating at period end by more than certain notches as compared to that at initial recognition;

•	Decline in ratings below certain level in the early warning system;

Under simplified approach, the Company shall always measure the loss allowance at an amount equal to lifetime expected credit losses. Under credit-impaired approach, the Company shall only recognize the cumulative changes in lifetime expected credit losses since initial recognition as a loss allowance for purchased or originated credit-impaired financial assets.

The Company generally deems credit-impaired in case of one or more of the following circumstances:

•	90 days or more past due;

•	Legal proceedings related to collection;

•	Refinancing;

•	Corporate borrowers that are rated C or D;

•	Debt restructuring.

2.5.3.1 Forward-looking information

The Company uses forward-looking information, when it determines whether the credit risk has increased significantly since initial recognition and measures expected credit losses.

The Company assumes the risk component has a certain correlation with the business cycle, and calculates the expected credit loss by reflecting the forward-looking information with macroeconomic variables on the measurement inputs.

Forward-looking information used in calculation of expected credit loss is derived after comprehensive consideration of a variety of factors including scenario in management planning, risk situation scenario for stress test, third party forecast, and others.

2.5.3.2 Measuring expected credit losses on financial assets at amortised cost

The amount of the expected credit losses on financial assets at amortised cost is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The Company estimates expected future cash flows for financial assets that are individually significant (individual assessment of impairment).

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

For financial assets that are not individually significant, the Company collectively estimates expected credit loss by grouping loans with homogeneous credit risk profile (collective assessment of impairment).

•	Individual assessment of impairment

Individual assessment of impairment losses are calculated using management’s best estimate on present value of expected future cash flows. The Company uses all the available information including operating cash flow of the borrower and net realizable value of any collateral held.

•	Collective assessment of impairment

Collective assessment of loss allowance involves historical loss experience along with incorporation of forward-looking information. Such process incorporates factors such as type of collateral, product and borrowers, credit rating, size of portfolio and recovery period and applies ‘probability of default’ (PD) on a company of assets and ‘loss given default’ (LGD) by type of recovery method. Also, the expected credit loss model involves certain assumption to determine input based on loss experience and forward-looking information. These models and assumptions are periodically reviewed to reduce gap between loss estimate and actual loss experience.

2.5.3.3 Measuring expected credit losses on financial assets at fair value through other comprehensive income

Measuring method of expected credit losses on financial assets at fair value through other comprehensive income is equal to the method of financial assets at amortised cost, except for loss allowances that are recognized as other comprehensive income. Amounts recognized in other comprehensive income for sale or repayment of financial assets at fair value through other comprehensive income are reclassified to profit or loss.

2.5.4 Recognition and Derecognition

Regular way purchases and sales of financial assets are recognized or derecognized on trade-date, the date on which the Company commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

If a transfer does not result in derecognition because the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received. The Company classified the financial liability as “borrowings” in the statement of financial position.

The Company writes off the carrying amount and allowance of financial assets in its entirety or to a portion thereof when the principal and interest are determined to be no longer recoverable. In general, the Company considers write-off when it is determined that the debtor does not have sufficient resources or income to cover the principal and interest, and this write-off decision is made in accordance with internal regulations.

2.5.5 Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

2.6 Financial Liabilities

2.6.1 Classification and Measurement

The Company’s financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. A derivative that is not designated as hedging instruments and an embedded derivative that is separated are also classified as held for trading.

The Company classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortised cost and present as ‘deposits liabilities’, ‘borrowings’, and ‘other financial liabilities’ in the statement of financial position.

2.6.2 Derecognition

Financial liabilities are removed from the statement of financial position when it is extinguished; for example, when the obligation specified in the contract is discharged or canceled or expired or when the terms of an existing financial liability are substantially modified. The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

The Company’s financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. A derivative that is not a designated as hedging instruments and an embedded derivative that is separated are also classified as held for trading. Financial liabilities designated the financial liabilities at fair value through profit or loss is the structured financial liabilities containing embedded derivatives issued by the Company.

The changes in fair value of financial liabilities at fair value through profit or loss due to the change of credit risk is recognized as other comprehensive income(instead of profit and loss) and this other comprehensive income can not be transferred to profit and loss in subsequent events.

2.7 Derivative Financial Instruments

The Company enters into numerous derivative financial instrument contracts such as stock options, stock swaps, interest rate swaps and others for trading purposes or sale and issue of derivative combined securities. These derivative financial instruments are presented as derivative financial instruments within the financial statements irrespective of transaction purpose and subsequent measurement requirement.

Derivatives are initially recognized at fair value on the date a derivative contract enters into and are subsequently re-measured at their fair value. The changes of the fair value of derivatives financial instruments held for trading are recognized in profit or loss as ‘gain or loss on valuation and disposal of financial instrument’.

Fair value of derivative instrument traded in active market is a quoted price. In case of fair value of relatively simple derivative instruments such as options, interest rate or currency swaps and others is calculated using one or more valuation techniques like cash flow discount model, option pricing model which is based on observable data and appropriate considering the nature of objects.

Also, fair value of more complex derivative instrument is calculated using valuation techniques based on unobservable data in the market. The accuracy of the valuation techniques is approved by periodical review.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

2.7.1 Day 1 Profit and Loss

Accordance with Korean IFRS, if there is no available price from active market and if the Company uses a valuation technique that uses unobservable valuation parameters from market for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is amortised by using the straight line method over the life of the financial instruments.

2.7.2 Credit risk adjustments

In case of exchange-traded derivative instrument, credit risk is not reflected on the fair value because exchange-traded derivative instrument is traded in public exchange, and it is not available to identify certain counterparties. Fair value of OTC derivative instrument only reflects credit risk.

2.7.3 Hedge accounting

The accounting treatment of changes of fair value for the derivatives varies as the character of hedging items and the purpose of hedging. The Company holds derivative contracts for the purpose of hedging the risk and the Company designates certain derivatives as hedging instruments to hedge the risk as follows.

(a)	Fair value hedge : a hedge of the exposure to changes in fair value of a recognized asset or liability or an unrecognized firm commitment

(b)

Cash flow hedge : a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with all, or a component of, the recognized asset or liability or a highly probable forecast transaction

(c)	Hedge of net investments in foreign operations

On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument(s) and hedged items, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

The fair value of derivatives for hedge is disclosed in note 37.

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item is fully amortised to profit or loss by the maturity of the financial instrument using the effective interest method.

The accounting treatments of hedge of net investments in foreign operations are similar to those of cash flow hedge.

If hedging instruments qualify for a hedge of net investments in foreign operations, the effective portion of changes in fair value of hedging instrument is recognized in other comprehensive income or loss and the ineffective portion is recognized in profit or loss. The gain or loss on the hedging instrument relating to the effective portion of the hedge that has been recognized in other comprehensive income will be reclassified from other comprehensive income or loss to profit or loss as a reclassification adjustment on the disposal or partial disposal of the foreign operation.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

2.8 Property and Equipment

All property and equipment except for land are recognized at its cost less any accumulated depreciation and any accumulated impairment losses. The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Land is measured at fair value on the basis of the valuation performed by an independent valuer. Revaluations are performed with sufficient regularity to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the end of the reporting period.

If an asset’s carrying amount is increased as a result of a revaluation, the increase is recognized in other comprehensive income and the amount is accumulated in equity under the heading of revaluation surplus after netting deferred tax. However, the increase is recognized in profit or loss to the extent that it reverses a revaluation decrease of the same asset previously recognized in profit or loss. If an asset’s carrying amount is decreased as a result of a revaluation, the decrease is recognized in profit or loss. However, the decrease is recognized in other comprehensive income to the extent of any credit balance existing in the revaluation surplus in respect of that asset. The decrease recognized in other comprehensive income reduces the amount accumulated in equity under the heading of revaluation surplus. The revaluation surplus included in equity in respect of an item of property and equipment is transferred directly to retained earnings when the asset is derecognized.

Depreciation of all property and equipment, except for land, is calculated using the following method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives as follows:

Property and equipment	Estimated useful lives	Depreciation method
Buildings	40 years	Straight-line method
Vehicles	4 years	Straight-line method
Furniture and equipment	4 years	Straight-line method
Other	4 years	Straight-line method
Right-of-use assets	1~10 years (initial date of the contract entered into ~ maturity date)	Straight-line method

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year-end and, if needed, the changes are accounted for as a change in an accounting estimate.

2.9 Investment Property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment property is measured initially at its cost. After recognition as an asset, investment property is carried at cost less accumulated depreciation and impairment losses. Investment property, except for land, is depreciated using the straight-line method over their useful lives of 40 years.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

2.10 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill, comprise software and membership rights, and are amortised using the straight-line method with no residual value over following estimated useful economic life since the asset is available for use. However, goodwill and membership rights are not amortised by considering their useful life as indefinite, because there is no expectable limit to period for use.

Intangible assets	Estimated useful lives	Amortization method
Development costs	4 years	Straight-line method
Software	4 years	Straight-line method

The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at the end of each financial year. The management reviews the useful life of intangible assets that is not being amortised each period to determine whether events and circumstances continue to support an indefinite useful life. If management judges that previous estimates should be adjusted, the change is accounted for as a change in an accounting estimate.

2.11 Impairment of Non-financial Assets

Goodwill or intangible assets with indefinite useful lives are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

2.12 Lease

Lease income from operating leases where the Company is a lessor is recognized on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the statement of financial position based on their nature.

The Company should assess whether a contract is, or contains a lease at the date the contract entered into and the initial application date under Korean IFRS No.1116. But the Company may elect not to reassess whether a contract is, or contains a lease for the contract entered into before the transition date by applying practical expedient permitted by Korean IFRS No.1116. The Company has gone through all the contract to assess whether the contract is, or contains, a lease at the date the contract entered into after the date of initial application.

A lessee is required to recognize a right-of-use asset (lease asset) representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Assets and liabilities arising from a lease are initially measured on a present value basis.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	Variable lease payment that are based on an index or a rate

•	Amounts expected to be payable by the lessee under residual value guarantees

•	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined. If that rate cannot be readily determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the following:

•	The amount of the initial measurement of lease liability

•	Any lease payments made at or before the commencement date less any lease incentives received

•	Any initial direct costs incurred by the lessee, and

•	An estimate of restoration costs

However, short-term lease (lease that, at the commencement date, has a lease term of 12 months or less) and lease of low-value assets (For example, underlying leased asset under $ 5,000) are permitted to elect exceptional conditions.

The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term.

Related to sale and leaseback, the Company (seller-lessee) is required to apply the Korean IFRS No.1115 ‘Revenue from Contracts with Customers’ to determine whether the transfer of an asset is accounted for as a sale of that asset. However, the Company shall not reassess sale and leaseback transactions entered into before the date of initial application.

Large number of lease contracts held by the Company have extension option and termination option. These conditions are generally used for maximizing the flexibility of lease operation in a view of managing the contracts. Extension option or termination option included in the lease contracts are generally owned by the Company, not lessor. The Company re-evaluated the lease term of the lease contracts by taking into account the contract type, operation plan for branch offices, and costs related to lease termination. As a result, no significant change in the existing lease term has occurred.

2.13 Provisions

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation and the increase in the provision due to passage of time is recognized as interest expense.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

2.14 Financial Guarantee Contracts

Financial guarantees contracts provided by the Company are initially measured at fair value on the date the guarantee was given. Subsequent to initial recognition, the Company’s liabilities under such guarantees are measured at the higher of the amounts below and recognized as ‘other financial liabilities’:

•	Loss allowance in accordance with Korean IFRS No.1109, ‘Financial Instruments’

•	The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of Korean IFRS No.1115, ‘Revenue from Contracts with Customers’

2.15 Revenue Recognition

The Company recognizes revenues in accordance with the following five-step revenue recognition standard (Korean IFRS No.1115 Revenue from Contracts with Customers).

•	Step 1: Identify the contract with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

2.16 Employee Benefits

2.16.1 Retirement benefit liabilities: Defined benefit plans and Defined contribution plans

The Company has both defined benefit and defined contribution plans. A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The contributions are recognized as employee benefit expenses when an employee has rendered service. A defined benefit plan is a pension plan that is not a defined contribution plan.

Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating to the terms of the related pension obligation. The remeasurements of the net defined benefit liability are recognized in other comprehensive income.

If any plan amendments, curtailments, or settlements occur, past service costs or any gains or losses on settlement are recognized as profit or loss for the year.

2.16.2 Short-term employee benefits

Short-term employee benefits, which are expected to be settled wholly before 12 months after the end of the annual reporting period in which the employees render the service, are recognized in profit or loss at the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Company has a present legal or constructive obligation to make such payments as a result of past events rendered by employees and a reliable estimate of the obligation can be made.

2.16.3 Share-based payment

The Company is under share-based payment arrangements that grant shares to the executives of the Company. When the arrangements are exercised, the Company provides share or cash equal to the monetary value of the share.

The Company measures the services acquired and the liability incurred at fair value, and the fair value is recognized as expense and accrued expenses over the vesting period. Until the liability is settled, the Company remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss as share-based payments.

2.17 Income Tax Expenses

Income tax expense comprises current income tax and deferred income tax and is recognized in profit or loss for the year, except to the extent that the tax arises from (a) a transaction or event which is recognized either in other comprehensive income or directly in equity and (b) a business combination.

2.17.1 Current income tax

Current income tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation or expenses that is not deductible in determining taxable profit (tax loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The Company offsets current income tax assets and current income tax liabilities if, and only if, the Company (a) has a legally enforceable right to set off the recognized amounts and (b) intends to settle on a net basis.

2.17.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting profit nor taxable profit or loss.

Deferred income tax is recognized on temporary differences arising from investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Company reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Current income tax and deferred income tax are included in the calculation of income tax expense. Income taxes related to prior period are included in current income tax.

Deferred income taxes, recognized directly in equity or arisen from business combination, are directly deducted from equity or goodwill.

2.17.3 Tax Uncertainties

Due to the complexity of transactions and differences in tax law interpretation, tax policies adopted by the Company may present tax uncertainties. These tax uncertainties arise in tax correction claims, refund lawsuits for tax surcharges by the tax authorities, tax audits and so on. The Company accounts for such tax uncertainties in accordance with Korean IFRS No. 1012 and Korean IFRS No. 2123.

In other words, if the Company has paid an amount due to an additional tax assessment by the tax authorities but the likelihood of a future refund is high, it recognizes the amount as a corporate tax asset. Conversely, amounts expected to be paid as a result of a tax audit or similar investigation are recognized as a corporate tax liability. However, penalties and interest on refunds are regarded, based on their economic substance, as interest or fines, and are accounted for in accordance with Korean IFRS 1037.

2.18 Operating Segment Reporting

Operating segments are components of the Company, about which separate internal reporting information is evaluated regularly by the chief operating decision makers including Board of Directors in deciding how to allocate resources and to assess performance. Each segment is a strategic business unit that offers different products and services, and is managed separately because each business has different risks and opportunities, different technology required and marketing strategies.

Segment information includes the items which are directly attributable and reasonably allocated to the segment.

2.19 Other Receivables and Payables Related to Brokerage Transactions

Regarding customer brokerage transactions, the Company recognizes the receivable from and payable to the Korea Exchange (Clearing and settlement organization) and customers in total amounts, which the Company recognizes as other financial assets and other financial liabilities. The Company offsets the receivable and payable that arise between Korea Exchange and the Company within the same day.

2.20 Business Combinations

The acquisition method of accounting is used to account for business combinations by the Company. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

The Company applies the book-value method to account for business combinations of entities under common control. Identifiable assets acquired and liabilities assumed in a business combination are measured at their book values on the financial statements of the ultimate parent entity. In addition, the difference between the sum of book values of the assets and liabilities transferred and accumulated other comprehensive income; and the consideration paid is recognized as capital surplus.

2.21 Approval of Issuance of the Financial Statements

The issuance of the December 31, 2025 separate financial statements of the Company was approved by the Board of Directors on February 4, 2026, which is subject to change with approval at the annual shareholder’s meeting.

3. Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the Company to make estimates and assumptions concerning the future. Management also needs to exercise judgement in applying the Company’s accounting policies. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. As the resulting accounting estimates will, by definition, seldom equal the related actual results, it can contain a significant risk of causing a material adjustment.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below. Additional information of significant judgment and assumptions of certain items are included in relevant notes.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

3.1 Income taxes

The Company recorded, based on its best estimate, current taxes and deferred taxes that the Company will be liable in the future for the operating results at the end of the reporting period. However, the final tax outcome in the future may be different from the amounts that were initially recorded. Such differences will impact the current and deferred income tax assets and liabilities in the period in which the final tax outcome is determined.

If certain portion of the taxable income is not used for investments or increase in wages in accordance with the Special Taxation for Facilitation of Investment and Mutually-Beneficial Cooperation, the Company is liable to pay additional income tax calculated based on the tax law. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from such tax law. As the Company’s income tax is dependent on the investments and increase in wages, there exists uncertainty with regard to measuring the final tax effects.

3.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors and assumptions in price determination and other risks.

As described in Note 2.5, ‘Recognition and Measurement of Financial Instruments’, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.

3.3 Impairment of financial assets

In accordance with Korean IFRS No.1109, the provision for impairment for financial assets are based on assumptions about risk of default and expected loss rates. The Company uses judgment in making these assumptions and selecting the inputs to the impairment calculation based on the Company’s past history, existing market conditions as well as forward-looking estimates at the end of each reporting period (Note 2.5).

3.4 Measurement of defined benefit obligation

The present value of the defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate. Any changes in these assumptions will impact the carrying amount of the defined benefit liability. The Company determines the appropriate discount rate at the end of the reporting period. This is the interest rate that is used to determine the present value of estimated future cash outflows expected to be required to settle the defined benefit liability. In determining the appropriate discount rate, the Company considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the pension benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. Other key assumptions for defined benefit liability are based in part on current market conditions.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

4. Segment Information

4.1 Types of services from which each reportable segment derives its revenues

Management of the Company decides operating segment based on the information, which is to be reported to the chief executive officer, in order to allocate resources to the segment and evaluate performance of the segment. The Company’s operating segments consist of brokerage and wealth management, investment banking, trading and other business part.

In accordance with Korean IFRS No.1108, reporting segments of the Company by type of services categories are as follows:

Reporting segment	Main business activities
Brokerage and wealth management	Sales and services relating to wealth management and brokerage provided to individuals, corporations and institutional investors

Investment banking	Underwriting and advisory services related to bond issuance, structured finance, initial public offering, and mergers and acquisition

Trading	Trading of securities and derivatives, and proprietary trading

Others	Other services and support services

4.2 Revenue and income of segment reporting

Financial information by operating segment for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)
	2025
	Operating income	Operating expense	Operating profit	Non-operating income(expense)	Profit(loss) before income tax expense(income)
Brokerage and wealth management	7,811,177,508	7,265,679,464	545,498,044	(17,324,181)	528,173,863
Investment banking	1,081,465,860	958,205,423	123,260,437	(64,939,472)	58,320,965
Trading	4,366,089,181	4,323,561,931	42,527,250	(1,604,868)	40,922,382
Others	637,087,290	481,020,049	156,067,241	36,663,695	192,730,936

	13,895,819,839	13,028,466,867	867,352,972	(47,204,826)	820,148,147

(in thousands of Korean won)
	2024
	Operating income	Operating expense	Operating profit	Non-operating income(expense)	Profit(loss) before income tax expense(income)
Brokerage and wealth management	5,125,756,055	4,794,443,838	331,312,217	(60,504,564)	270,807,653
Investment banking	1,072,383,201	884,050,444	188,332,757	6,322	188,339,079
Trading	3,929,880,919	3,893,811,293	36,069,626	3,244,181	39,313,807
Others	483,369,206	285,153,789	198,215,417	44,838,272	243,053,689

	10,611,389,381	9,857,459,364	753,930,017	(12,415,789)	741,514,228

The above reported operating income is generated from external customers and inter-segment transactions, and expense includes expenses that can be directly attributed or reasonably allocated to each segment including internal interests. Segment profit represents the profit earned by each segment, reported to the chief executive officer to determine the allocation of resources and to measure the respective segments’ performance.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

4.3 Assets and liabilities of segments

Total assets and liabilities by each segment as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025
	Total assets	Total liabilities
Brokerage and wealth management	12,611,300,028	13,572,887,278
Investment banking	4,550,396,512	141,713,487
Trading	28,093,545,290	11,483,443,934
Others	28,631,301,234	41,995,744,012

	73,886,543,064	67,193,788,711

(in thousands of Korean won)	2024
	Total assets	Total liabilities
Brokerage and wealth management	7,565,851,146	8,306,698,054
Investment banking	4,077,781,107	207,642,939
Trading	26,389,808,564	11,811,736,915
Others	22,283,626,634	33,311,290,136

	60,317,067,451	53,637,368,044

4.4 Information on principal customers

No single customer contributed 10% or more to the Company’s revenue for the years ended December 31, 2025 and 2024.

5. Cash and Deposits

The details of cash and deposits as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Cash and cash equivalents
Cash on hand	168	123
Demand deposits	115,565,427	342,209,931
Checking deposit	16,244,316	12,908,712
Foreign currency deposits	113,122,205	143,469,919
MMDA	246,950,772	87,210,942
Accommodation notes	—	7,096,548

	491,882,888	592,896,175

Deposits
Deposits for securities subscription	21,538,625	1,083,733
Reserve for claims of customers’ deposits	1,506,899,724	802,442,695
Guarantee deposits for securities lending and borrowing	389,805,312	46,752,792
Deposits for exchange-traded derivatives	461,947,188	572,602,786
Guarantee deposits for KSFC trading	1,294,281	—
Long-term deposits	146,745,000	75,000,000
Restricted due from financial institutes	39,000	39,000
Others	748,851,880	862,472,983
Allowances for credit losses of deposits	(1,059,769)	(738,213)
	3,276,061,241	2,359,655,776

	3,767,944,129	2,952,551,951

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

Restricted deposits as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Deposits for securities subscription [1]	21,538,625	1,083,733
Reserve for claims of customers’ deposits [2]	1,506,899,724	802,442,695
Guarantee deposits for securities lending and borrowing [3]	389,805,312	46,752,792
Deposits for exchange-traded derivatives [4]	461,947,188	572,602,786
Guarantee deposits for KSFC trading [5]	1,294,281	—
Long-term deposits [6]	69,000,000	69,000,000
Restricted due from financial institutes [7]	39,000	39,000
Others [8]	748,851,880	862,472,983

	3,199,376,010	2,354,393,989

[1]

Subscription deposits are subscription margin of investors and the Company that are separately deposited at Korea Securities Finance Corporation(KSFC) or other relevant financial institutions until due date for payment for the subscription of the newly issued or sold securities in accordance with the provisions of Article 4-44 of the Regulation on Financial Investment Business.

[2]

The reserve for claims of customers’ deposits is deposited separately in a form of trust in KSFC to meet the demands of investors, such as return of deposit and others, in accordance with Article 74 of the Financial Investment Services and Capital Markets Act.

[3]	Deposited in Korea Securities Depository to guarantee for securities lending and borrowing.
[4]	The deposits for exchange-traded derivatives that the investors and the Company pay for foreign futures option trading to KEB Hana Bank and Forex Dealer Member.
[5]	In the case of an investor’s loan transaction, a certain portion of the price of securities sold is deposited at KSFC as margin.
[6]	Pledged deposits provided for securities lending and borrowing, repurchase agreements between institutions and retail payment through investment & securities companies are included.
[7]	Guarantee deposits for checking accounts
[8]	Deposits in foreign currency and others consist of the margin accounts for trading financial instruments in foreign markets and deposits to court.

Changes in allowances for credit losses of deposits for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025
	12-month expected credit losses	Lifetime expected credit losses
		Non- impaired	Impaired
Beginning	738,213	—	—
Provision	321,556	—	—

Ending	1,059,769	—	—

(in thousands of Korean won)	2024
	12-month expected credit losses	Lifetime expected credit losses
		Non- impaired	Impaired
Beginning	290,185	—	—
Provision	448,028	—	—

Ending	738,213	—	—

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

6. Financial Instruments at FVTPL

The details of financial instruments at FVTPL as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	Financial Assets at FVTPL		Financial Liabilities at FVTPL
	2025	2024	2025	2024
Financial assets required to be mandatorily measured at FVTPL	42,376,304,043	36,753,823,519	2,910,712,724	2,558,520,223
Financial assets designated at FVTPL	—	—	7,996,513,415	8,010,047,059

	42,376,304,043	36,753,823,519	10,907,226,139	10,568,567,282

6.1 Financial assets required to be mandatorily measured at FVTPL

The details of financial assets required to be mandatorily measured at FVTPL as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Deposits
Reserve for claims of customers’ deposits (trust) [1]	6,291,667,379	4,458,853,144
Equity instruments
Stocks	4,068,823,032	1,601,664,976
Debt instruments
Government and local government bonds	2,931,969,940	4,038,123,584
Special bonds	4,210,324,688	4,394,107,831
Corporate bonds	6,824,486,015	5,887,629,630
Corporate commercial papers	5,369,662,486	5,668,511,190
Asset-backed short-term bonds	1,124,792,053	1,731,958,269
Hybrid bond with security-like features	328,391,430	267,899,220
Investment in partnerships	717,130,999	621,369,479
Collective investment securities	6,567,589,823	4,869,469,164
Hybrid stock with bond-like features	114,874,396	169,454,179
Loans
Loans	860,312,817	937,460,555
Derivative linked securities
Equity-linked securities	80,970,708	10,897,742
Other derivative linked securities	1,021,084,300	783,440,520
Other OTC derivative combined contract	143,046,855	102,732,731
Securities in foreign currency
Stocks in foreign currency	42,276,781	49,737,589
Bonds in foreign currency	1,049,644,746	597,549,013
Investments in partnerships in foreign currency	49,909,886	52,692,465
Collective investment securities in foreign currency	186,922,175	125,807,545
Collective fund for default loss	96,241,957	82,900,562
Hybrid bonds	293,249,242	271,689,060
Exchange traded notes	134,273	—
Other short-term securities held for sale	2,798,062	29,875,071

	42,376,304,043	36,753,823,519

[1]

The reserve for claims of customers’ deposits is restricted to use because this reserve is deposited separately in a form of trust in KSFC to meet the demands of investors, such as return of deposit and others, in accordance with Article 74 of the Financial Investment Services and Capital Markets Act.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

Details of securities sold which are classified as financial liabilities at FVTPL as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Equity Securities
Stocks	1,640,199,761	798,188,133
Debt Securities
Government and local government bonds	1,243,927,993	1,758,937,852
Collective investment securities	26,584,970	1,394,238

	2,910,712,724	2,558,520,223

Assets Pledged as Collateral

The details of financial assets pledged as collateral as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	Description [1]	2025	2024	Security right holder
Financial assets at FVTPL	Guarantee deposits for lending and borrowing securities and bonds	11,148,996,178	9,908,290,516	Korea Securities Depository, KSFC, etc.
	Margin required and guarantee deposits for derivatives trading	1,741,587,209	1,591,262,017	Korea Stock Exchange, etc.
	Guarantee deposits for reverse repurchase agreements	4,148,851,974	4,232,134,843	Customer, Institution
Financial assets at FVOCI	Guarantee deposits for lending and borrowing securities and bonds	4,041,764,331	2,510,367,880	Korea Securities Depository, KSFC, etc.
	Guarantee deposits for for derivatives trading	106,035,567	183,121,174	Korea Stock Exchange, etc.
	Guarantee deposits for reverse repurchase agreements	2,601,915,338	1,811,592,215	Customer, Institution

		23,789,150,597	20,236,768,645

[1]	As at December 31, 2025 and 2024, the accrued interests related to debt securities provided as collateral of ~~W~~ 235,903 million and ~~W~~ 406,426 million, respectively, are excluded.

The Company provides ~~W~~ 10,485,363 million and ~~W~~ 8,027,229 million of its borrowing securities held as collateral to KSFC and others as at December 31, 2025 and 2024, respectively.

As at December 31, 2025 and 2024, the fair values of collaterals sold or repledged as collaterals regardless of default are as follows:

(in thousands of Korean won)	Securities
	2025	2024
Fair value of collateral held	2,034,440,723	2,255,447,484
Fair value of collaterals sold or re-provided as collateral	—	—

	2,034,440,723	2,255,447,484

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

6.2 Financial liabilities designated at FVTPL

The details of financial liabilities designated at FVTPL as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	Financial liabilities designated at FVTPL
	2025	2024
Derivative linked securities
Equity-linked securities	3,959,492,400	4,437,103,116
Other derivative linked securities	2,440,972,492	2,062,512,677
Other OTC derivative combined contract	1,088,148,738	1,209,941,532
Exchange traded notes	507,899,785	300,489,734

	7,996,513,415	8,010,047,059

The differences between the contractual value to be paid at maturity and the carrying amount of financial liabilities at FVTPL as at December 31, 2025 and 2024, are as follows :

(in thousands of Korean won)	2025	2024
Contractual value to be paid at maturity	7,909,016,857	7,947,235,520
Carrying amount	7,996,513,415	8,010,047,059

Differences	(87,496,558)	(62,811,539)

Accumulated changes in fair value of financial liabilities at FVTPL due to the change of credit risk as at December 31, 2025 and 2024, are as follows :

(in thousands of Korean won)	Other comprehensive income recognized from changes of fair value due to the change of credit risk (before tax) [1]
	2025	2024
Beginning of the year	23,501,476	16,008,372
Change of fair value	4,805,676	7,493,104

End of the year	28,307,152	23,501,476

[1]	The Company assessed OCI based on the probability of default corresponding to the Company’s credit rating and loss given default. The amount is before tax.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

7. Derivatives and Hedge Accounting

Derivatives owned by the Company as at December 31, 2025 and 2024, are as follows:

	2025
	Assets		Liabilities
(in thousands of Korean won)	Hedging	Trading	Hedging	Trading	Unsettled amount
Exchange-traded derivatives
Interest rate:
Futures	—	242,633	—	1,340,185	2,596,548,486
Equity:
Futures	—	395,800	—	6,880,804	3,552,399,956
Purchase options	—	164,620,094	—	—	471,966,622
Written options	—	—	—	119,129,766	885,215,546
Currency:
Futures	—	699,339	—	19,982	601,432,351
Goods:
Futures	—	1,055,889	—	1,949,104	81,630,722

	—	167,013,755	—	129,319,841	8,189,193,683

OTC derivatives
Interest rate:
Forwards	—	831,678,573	—	789,179,536	24,953,579,400
Swaps	—	170,399,971	—	288,078,925	81,372,320,305
Options	—	9,462,701	—	12,711,975	450,000,000
Currency:
Forwards	—	102,907,598	2,911,200	187,393,191	10,909,032,853
Swaps	—	911,841	—	830,633	183,715,562
Options	—	2,739,390	—	—	143,490,000
Equity:
Swaps	—	235,392,049	—	378,805,763	6,099,312,971
Purchase options	—	41,840,388	—	—	444,767,350
Written options	—	—	—	42,262,638	450,988,980
Credit:
Swaps	—	35,971,365	—	26,470,050	5,122,155,324
Goods:
Swaps	—	10,571,788		10,185,126	568,777,593
Options	—	3,071,634	—	3,109,343	101,737,280
Others:
Swaps	—	—	—	215,776,534	729,940,931

	—	1,444,947,298	2,911,200	1,954,803,714	131,529,818,549

	—	1,611,961,053	2,911,200	2,084,123,555	139,719,012,232

	2024
	Assets		Liabilities
(in thousands of Korean won)	Hedging	Trading	Hedging	Trading	Unsettled amount
Exchange-traded derivatives
Interest rate:
Futures	—	718,474	—	5,406,671	4,109,620,037
Equity:
Futures	—	3,260,046	—	7,962,965	2,140,518,324
Purchase options	—	9,946,986	—	—	264,716,897
Written options	—	—	—	165,495,252	1,305,007,298

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

Currency:
Futures	—	1,132,412	—	234,401	404,531,400
Goods:
Futures	—	1,191,265	—	1,012,175	42,764,421

	—	16,249,183	—	180,111,464	8,267,158,377

OTC derivatives
Interest rate:
Forwards	—	697,806,221	—	674,883,353	17,627,246,000
Swaps	—	118,669,376	—	312,957,041	122,722,303,442
Options	—	10,235,246	—	12,676,965	450,100,000
Currency:
Forwards	—	182,379,316	4,309,200	229,088,752	8,101,373,429
Swaps	—	32,996,658	—	28,835,713	601,281,009
Options	—	4,415,787	—	6,151	147,000,000
Equity:
Swaps	—	276,216,278	—	156,075,309	4,946,600,638
Purchase options	—	4,396,415	—	—	471,018,000
Written options	—	—	—	5,872,788	483,738,001
Credit:
Swaps	—	37,123,089	—	27,397,061	4,411,630,000
Goods:
Swaps	—	12,389,786		11,780,566	1,297,182,950
Options	—	3,018,458	—	3,130,137	292,290,390
Others:
Swaps	—	47,097	—	275,542,878	796,712,171

	—	1,379,693,727	4,309,200	1,738,246,714	162,348,476,030

	—	1,395,942,910	4,309,200	1,918,358,178	170,615,634,407

The Company entered into the derivative contracts and applied fair value hedge accounting for hedging foreign exchange risk of the investment in subsidiaries and others.

Gain or loss on fair value hedge for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Gain(loss) on the hedging instrument	6,824,272	(33,134,172)
Gain(loss) on the hedged item attributable to the hedged risk	(6,824,272)	33,134,172

	—	—

The average price related to hedge of net investments in foreign operations as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025
	The nominal amount of the hedging instrument	Average price (KRW/USD, Korean won)
1 year	242,498,100	1,173.81
2 year	—	—
3 year	—	—
Over 3 year	—	—

	242,498,100	1,173.81

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(in thousands of Korean won)	2024
	The nominal amount of the hedging instrument	Average price (KRW/USD, Korean won)
1 year	15,876,000	1,071.00
2 year	236,670,000	1,179.00
3 year	—	—
Over 3 year	—	—

	252,546,000	1,172.13

The contents of fair value hedge as of December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Carrying amount (asset)	Accumulated fair value (asset)	Change of fair value for the year
Currency
Investment in subsidiaries	273,716,713	44,687,844	(6,824,272)

	2024
(in thousands of Korean won)	Carrying amount (asset)	Accumulated fair value (asset)	Change of fair value for the year
Currency
Investment in subsidiaries	284,468,575	52,226,706	33,134,172

8. Financial Assets at FVOCI

The details of financial assets at FVOCI as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Equity instruments
Stocks [1]	555,227,794	472,013,719
Investment in partnerships	1,200,000	1,200,000
Other	941,617,363	879,977,298
Debt instruments
Government and municipal government bonds	113,091,530	70,709,895
Special bonds	2,331,033,103	1,821,452,212
Corporate bonds	4,657,305,415	2,595,239,175
Debt instruments in foreign currency	860,204,442	641,121,645

	9,459,679,647	6,481,713,944

[1]	Equity investment on Korea Stock Exchange and other relative institutions.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

Changes in gains and losses on valuation of financial assets at FVOCI (before tax) for the year ended December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Beginning balance	Valuation[1]	Disposal / transfer	Ending balance
Stocks	370,452,931	102,445,443	1,586,092	474,484,466
Government and local government bonds	(447,623)	(8,018,955)	447,623	(8,018,955)
Special bonds	9,273,877	(14,240,022)	(5,205,743)	(10,171,888)
Corporate bonds	13,629,179	(21,429,749)	(7,634,040)	(15,434,610)
Securities in foreign currency	(1,139,976)	3,064,054	420,107	2,344,185
Other securities in Korean won	10,515,554	(8,443,100)	1,094,085	3,166,539

	402,283,942	53,377,671	(9,291,876)	446,369,737

[1]	Provision for credit loss of debt instruments at FVOCI as ~~W~~ 1,746 million are excluded.

	2024
(in thousands of Korean won)	Beginning balance	Valuation[1]	Disposal / transfer	Ending balance
Stocks	386,171,268	(15,718,337)	—	370,452,931
Government and local government bonds	57,031	(447,623)	(57,031)	(447,623)
Special bonds	3,686,348	7,970,335	(2,382,806)	9,273,877
Corporate bonds	6,816,506	8,237,295	(1,424,622)	13,629,179
Securities in foreign currency	(1,035,064)	(243,344)	138,432	(1,139,976)
Other securities in Korean won	(1,588,431)	14,095,998	(1,992,013)	10,515,554

	394,107,658	13,894,324	(5,718,040)	402,283,942

[1]	Provision for credit loss of debt instruments at FVOCI as ~~W~~ 215 million are excluded.

The derecognized equity investments at FVOCI for the year ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Marketable securities	20,817,460	—
Other quity investments at FVOCI	136,243,062	151,937,226

	157,060,522	151,937,226

The dividend income from equity investments at FVOCI for the years ended December 31, 2025 and 2024, are as follows;

(in thousands of Korean won)	2025		2024
	Derecognised	Held at the end of reporting period	Derecognised	Held at the end of reporting period
Equity investments at FVOCI
Marketable securities	1,610,875	2,107,287	—	—
Non marketable securities	—	13,569,397	—	14,628,399
Other equity investments	143,647	45,823,737	698,774	31,745,544

	1,754,522	61,500,421	698,774	46,373,943

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

The Company recognized provision for credit loss of debt instruments at FVOCI amount (before tax) to ~~W~~ 3,489 million and ~~W~~ 1, 743 million, as at December 31, 2025 and 2024, respectively.

9. Investments in Subsidiaries and Associates

Investments in subsidiaries and associates as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025
	Location	Percentage of ownership(%)	Date of financial statements [4]	Net Asset	Book amount	Main Business
Subsidiaries
KBFG Securities America Inc.	USA	100.00	December	36,825,509	17,259,715	Investment, advisory
KB Securities Hong Kong Ltd.	Hong Kong	100.00	December	302,199,043	260,095,513	Investment, advisory
KB Securities Vietnam Joint Stock Company	Vietnam	99.81	December	248,520,094	173,875,579	Investment, advisory
KB FINA COMPANY LIMITED(formely, KB FINA Joint Stock Company)	Vietnam	100.00	December	2,322,685	2,634,471	IT(Fintech)
PT. KB Valbury Sekuritas	Indonesia	65.00	December	92,505,672	57,221,997	Investment, advisory
KB Digital Innovation&growth New Technology Business Investment Fund [1]	Korea	20.00	December	9,569,314	2,000,000	Other financial
KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund 1 [1]	Korea	42.86	December	17,899,228	3,000,000	Other financial
KB Global Contents Private Investment Fund [1]	Korea	27.27	December	14,350,388	4,500,000	Other financial
KB Securities ESG Value Enhancement Fund	Korea	93.75	December	2,971,201	3,000,000	Other financial
LB Ireland Private Real Estate Investment Trust 8	Korea	96.64	December	(4,326,877)	—	Funds
Pacific US BlackRock Private Placement Real Estate Fund Investment Trust No. 15	Korea	98.51	December	2,664,855	2,073,861	Funds
JB Dry Street Private Fund 1	Korea	100.00	December	102,840	102,840	Funds
JB Australia108 Private Fund 1	Korea	100.00	December	64,687	64,687	Funds
JB Forge Private Fund 1	Korea	100.00	December	46,095	46,096	Funds
JB Hall Street Private Fund 1	Korea	100.00	December	113,011	113,011	Funds
JB Margaret Street Private Fund 1	Korea	100.00	December	30,938	30,938	Funds
GVA Europe Pre-IPO Private Investment Trust No.1	Korea	100.00	December	26,137,774	11,650,034	Funds
LIFE Global Reits Pre-IPO General Private Investment Trust 1	Korea	99.89	December	59,360,533	39,663,469	Funds
Star-Lord Alpha Flux General Investors Private Real Estate Investment Company No.11	Korea	99.78	December	(4,618,948)	—	Funds
Global One Professional Investment Type Private U.S. Real Estate Investment Trust No. 2(H)	Korea	99.99	December	1,247,193	1,247,048	Funds
PineStreet AIOFIII Infrastructure General Private Trust No.2 [2]	Korea	99.92	December	4,689,790	4,720,405	Funds
Samsung Vista Credit BDC Private Investment No.2 [2]	Korea	99.93	December	21,532,236	22,026,000	Funds
Mangrove Feeder Fund	Cayman Islands	71.63	December	12,622,967	13,621,200	Funds
GH Real Estate I LP	Guernsey	81.00	December	27,408,030	19,700,411	Investment
Able Gwonseon 1st Co., Ltd. [1]	Korea	—	December	86,062	—	Asset-backed securitization

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(in thousands of Korean won)	2025
	Location	Percentage of ownership(%)	Date of financial statements [4]	Net Asset	Book amount	Main Business
Newstar Gimpo 1st Co., Ltd [1]	Korea	—	December	84,487	—	Asset-backed securitization
Able Sewoon Co., Ltd. [1]	Korea	—	December	899,589	—	Asset-backed securitization
KB MyeongJi 1st Co.,Ltd. [1]	Korea	—	December	(405,062)	—	Asset-backed securitization
KB Mapo 2nd Co.,Ltd. [1]	Korea	—	December	(418,358)	—	Asset-backed securitization
Zitaress 1st Co., Ltd. [1]	Korea	—	December	699,081	—	Asset-backed securitization
Newstar Gimpo 4th Co.,Ltd. [1]	Korea	—	December	(6,634,578)	—	Asset-backed securitization
Powerplay 1st Co., Ltd. [1]	Korea	—	December	(5,750,183)	—	Asset-backed securitization
Able Maseok 1st Co., Ltd. [1]	Korea	—	December	(95,443)	—	Asset-backed securitization
Newstar Wave 1st Co., Ltd. [1]	Korea	—	December	702,254	—	Asset-backed securitization
Able Next 1st Co., Ltd [1]	Korea	—	December	(753,044)	—	Asset-backed securitization
YSMC 1st Co., Ltd. [1]	Korea	—	December	949,856	—	Asset-backed securitization
Stoke 2nd Corp [1]	Korea	—	December	(35,489,250)	—	Asset-backed securitization
Newstar Seongnam 1st Co.,Ltd [1]	Korea	—	December	163,496	—	Asset-backed securitization
KPS Sihwa 1st Co., Ltd. [1]	Korea	—	December	(77,414,834)	—	Asset-backed securitization
Able alpha Co., Ltd. [1]	Korea	—	December	(535,858)	—	Asset-backed securitization
Newstar Gimpo 7th Co.,Ltd. [1]	Korea	—	December	(41,860,419)	—	Asset-backed securitization
able hi position 1st [1]	Korea	—	December	(652,702)	—	Asset-backed securitization
Able Yongin Wonsam 2nd Co.,Ltd. [1]	Korea	—	December	(540,230)	—	Asset-backed securitization
TRUE HOUSE FIRST CO., LTD. [1]	Korea	—	December	415,487	—	Asset-backed securitization
Able Gongpyeong 3rd Co.,Ltd [1]	Korea	—	December	135,977	—	Asset-backed securitization
NEW STAR L CARD 1ST CO.,LTD. [1]	Korea	—	December	1,107,188	—	Asset-backed securitization
Olivia 1st Co.,Ltd. [1]	Korea	—	December	576,482	—	Asset-backed securitization
New Star Sinar Third Co., Ltd [1,2]	Korea	—	December	144,437	—	Asset-backed securitization
New Star YJ Second Co., Ltd [1,2]	Korea	—	December	(242,432)	—	Asset-backed securitization
HJ GALAXY No.4 Co.,ltd 1.2	Korea	—	December	(1,791,654)	—	Asset-backed securitization
Hyosung Vina Second Co., Ltd [1,2]	Korea	—	December	806,829	—	Asset-backed securitization
newstarwoncle 1st. Co.ltd [1,2]	Korea	—	December	230,865	—	Asset-backed securitization
NetFabric Suncheon First Co., Ltd. [1,2]	Korea	—	December	(886,204)	—	Asset-backed securitization
KB Infra 4th Co.,Ltd. [1,2]	Korea	—	December	(493,947)	—	Asset-backed securitization
Newstar Songam 1st Co.,ltd. [1,2]	Korea	—	December	160,867	—	Asset-backed securitization
New Star SJ First Co., Ltd [1,2]	Korea	—	December	(91,799)	—	Asset-backed securitization
New Star REITs First Co., Ltd [1,2]	Korea	—	December	107,230	—	Asset-backed securitization
Newstar Cine 1st Co.,ltd. 1.2	Korea	—	December	(2,183,031)	—	Asset-backed securitization
MS Cheongna No.2 Co., Ltd. [1,2]	Korea	—	December	(20,041)	—	Asset-backed securitization
Next Yeongjong First Co., Ltd. [1,2]	Korea	—	December	(6,298,279)	—	Asset-backed securitization

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(in thousands of Korean won)	2025
	Location	Percentage of ownership(%)	Date of financial statements [4]	Net Asset	Book amount	Main Business
New Star KM First Co., Ltd [1,2]	Korea	—	December	(116,488)	—	Asset-backed securitization
Newstar Next 1st Co.,ltd. [1,2]	Korea	—	December	(1,096,318)	—	Asset-backed securitization
Newstar Next 2nd Co.,ltd. [1,2]	Korea	—	December	(771,512)	—	Asset-backed securitization
Newstar Doan first Co., Ltd [1,2]		—	December	(266,880)	—	Asset-backed securitization
PAV Co., Ltd [1,2]	Korea	—	December	116,149	—	Asset-backed securitization
Still No.1 2nd Co., Ltd [1,2]		—	December	(65,722)	—	Asset-backed securitization
Newstar L Chemi 1st [1,2]		—	December	—	—	Asset-backed securitization

					638,647,275

Associates
KB Special Purpose Acquisition Company No.25 [3]	Korea	0.12	November	8,752,399	5,000	SPAC
KB Special Purpose Acquisition Company No.27 [3]	Korea	0.04	November	26,996,258	5,000	SPAC
KB Special Purpose Acquisition Company No.29 [3]	Korea	0.16	November	12,668,512	10,000	SPAC
KB Special Purpose Acquisition Company No.30 [3]	Korea	0.19	November	10,582,957	10,000	SPAC
KB Special Purpose Acquisition Company No.31 [3]	Korea	0.16	November	12,448,756	10,000	SPAC
KB Special Purpose Acquisition Company No.32 [3]	Korea	0.16	November	12,406,196	10,000	SPAC
KB Special Purpose Acquisition Company No.33 [3]	Korea	1.08	November	15,492,593	160,000	SPAC
KB New Paradigm Agriculture Venture Fund	Korea	25.00	December	2,359,904	589,976	Investment
KBTS Technology Venture Private Equity Fund [3]	Korea	16.00	December	17,028,768	1,888,000	Investment
KB-SJ Tourism Venture Fund [3]	Korea	18.52	December	8,198,340	380,000	Investment
KB Shinjasanaubo Fund [3]	Korea	14.67	December	4,643,753	681,084	Investment
UNION Media Commerce Fund	Korea	28.99	December	3,245,457	1,000,000	Investment
KB SPROTT Renewable Private Equity Fund I	Korea	26.69	December	8,074,943	907,561	Investment
KB-Stonebridge Secondary Private Equity Fund [3]	Korea	4.16	December	82,441,735	3,371,606	Investment
KB-UTC Inno-Tech Venture Fund [3]	Korea	14.76	December	16,703,944	2,476,896	Investment
KB-NAU Special Situation Corporate Restructuring Private Equity Fund [3]	Korea	6.60	December	150,136,149	5,478,329	Investment
KB-KTB Technology Venture Fund [3]	Korea	18.18	December	48,290,993	10,000,000	Investment
KB Bio Global Expansion Private Equity Fund No.1	Korea	39.47	December	43,797,540	15,000,000	Investment
KB Digital Platform Fund [3]	Korea	16.67	December	311,322,458	38,000,000	Investment
KB-SOLIDUS Healthcare Investment Fund [3]	Korea	5.10	December	99,856,221	5,000,000	Investment
KB-GeneN Medical Venture Fund 1	Korea	22.52	December	8,162,434	2,000,000	Investment
DA-Friend Investment Fund II	Korea	27.06	December	3,332,286	987,633	Investment
Cornerstone Pentastone IV Fund	Korea	21.52	December	3,547,539	817,742	Investment
JS Private Equity Fund III	Korea	20.48	December	2,005,345	195,773	Investment
Mirae Asset Mobility Investment Fund I	Korea	22.99	December	8,201,521	2,000,000	Investment
KB-FT 1st Green Growth Investment Fund [3]	Korea	10.34	December	17,867,770	2,000,000	Investment

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(in thousands of Korean won)	2025
	Location	Percentage of ownership(%)	Date of financial statements [4]	Net Asset	Book amount	Main Business
KB-NP Green ESG New Technology Venture Capital Fund [3]	Korea	11.59	December	160,969,908	18,443,847	Investment
KB Star REIT	Korea	26.13	December	235,362,440	29,772,238	Investment
Nextrade Co., Ltd. [3]	Korea	6.64	September	126,123,631	9,700,000	Investment
MW-Pyco NewWave New Technology Investment Fund 4th	Korea	51.28	December	—	—	Investment
KB-SUSUNG 1st Investment Fund [3]	Korea	10.00	December	5,550,179	130,000	Investment
Bitgoeul Cheomdan Green 1st Co., Ltd. [3]	Korea	19.00	December	1,265,217	342,000	Investment
Shinhan-Eco Venture Fund 2nd	Korea	20.00	December	9,036,179	1,885,000	Investment
Leading H2O Fund 1	Korea	48.23	December	2,945,301	1,500,000	Investment
U-KB Credit No.1 Private Equity	Korea	23.26	December	69,541,318	17,046,512	Investment
KB-BridgePole Venture Investment Fund #2 [3]	Korea	14.29	December	10,027,217	1,500,000	Investment
Sirius Silicon Valley I New Technology Fund	Korea	23.81	December	1,944,463	500,000	Investment
Timefolio Athleisure Investment Fund	Korea	48.19	December	7,781,539	4,000,000	Investment
COMPA Global Scale-Up Fund No.3	Korea	29.99	December	3,190,978	1,000,000	Investment
YG MCE PROJECT No.1 Fund	Korea	27.78	December	—	—	Investment
HI YG Win-win Fund No.2	Korea	20.62	December	10,446,432	2,000,000	Investment
KB-CJ Venture Fund 1st	Korea	40.00	December	4,673,306	1,800,000	Investment
Elohim-Bilanx aerospace No.1 Fund	Korea	20.94	December	9,248,721	2,000,000	Investment
KB-SUSUNG 2nd Investment Fund [3]	Korea	12.66	December	15,475,453	2,000,000	Investment
IMM global Secondary 1-1 Equity Private Fund	Korea	41.65	December	11,946,087	3,412,973	Investment
LIB Material Investment Fund	Korea	27.26	December	3,041,835	877,181	Investment
KBSBI Global High-tech Strategic Private Equity Investment Limited Partnership [3]	Korea	16.30	December	89,882,221	15,274,098	Investment
KB-Cyrus Tourism Venture Fund [3]	Korea	18.52	December	10,019,466	2,000,000	Investment
IBKS Design Fund	Korea	46.51	December	10,343,544	2,000,000	Investment
KB-IMM Newstar Real Estate Private Fund 1	Korea	43.00	December	97,029,938	40,283,308	Investment
KBLB Middle Market Enterprises Innovation Private Equity Fund [3]	Korea	19.05	December	19,546,692	4,284,000	Investment
YG AI Industrial Automation Solutions FUND	Korea	28.17	December	7,072,662	2,000,000	Investment
KB-Novus Genesis Private Equity Fund [3]	Korea	9.39	December	24,151,948	2,300,000	Investment
ATP TP VC Fund No.1	Korea	39.60	December	4,990,420	2,000,000	Investment
AIM-KB-DOUBLE Connected Future Investment Fund [2,3]	Korea	8.33	December	11,805,066	1,000,000	Investment
KB-IMM Newstar Real Estate Private Fund 2	Korea	38.18	December	43,279,272	16,509,818	Investment
K-1 23th Yeoksam Real Estate Investment Trust Company	Korea	41.30	December	125,222,559	16,050,000	Investment
IMM Korea Beauty Co-Invest Private Equity Fund	Korea	51.02	December	97,281,431	50,000,000	Investment
KB-GVA Premier Mezzanine Investment Fund [3]	Korea	3.07	December	16,212,787	500,000	Investment
KB-ANDA Deep Tech Venture Fund	Korea	30.00	December	4,165,000	1,249,500	Investment

					346,345,075

					984,992,350

[1]

The Company has control over the special purpose entities (“SPEs”) and is exposed to variable returns. Accordingly, these SPEs are included as subsidiaries although the Company’s ownership is less than 50%.

[2]	Newly established in 2024 and included as subsidiaries.
[3]	Although the ownership of the Company is less than 20%, these are included as associates, since the Company has a significant influence over investee’s policy and operations.
[4]	The date is the closing date of financial statements used for the purpose of assessment of net asset value.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(in thousands of Korean won)	2024
	Location	Percentage of ownership(%)	Date of financial statements [4]	Net Asset	Book amount	Main Business
Subsidiaries
KBFG Securities America Inc.	USA	100.00	December	25,529,467	17,259,715	Investment, advisory
KB Securities Hong Kong Ltd.	Hong Kong	100.00	December	294,504,905	266,236,375	Investment, advisory
KB Securities Vietnam Joint Stock Company	Vietnam	99.81	December	250,658,226	173,875,579	Investment, advisory
KB FINA Joint Stock Company	Vietnam	100.00	December	2,634,471	2,634,471	IT(Fintech)
PT. KB Valbury Sekuritas	Indonesia	65.00	December	89,769,492	57,221,997	Investment, advisory
KB Digital Innovation&growth New Technology Business Investment Fund [1]	Korea	20.00	December	7,737,182	2,000,000	Other financial
KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund [1]	Korea	42.86	December	25,228,894	10,665,000	Other financial
KB Global Contents Private Investment Fund [1]	Korea	27.27	December	15,682,080	4,500,000	Other financial
JB New Jersey Private Real Estate Fund 1	Korea	98.15	December	56,317	—	Funds
LB Ireland Private Real Estate Investment Trust 8	Korea	96.64	December	(4,087,198)	—	Funds
Pacific US BlackRock Private Placement Real Estate Fund Investment Trust No. 15	Korea	98.51	December	4,904,932	4,862,303	Funds
Mangrove Feeder Fund	Cayman Islands	74.90	December	18,562,431	18,232,200	Funds
GH Real Estate I LP	Guernsey	81.00	December	27,107,882	20,228,930	Investment
JB Dry Street Private Fund 1	Korea	100.00	December	192,453	239,920	Funds
JB Australia108 Private Fund 1	Korea	100.00	December	127,351	165,847	Funds
JB Forge Private Fund 1	Korea	100.00	December	90,953	118,464	Funds
JB Hall Street Private Fund 1	Korea	100.00	December	195,293	245,327	Funds
JB Margaret Street Private Fund 1	Korea	100.00	December	54,323	68,655	Funds
GVA Europe Pre-IPO Private Investment Trust No.1	Korea	100.00	December	29,618,615	17,866,800	Funds
LIFE Global Reits Pre-IPO General Private Investment Trust 1	Korea	99.89	December	59,358,576	53,065,676	Funds
Star-Lord Alpha Flux General Investors Private Real Estate Investment Company No.11	Korea	99.78	December	31,083,636	44,900,000	Funds
Able Gwonseon 1st Co., Ltd. [1]	Korea	—	December	68,839	—	Asset-backed securitization
Newstar Gimpo 1st Co., Ltd [1]	Korea	—	December	(262,779)	—	Asset-backed securitization
Able Sewoon Co., Ltd. [1]	Korea	—	December	(842,626)	—	Asset-backed securitization
KB MyeongJi 1st Co.,Ltd. [1]	Korea	—	December	356,835	—	Asset-backed securitization
Able Dangjin 1st Co.,Ltd. [1]	Korea	—	December	1,060,237	—	Asset-backed securitization
KB Mapo 2nd Co.,Ltd. [1]	Korea	—	December	(338,515)	—	Asset-backed securitization
Able Wonchang 1st Co., Ltd. [1]	Korea	—	December	(1,210,316)	—	Asset-backed securitization
Zitaress 1st Co., Ltd. [1]	Korea	—	December	358,205	—	Asset-backed securitization

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(in thousands of Korean won)	2024
	Location	Percentage of ownership(%)	Date of financial statements [4]	Net Asset	Book amount	Main Business
Able Beomeo-one Co., Ltd. [1]	Korea		December	385,218	—	Asset-backed securitization
Newstar Gimpo 4th Co.,Ltd. [1]	Korea	—	December	(6,694,846)	—	Asset-backed securitization
Powerplay 1st Co., Ltd. [1]	Korea	—	December	(372,596)	—	Asset-backed securitization
Able Dosan 1st Co., Ltd [1]	Korea	—	December	1,778,541	—	Asset-backed securitization
Able Maseok 1st Co., Ltd. [1]	Korea	—	December	(459,765)	—	Asset-backed securitization
TW Seocho 1st Co., Ltd. [1]	Korea	—	December	2,046,663	—	Asset-backed securitization
TW Seocho 2nd Co., Ltd. [1]	Korea	—	December	926,752	—	Asset-backed securitization
Newstar Wave 1st Co., Ltd. [1]	Korea	—	December	385,123	—	Asset-backed securitization
Able Next 1st Co., Ltd [1]	Korea	—	December	(646,234)	—	Asset-backed securitization
YSMC 1st Co., Ltd. [1]	Korea	—	December	(219,814)	—	Asset-backed securitization
Gyeongsan Logis 1st Co., Ltd[1]	Korea	—	December	(13,978)	—	Asset-backed securitization
Stoke 2nd Corp [1]	Korea	—	December	(6,788,935)	—	Asset-backed securitization
Newstar Seongnam 1st Co.,Ltd [1]	Korea	—	December	85,548	—	Asset-backed securitization
KPS Sihwa 1st Co., Ltd. [1]	Korea	—	December	(42,294,192)	—	Asset-backed securitization
Newstar NRB First Co., Ltd. [1]	Korea	—	December	(1,346,805)	—	Asset-backed securitization
Able alpha Co., Ltd. [1]	Korea	—	December	(1,400,446)	—	Asset-backed securitization
K-1 23th Yeoksam Real Estate Investment Trust Company	Korea	51.11	December	132,285,289	31,050,000	Real-estate Investment
KB Securities ESG Value Enhancement Fund	Korea	93.75	December	1,995,296	2,000,000	Other financial
Able Eunhwasam 2nd Co., Ltd. [1]	Korea	—	December	(1,369,569)	—	Asset-backed securitization
Newstar Sina 2nd Co., Ltd. [1]	Korea	—	December	858,444	—	Asset-backed securitization
Newstar Gimpo 7th Co.,Ltd. [1,2]	Korea	—	December	(44,492,446)	—	Asset-backed securitization
NewStar Yui the 1st [1,2]	Korea	—	December	(1,069,235)	—	Asset-backed securitization
able hi position 1st [1,2]	Korea	—	December	(767,025)	—	Asset-backed securitization
Graha 2nd Co., Ltd. [1,2]	Korea	—	December	12,005	—	Asset-backed securitization
Able Yongin Wonsam 2nd Co.,Ltd. [1,2]	Korea	—	December	(239,052)	—	Asset-backed securitization
ABLE GUNPO 1ST CO.,LTD. [1,2]	Korea	—	December	(493,322)	—	Asset-backed securitization
TRUE HOUSE FIRST CO., LTD. [1,2]	Korea	—	December	200,565	—	Asset-backed securitization
Breeze Air Primary Co.,Ltd. [1,2]	Korea	—	December	(148,182)	—	Asset-backed securitization
Able Gongpyeong 3rd Co.,Ltd [1,2]	Korea	—	December	70,027	—	Asset-backed securitization
NEW STAR L CARD 1ST CO.,LTD. [1,2]	Korea	—	December	(392,862)	—	Asset-backed securitization
Olivia 1st Co.,Ltd. [1,2]	Korea	—	December	136,167	—	Asset-backed securitization
THE APOGEE THE FIRST CO.,LTD. [1,2]	Korea	—	December	31,284	—	Asset-backed securitization
EULJI NAIN 1ST CO.,LTD. [1,2]	Korea	—	December	(647,501)	—	Asset-backed securitization
E&F Blacksapphire Private Equity Fund [2]	Korea	98.76	December	39,896,349	40,000,000	Other financial

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(in thousands of Korean won)	2024
	Location	Percentage of ownership(%)	Date of financial statements [4]	Net Asset	Book amount	Main Business
Global One Professional Investment Type Private U.S. Real Estate Investment Trust No. 2(H) [2]	Korea	99.99	December	1,476,172	1,476,026	Funds
Able Civic 4th Co., Ltd. [1,2]	Korea	—	December	(256,082)	—	Asset-backed securitization
NEWSTAR EXPER 1ST CO.,LTD. [1,2]	Korea	—	December	(777,240)	—	Asset-backed securitization

					768,913,285

Associates
KB Special Purpose Acquisition Company No.21 [3]	Korea	0.13	November	16,109,139	10,000	SPAC
KB Special Purpose Acquisition Company No.25 [3]	Korea	0.12	November	8,580,129	5,000	SPAC
KB Special Purpose Acquisition Company No.26 [3]	Korea	0.09	November	10,829,695	5,000	SPAC
KB Special Purpose Acquisition Company No.27 [3]	Korea	0.04	November	26,419,296	5,000	SPAC
KB Special Purpose Acquisition Company No.28 [3]	Korea	0.09	November	10,618,937	5,000	SPAC
KB Special Purpose Acquisition Company No.29 [3]	Korea	0.16	November	12,428,561	10,000	SPAC
KB Special Purpose Acquisition Company No.30 [3]	Korea	0.19	November	10,363,936	10,000	SPAC
KB Special Purpose Acquisition Company No.31 [3]	Korea	4.76	November	474,974	10,000	SPAC
KB New Paradigm Agriculture Venture Fund	Korea	25.00	December	5,165,014	1,275,000	Investment
KB KONEX Market Vitalization Fund	Korea	23.44	December	8,227,161	540,000	Investment
KB-KDBC New Technology Business Investment Fund	Korea	33.33	December	7,803,895	1,500,000	Investment
KBTS Technology Venture Private Equity Fund [3]	Korea	16.00	December	19,873,358	1,888,000	Investment
KB-SJ Tourism Venture Fund [3]	Korea	18.52	December	9,617,047	570,000	Investment
KB Shinjasanaubo Fund [3]	Korea	14.67	December	7,034,772	1,804,000	Investment
UNION Media Commerce Fund	Korea	28.99	December	3,262,579	1,000,000	Investment
KB SPROTT Renewable Private Equity Fund I [3]	Korea	12.56	December	24,296,915	3,682,135	Investment
KB-Stonebridge Secondary Private Equity Fund [3]	Korea	4.16	December	115,799,846	4,620,045	Investment
KB-SP Private Equity Fund IV [3]	Korea	18.10	December	22,071,363	2,494,808	Investment
KB-UTC Inno-Tech Venture Fund [3]	Korea	14.76	December	26,487,335	6,262,500	Investment
KB-NAU Special Situation Corporate Restructuring Private Equity Fund [3]	Korea	6.50	December	123,026,518	5,379,144	Investment
KB-KTB Technology Venture Fund [3]	Korea	18.18	December	49,986,506	10,000,000	Investment
KB Bio Global Expansion Private Equity Fund No.1	Korea	39.47	December	45,271,614	15,000,000	Investment
KB Digital Platform Fund [3]	Korea	16.67	December	169,731,013	28,000,000	Investment
KB-SOLIDUS Healthcare Investment Fund [3]	Korea	5.10	December	69,000,852	3,683,333	Investment
KB-GeneN Medical Venture Fund 1	Korea	22.52	December	8,348,219	2,000,000	Investment
DA-Friend Investment Fund II	Korea	27.06	December	3,348,957	987,633	Investment
Cornerstone Pentastone IV Fund	Korea	21.52	December	3,550,028	817,742	Investment
JS Private Equity Fund III	Korea	20.48	December	3,624,689	945,021	Investment
Mirae Asset Mobility Investment Fund I	Korea	22.99	December	8,341,764	2,000,000	Investment
KB-FT 1st Green Growth Investment Fund [3]	Korea	10.34	December	18,270,632	2,000,000	Investment

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(in thousands of Korean won)	2024
	Location	Percentage of ownership(%)	Date of financial statements [4]	Net Asset	Book amount	Main Business
THE CHAEUL FUND NO.1(formerly, SKS IB NEW M&T FUND NO.1)	Korea	31.25	December	3,052,675	1,000,000	Investment
POSITVE Sobujang Venture Fund #1	Korea	43.96	December	1,977,444	879,121	Investment
KB-NP Green ESG New Technology Venture Capital Fund [3]	Korea	11.59	December	133,153,255	16,100,000	Investment
Hisstory 2022 Fintech Fund	Korea	34.78	December	5,451,583	2,000,000	Investment
KB Star REIT	Korea	26.84	December	367,097,153	39,787,364	Investment
KB Bio Private Equity Investment Fund IV	Korea	24.19	December	30,459,936	7,500,000	Investment
Nextrade Co., Ltd. [3]	Korea	6.64	September	123,213,152	9,700,000	Investment
MW-Pyco NewWave New Technology Investment Fund 4th	Korea	51.28	December	3,747,448	2,000,000	Investment
KB-SUSUNG 1st Investment Fund [3]	Korea	10.00	December	14,589,744	1,076,000	Investment
Bitgoeul Cheomdan Green 1st Co., Ltd. [3]	Korea	19.00	December	1,269,501	342,000	Investment
Shinhan-Eco Venture Fund 2nd	Korea	20.00	December	9,865,302	2,050,000	Investment
Leading H2O Fund 1	Korea	48.23	December	3,016,561	1,500,000	Investment
2023 JB Newtech No.2 Fund	Korea	25.71	December	6,631,365	1,405,557	Investment
U-KB Credit No.1 Private Equity	Korea	23.26	December	24,014,225	5,093,023	Investment
KB-BridgePole Venture Investment Fund #2 [3]	Korea	14.29	December	10,244,395	1,500,000	Investment
Sirius Silicon Valley I New Technology Fund	Korea	23.81	December	1,992,817	500,000	Investment
Timefolio Athleisure Investment Fund	Korea	48.19	December	8,139,720	4,000,000	Investment
COMPA Global Scale-Up Fund No.3	Korea	29.99	December	3,266,256	1,000,000	Investment
AKK Robotech Valueup New Technology Investment Fund [3]	Korea	4.98	December	22,645,242	1,000,000	Investment
YG MCE PROJECT No.1 Fund	Korea	27.78	December	5,316,511	1,500,000	Investment
HI YG Win-win Fund No.2	Korea	20.62	December	9,568,040	2,000,000	Investment
KB-CJ Venture Fund 1st	Korea	40.00	December	4,331,867	1,800,000	Investment
Elohim-Bilanx aerospace No.1 Fund	Korea	20.94	December	9,446,122	2,000,000	Investment
KB-SUSUNG 2nd Investment Fund [3]		12.66	December	15,648,898	2,000,000	Investment
IMM global Secondary 1-1 Equity Private Fund	Korea	41.65	December	9,013,297	2,819,038	Investment
LIB Material Investment Fund	Korea	25.49	December	5,786,900	4,098,144	Investment
NOVORSEC-SJG Consumer Secondary Fund	Korea	24.29	December	6,949,377	1,700,000	Investment
KBSBI Global High-tech Strategic Private Equity Investment Limited Partnership [3]	Korea	16.30	December	29,629,640	5,059,098	Investment
KB-Cyrus Tourism Venture Fund [3]	Korea	18.52	December	5,276,727	1,000,000	Investment
IBKS Design Fund	Korea	46.51	December	4,291,749	2,000,000	Investment
NICE DATA INTELLIGENCE VENTURE FUND	Korea	23.53	December	4,240,923	1,000,000	Investment
Pectus Hanwha Fund No.2	Korea	29.41	December	6,631,095	2,000,000	Investment
KB-IMM Newstar Real Estate Private Fund 1	Korea	40.83	December	53,625,920	20,897,275	Investment

					244,815,981

					1,013,729,266

[1]

The Company has control over the special purpose entities (“SPEs”) and is exposed to variable returns. Accordingly, these SPEs are included as subsidiaries although the Company’s ownership is less than 50%.

[2]	Newly established in 2024 and included as subsidiaries.
[3]	Although the ownership of the Company is less than 20%, these are included as associates, since the Company has a significant influence over investee’s policy and operations.
[4]	The date is the closing date of financial statements used for the purpose of assessment of net asset value.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

Changes in investments in subsidiaries for the years ended December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Impaired	Re-classification [1]	Others	Ending balance
KBFG Securities America Inc.	17,259,715	—	—	—	—	—	17,259,715
KB Securities Hong Kong Ltd.	266,236,375	—	—	—	—	(6,140,862)	260,095,513
KB Securities Vietnam Joint Stock Company	173,875,579	—	—	—	—	—	173,875,579
KB FINA COMPANY LIMITED(formely, KB FINA Joint Stock Company)	2,634,471	—	—	—	—	—	2,634,471
PT. KB Valbury Sekuritas	57,221,997	—	—	—	—	—	57,221,997
KB Digital Innovation&growth New Technology Business Investment Fund	2,000,000	—	—	—	—	—	2,000,000
KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund 1	10,665,000	—	(7,665,000)	—	—	—	3,000,000
KB Global Contents Private Investment Fund	4,500,000	—	—	—	—		4,500,000
KB Securities ESG Value Enhancement Fund	2,000,000	1,000,000	—	—	—	—	3,000,000
Pacific US BlackRock Private Placement Real Estate Fund Investment Trust No. 15	4,862,303	—	(2,788,442)	—	—	—	2,073,861
JB Dry Street Private Fund 1	239,920	—	—	(137,080)	—	—	102,840
JB Australia108 Private Fund 1	165,847	—	—	(101,160)	—	—	64,687
JB Forge Private Fund 1	118,464	—	—	(72,368)	—	—	46,096
JB Hall Street Private Fund 1	245,327	—	—	(132,316)	—	—	113,011
JB Margaret Street Private Fund 1	68,655	—	—	(37,717)	—	—	30,938
GVA Europe Pre-IPO Private Investment Trust No.1	17,866,800	—	—	(6,216,766)	—	—	11,650,034
LIFE Global Reits Pre-IPO General Private Investment Trust 1	53,065,676	—	—	(13,402,207)	—	—	39,663,469
Star-Lord Alpha Flux General Investors Private Real Estate Investment Company No.11	44,900,000	—	—	(44,900,000)	—	—	—
K-1 23th Yeoksam Real Estate Investment Trust Company	31,050,000	—	(15,000,000)	—	(16,050,000)	—	—
E&F Blacksapphire Private Equity Fund	40,000,000	—	(40,000,000)	—	—	—	—
Global One Professional Investment Type Private U.S. Real Estate Investment Trust No. 2(H)	1,476,026	—	—	(228,978)	—	—	1,247,048
PineStreet AIOFIII Infrastructure General Private Trust No.2	—	4,720,405	—	—	—	—	4,720,405
Samsung Vista Credit BDC Private Investment No.2	—	22,026,000	—	—	—	—	22,026,000
Mangrove Feeder Fund	18,232,200	—	(3,971,100)	—	—	(639,900)	13,621,200
GH Real Estate I LP	20,228,930	—	—	(528,519)	—	—	19,700,411

	768,913,285	27,746,405	(69,424,542)	(65,757,111)	(16,050,000)	(6,780,762)	638,647,275

[1]	These investments are reclassified to investments in associates due to disposal in partially for the year ended December 31, 2025.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

	2024
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Impaired	Re-classification [1]	Others	Ending balance
KBFG Securities America Inc.	17,259,715	—	—	—	—	—	17,259,715
KB Securities Hong Kong Ltd.	235,795,783	—	—	—	—	30,440,592	266,236,375
KB Securities Vietnam Joint Stock Company	173,875,579	—	—	—	—	—	173,875,579
KB FINA Joint Stock Company	11,146,330	—	—	(8,511,859)	—	—	2,634,471
PT. KB Valbury Sekuritas	57,221,997	—	—	—	—	—	57,221,997
KB Digital Innovation&growth New Technology Business Investment Fund	2,000,000	—	—	—	—	—	2,000,000
KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund	14,550,000	—	(3,885,000)	—	—	—	10,665,000
JB New Jersey Private Real Estate Fund 1	1,074,621	—	—	(1,074,621)	—	—	—
Pacific US BlackRock Private Placement Real Estate Fund Investment Trust No. 15	17,757,064	933,277	(7,677,053)	(6,150,985)	—	—	4,862,303
Vestas Qualified Investors’ Private Real Estate Fund Investment Trust No. 38	1,633,129	—	—	(1,633,129)	—	—	—
Mangrove Feeder Fund	34,117,020	—	(17,900,820)	—	—	2,016,000	18,232,200
GH Real Estate I LP	22,089,260	—	—	(1,860,330)	—	—	20,228,930
JB Dry Street Private Fund 1	239,920	—	—	—	—	—	239,920
JB Australia108 Private Fund 1	165,847	—	—	—	—	—	165,847
JB Forge Private Fund 1	118,464	—	—	—	—	—	118,464
JB Hall Street Private Fund 1	245,327	—	—	—	—	—	245,327
JB Margaret Street Private Fund 1	68,655	—	—	—	—	—	68,655
KB Global Contents Private Investment Fund	4,500,000	—	—	—	—	—	4,500,000
GVA Europe Pre-IPO Private Investment Trust No.1	20,000,000	—	—	(2,133,200)	—	—	17,866,800
LIFE Global Reits Pre-IPO General Private Investment Trust 1	59,470,000	—	—	(6,404,324)	—	—	53,065,676
Star-Lord Alpha Flux General Investors Private Real Estate Investment Company No.11	44,900,000	—	—	—	—	—	44,900,000
K-1 23th Yeoksam Real Estate Investment Trust Company	46,050,000	—	(15,000,000)	—	—	—	31,050,000
KB Securities ESG Value Enhancement Fund	1,000,000	1,000,000	—	—	—	—	2,000,000
E&F Blacksapphire Private Equity Fund	—	40,000,000	—	—	—	—	40,000,000
Global One Professional Investment Type Private U.S. Real Estate Investment Trust No. 2(H)	—	1,476,026	—	—	—	—	1,476,026
Keppel Private Real Estate Investment Trust No.13	64,400,000	—	(25,000,000)	—	(39,400,000)	—	—

	829,678,711	43,409,303	(69,462,873)	(27,768,448)	(39,400,000)	32,456,592	768,913,285

[1]	These instruments are reclassified to financial assets measured at FVTPL during the year ended December 31, 2024.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

Changes in investment in associates for the years ended December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Impaired	Re-classification [1]	Ending balance
KB Special Purpose Acquisition Company No.21	10,000	—	(10,000)	—	—	—
KB Special Purpose Acquisition Company No.25	5,000	—	—	—	—	5,000
KB Special Purpose Acquisition Company No.26	5,000	—	(5,000)	—	—	—
KB Special Purpose Acquisition Company No.27	5,000	—	—	—	—	5,000
KB Special Purpose Acquisition Company No.28	5,000	—	(5,000)	—	—	—
KB Special Purpose Acquisition Company No.29	10,000	—	—	—	—	10,000
KB Special Purpose Acquisition Company No.30	10,000	—	—	—	—	10,000
KB Special Purpose Acquisition Company No.31	10,000	—	—	—	—	10,000
KB Special Purpose Acquisition Company No.32	—	10,000	—	—	—	10,000
KB Special Purpose Acquisition Company No.33	—	160,000	—	—	—	160,000
KB New Paradigm Agriculture Venture Fund	1,275,000	—	(375,000)	(310,024)	—	589,976
KB KONEX Market Vitalization Fund	540,000	—	(540,000)	—	—	—
KB-KDBC New Technology Business Investment Fund	1,500,000	—	(1,500,000)	—	—	—
KBTS Technology Venture Private Equity Fund	1,888,000	—	—	—	—	1,888,000
KB-SJ Tourism Venture Fund	570,000	—	(190,000)	—	—	380,000
KB Shinjasanaubo Fund	1,804,000	—	—	(1,122,916)	—	681,084
UNION Media Commerce Fund	1,000,000	—	—	—	—	1,000,000
KB SPROTT Renewable Private Equity Fund I	3,682,135	—	—	(2,774,574)	—	907,561
KB-Stonebridge Secondary Private Equity Fund	4,620,045	—	(1,248,439)	—	—	3,371,606
KB-SP Private Equity Fund IV	2,494,808	—	(2,494,808)	—	—	—
KB-UTC Inno-Tech Venture Fund	6,262,500	—	—	(3,785,604)	—	2,476,896
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	5,379,144	1,800,000	(1,700,815)	—	—	5,478,329
KB-KTB Technology Venture Fund	10,000,000	—	—	—	—	10,000,000
KB Bio Global Expansion Private Equity Fund No.1	15,000,000	—	—	—	—	15,000,000
KB Digital Platform Fund	28,000,000	10,000,000	—	—	—	38,000,000
KB-SOLIDUS Healthcare Investment Fund	3,683,333	1,316,667	—	—	—	5,000,000
KB-GeneN Medical Venture Fund 1	2,000,000	—	—	—	—	2,000,000
DA-Friend Investment Fund II	987,633	—	—	—	—	987,633
Cornerstone Pentastone IV Fund	817,742	—	—	—	—	817,742
JS Private Equity Fund III	945,021	—	(749,248)	—	—	195,773
Mirae Asset Mobility Investment Fund I	2,000,000	—	—	—	—	2,000,000
KB-FT 1st Green Growth Investment Fund	2,000,000	—	—	—	—	2,000,000
THE CHAEUL FUND NO.1	1,000,000	—	(1,000,000)	—	—	—
POSITVE Sobujang Venture Fund #1	879,121	—	(879,121)	—	—	—
KB-NP Green ESG New Technology Venture Capital Fund	16,100,000	3,480,000	(1,136,153)	—	—	18,443,847
Hisstory 2022 Fintech Fund	2,000,000	—	(2,000,000)	—	—	—
KB Star REIT	39,787,364	—	—	(10,015,126)	—	29,772,238
KB Bio Private Equity Investment Fund IV	7,500,000	—	(7,500,000)	—	—	—
Nextrade Co., Ltd.	9,700,000	—	—	—	—	9,700,000
MW-Pyco NewWave New Technology Investment Fund 4th	2,000,000	—	—	(2,000,000)	—	—
KB-SUSUNG 1st Investment Fund	1,076,000	—	(946,000)	—	—	130,000
Bitgoeul Cheomdan Green 1st Co., Ltd.	342,000	—	—	—	—	342,000
Shinhan-Eco Venture Fund 2nd	2,050,000	25,000	(190,000)	—	—	1,885,000
Leading H2O Fund 1	1,500,000	—	—	—	—	1,500,000
2023 JB Newtech No.2 Fund	1,405,557	—	(1,405,557)	—	—	—
U-KB Credit No.1 Private Equity	5,093,023	11,953,489	—	—	—	17,046,512
KB-BridgePole Venture Investment Fund #2	1,500,000	—	—	—	—	1,500,000

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

Sirius Silicon Valley I New Technology Fund	500,000	—	—	—	—	500,000
Timefolio Athleisure Investment Fund	4,000,000	—	—	—	—	4,000,000
COMPA Global Scale-Up Fund No.3	1,000,000	—	—	—	—	1,000,000
AKK Robotech Valueup New Technology Investment Fund	1,000,000	—	(1,000,000)	—	—	—
YG MCE PROJECT No.1 Fund	1,500,000	—	—	(1,500,000)	—	—
HI YG Win-win Fund No.2	2,000,000	—	—	—	—	2,000,000
KB-CJ Venture Fund 1st	1,800,000	—	—	—	—	1,800,000
Elohim-Bilanx aerospace No.1 Fund	2,000,000	—	—	—	—	2,000,000
KB-SUSUNG 2nd Investment Fund	2,000,000	—	—	—	—	2,000,000
IMM global Secondary 1-1 Equity Private Fund	2,819,038	756,186	(162,251)	—	—	3,412,973
LIB Material Investment Fund	4,098,144	—	—	(3,220,963)	—	877,181
NOVORSEC-SJG Consumer Secondary Fund	1,700,000	—	(1,700,000)	—	—	—
KBSBI Global High-tech Strategic Private Equity Investment Limited Partnership	5,059,098	10,215,000	—	—	—	15,274,098
KB-Cyrus Tourism Venture Fund	1,000,000	1,000,000	—	—	—	2,000,000
IBKS Design Fund	2,000,000	—	—	—	—	2,000,000
NICE DATA INTELLIGENCE VENTURE FUND	1,000,000	—	(1,000,000)	—	—	—
Pectus Hanwha Fund No.2	2,000,000	—	(2,000,000)	—	—	—
KB-IMM Newstar Real Estate Private Fund 1	20,897,275	19,386,033	—	—	—	40,283,308
KBLB Middle Market Enterprises Innovation Private Equity Fund	—	4,284,000	—	—	—	4,284,000
YG AI Industrial Automation Solutions FUND	—	2,000,000	—	—	—	2,000,000
KB-Novus Genesis Private Equity Fund	—	2,300,000	—	—	—	2,300,000
ATP TP VC Fund No.1	—	2,000,000	—	—	—	2,000,000
AIM-KB-DOUBLE Connected Future Investment Fund	—	1,000,000	—	—	—	1,000,000
KB-IMM Newstar Real Estate Private Fund 2	—	16,509,818	—	—	—	16,509,818
K-1 23th Yeoksam Real Estate Investment Trust Company [1]	—	—	—	—	16,050,000	16,050,000
IMM Korea Beauty Co-Invest Private Equity Fund	—	50,000,000	—	—	—	50,000,000
KB-GVA Premier Mezzanine Investment Fund	—	500,000	—	—	—	500,000
KB-ANDA Deep Tech Venture Fund	—	1,249,500	—	—	—	1,249,500

	244,815,981	139,945,693	(29,737,392)	(24,729,207)	16,050,000	346,345,075

[1]	These investments are reclassified from investments in subsidiaries to associates due to disposal in partially for the year ended December 31, 2025.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

	2024
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Impaired	Ending balance
KB Special Purpose Acquisition Company No.21	10,000	—	—	—	10,000
KB Special Purpose Acquisition Company No.22	10,000	—	(10,000)	—	—
KB Special Purpose Acquisition Company No.25	5,000	—	—	—	5,000
KB Special Purpose Acquisition Company No.26	5,000	—	—	—	5,000
KB Special Purpose Acquisition Company No.27	5,000	—	—	—	5,000
KB Special Purpose Acquisition Company No.28	—	5,000	—	—	5,000
KB Special Purpose Acquisition Company No.29	—	10,000	—	—	10,000
KB Special Purpose Acquisition Company No.30	—	10,000	—	—	10,000
KB Special Purpose Acquisition Company No.31	—	10,000	—	—	10,000
KB New Paradigm Agriculture Venture Fund	2,100,000	—	(825,000)	—	1,275,000
KB KONEX Market Vitalization Fund	615,000	—	(75,000)	—	540,000
KB-KDBC New Technology Business Investment Fund	1,800,000	—	(300,000)	—	1,500,000
KBTS Technology Venture Private Equity Fund	2,592,000	—	(704,000)	—	1,888,000
KB-SJ Tourism Venture Fund	4,600,000	—	(4,030,000)	—	570,000
KB Shinjasanaubo Fund	1,804,000	—	—	—	1,804,000
UNION Media Commerce Fund	1,000,000	—	—	—	1,000,000
KB SPROTT Renewable Private Equity Fund I	3,682,135	—	—	—	3,682,135
KB-Stonebridge Secondary Private Equity Fund	4,810,584	—	(190,539)	—	4,620,045
KB-SP Private Equity Fund IV	2,494,808	—	—	—	2,494,808
KB-UTC Inno-Tech Venture Fund	6,375,000	—	(112,500)	—	6,262,500
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	4,786,339	4,482,000	(3,889,195)	—	5,379,144
KB Material and Parts No. 1 PEF	3,400,000	—	(3,400,000)	—	—
KB Global Commerce Private Equity Investment Fund	7,000,000	—	(7,000,000)	—	—
KB-KTB Technology Venture Fund	8,000,000	2,000,000	—	—	10,000,000
KB Bio Global Expansion Private Equity Fund No.1	15,000,000	—	—	—	15,000,000
KB Digital Platform Fund	18,000,000	10,000,000	—	—	28,000,000
KB-SOLIDUS Healthcare Investment Fund	2,383,333	1,300,000	—	—	3,683,333
KB-GeneN Medical Venture Fund 1	2,000,000	—	—	—	2,000,000
KB-BridgePole Venture Investment Fund	136,000	—	(136,000)	—	—
KB-Kyobo New Mobility Power Fund	3,000,000	—	(3,000,000)	—	—

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

DA-Friend Investment Fund II	987,633	—	—	—	987,633
Cornerstone Pentastone IV Fund	817,742	—	—	—	817,742
JS Private Equity Fund III	1,700,000	—	(754,979)	—	945,021
Mirae Asset Mobility Investment Fund I	2,000,000	—	—	—	2,000,000
KB-FT 1st Green Growth Investment Fund	2,000,000	—	—	—	2,000,000
THE CHAEUL FUND NO.1	1,000,000	—	—	—	1,000,000
POSITVE Sobujang Venture Fund #1	2,000,000	—	(1,120,879)	—	879,121
KB-NP Green ESG New Technology Venture Capital Fund	8,180,000	7,920,000	—	—	16,100,000
History 2022 Fintech Fund	2,000,000	—	—	—	2,000,000
KB Star REIT	45,523,300	—	—	(5,735,936)	39,787,364
KB Bio Private Equity Investment Fund IV	7,500,000	—	—	—	7,500,000
Nextrade Co., Ltd.	9,700,000	—	—	—	9,700,000
LAKEWOOD-AVES Fund No.1	2,000,000	—	(2,000,000)	—	—
MW-Pyco NewWave New Technology Investment Fund 4th	2,000,000	—	—	—	2,000,000
KB-SUSUNG 1st Investment Fund	2,000,000	—	(924,000)	—	1,076,000
Friend 55 New Technology Business Investment Fund	1,200,000	—	(1,200,000)	—	—
Bitgoeul Cheomdan Green 1st Co., Ltd.	190,000	152,000	—	—	342,000
DSIP-Pharos Bioenergy Fund	4,000,000	—	(4,000,000)	—	—
Shinhan-Eco Venture Fund 2nd	1,825,000	225,000	—	—	2,050,000
Leading H2O Fund 1	1,500,000	—	—	—	1,500,000
2023 JB Newtech No.2 Fund	1,800,000	—	(394,443)	—	1,405,557
U-KB Credit No.1 Private Equity	4,813,953	279,070	—	—	5,093,023
KB-BridgePole Venture Investment Fund #2	1,500,000	—	—	—	1,500,000
Sirius Silicon Valley I New Technology Fund	500,000	—	—	—	500,000
Timefolio Athleisure Investment Fund	—	4,000,000	—	—	4,000,000
COMPA Global Scale-Up Fund No.3	—	1,000,000	—	—	1,000,000
AKK Robotech Valueup New Technology Investment Fund	—	1,000,000	—	—	1,000,000
YG MCE PROJECT No.1 Fund	—	1,500,000	—	—	1,500,000
HI YG Win-win Fund No.2	—	2,000,000	—	—	2,000,000
KB-CJ Venture Fund 1st	—	1,800,000	—	—	1,800,000
Elohim-Bilanx aerospace No.1 Fund	—	2,000,000	—	—	2,000,000
KB-SUSUNG 1st Investment Fund	—	2,000,000	—	—	2,000,000
IMM global Secondary 1-1 Equity Private Fund	—	2,819,038	—	—	2,819,038
LIB Material Investment Fund	—	4,098,144	—	—	4,098,144
NOVORSEC-SJG Consumer Secondary Fund	—	1,700,000	—	—	1,700,000
KBSBI Global High-tech Strategic Private Equity Investment Limited Partnership	—	5,059,098	—	—	5,059,098
KB-Cyrus Tourism Venture Fund	—	1,000,000	—	—	1,000,000
IBKS Design Fund	—	2,000,000	—	—	2,000,000
NICE DATA INTELLIGENCE VENTURE FUND	—	1,000,000	—	—	1,000,000
Pectus Hanwha Fund No.2	—	2,000,000	—	—	2,000,000
KB-IMM Newstar Real Estate Private Fund 1	—	20,897,275	—	—	20,897,275

	202,351,827	82,266,625	(34,066,535)	(5,735,936)	244,815,981

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

10. Loans Measured at Amortised Cost

The details of loans measured at amortised cost as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025			2024
	Total amount	Allowances	Book amount	Total amount	Allowances	Book amount
Retails
Broker’s loans	3,752,218,153	—	3,752,218,153	2,525,170,144	—	2,525,170,144
Loans to employees	37,702,673	(810)	37,701,863	23,774,577	—	23,774,577
Present value discount	—	—	—	—	—	—

	3,789,920,826	(810)	3,789,920,016	2,548,944,721	—	2,548,944,721

Corporates
Broker’s loans	263,888,421	—	263,888,421	202,338,242	—	202,338,242
Securities purchased under repurchase agreements	1,832,100,000	—	1,832,100,000	2,091,017,404	—	2,091,017,404
Loans receivable	2,625,412,302	(91,751,328)	2,533,660,974	3,209,415,942	(53,553,889)	3,155,862,053
Purchased loans	28,248,225	(332,553)	27,915,672	56,718,382	(388,518)	56,329,864
Advances for customers	6,842,141	(6,842,141)	—	7,465,522	(7,465,522)	—
Privately placed bonds	376,950,000	(198,203,180)	178,746,820	62,762,000	(33,373,429)	29,388,571
Financial lease receivables	16,555,000	—	16,555,000	23,129,979	—	23,129,979
Net deferred origination fees and costs	(6,906,689)	—	(6,906,689)	(5,130,850)	—	(5,130,850)
Present value discount	(612,371)	—	(612,371)	(1,407,028)	—	(1,407,028)

	5,142,477,029	(297,129,202)	4,845,347,827	5,646,309,593	(94,781,358)	5,551,528,235

	8,932,397,855	(297,130,012)	8,635,267,843	8,195,254,314	(94,781,358)	8,100,472,956

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

The changes in book amount of loan measured at amortised cost for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025
	Retails				Corporates
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model
		Non-impaired	Impaired			Non-impaired	Impaired
Beginning	2,548,944,721	—	—	—	5,370,072,227	195,185,980	81,051,386	—
Transfer between stages
Transfer to lifetime expected credit Losses (Non-impaired)	—	—	—	—	—	—	—	—
Transfer to lifetime expected credit Losses (impaired)	—	—	—	—	(1,975,000)	(73,000,000)	74,975,000	—
Write-off	—	—	—	—	—	—	(623,381)	—
Sales	—	—	—	—	(150,241,156)	—	—	—
Other increase /decrease, net	1,240,976,106	—	—	—	(622,940,700)	200,550,125	69,422,547	—

Ending	3,789,920,827	—	—	—	4,594,915,371	322,736,105	224,825,552	—

(in thousands of Korean won)	2024
	Retails				Corporates
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model
		Non-impaired	Impaired			Non-impaired	Impaired
Beginning	3,082,756,252	—	—	—	4,847,521,674	36,919,543	57,327,382	—
Transfer between stages
Transfer to lifetime expected credit Losses (Non-impaired)	—	—	—	—	(46,743,287)	46,743,287	—	—
Transfer to lifetime expected credit Losses (impaired)	—	—	—	—	(22,825,440)	(10,000,000)	32,825,440	—
Write-off	—	—	—	—	—	—	(1,975,000)	—
Sales	—	—	—	—	(577,401,682)	—	—	—
Other increase /decrease, net	(533,811,531)	—	—	—	1,169,520,962	121,523,150	(7,126,436)	—

Ending	2,548,944,721	—	—	—	5,370,072,227	195,185,980	81,051,386	—

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

The changes in allowances for loan losses for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025
	Retails				Corporates
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model
		Non-impaired	Impaired			Non-impaired	Impaired
Beginning	—	—	—	—	9,101,593	15,853,919	69,825,846	—
Transfer between stages
Transfer to 12-month expected credit Losses	—	—	—	—	—	—	—	—
Transfer to lifetime expected credit Losses (Non-impaired)	—	—	—	—	—	—	—	—
Transfer to lifetime expected credit Losses (impaired)	—	—	—	—	(143,110)	(8,126,981)	8,270,091	—
Write-off	—	—	—	—	—	—	(623,381)	—
Recovery of write-off loans	—	—	—	—	—	—	(290,634)	—
Sale	—	—	—	—	(360,673)	—	—	—
Provision (Reversal)	810	—	—	—	(137,551)	5,264,024	38,273,722	—
Contract Execution	—	—	—	—	—	87,800,000	71,500,000	—
Other transfer (changes in for FX rate, etc.)	—	—	—	—	—	922,337	—	—

Ending	810	—	—	—	8,460,259	101,713,299	186,955,644	—

(In thousands of Korean won)	2024
	Corporates
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model
		Non-impaired	Impaired
Beginning	11,101,566	11,558,281	28,260,199	—
Transfer between stages
Transfer to lifetime expected credit Losses (Non-impaired)	(1,463,460)	1,463,460	—	—
Transfer to lifetime expected credit Losses (impaired)	(72,220)	(1,539,108)	1,611,328	—
Write-off	—	—	(2,069,426)	—
Sale	(1,738,460)	—	—	—
Provision (reversal) for loan losses	1,274,167	(2,295,243)	33,788,956	—
Execution of the contract	—	6,666,529	8,234,789	—

Ending	9,101,593	15,853,919	69,825,846	—

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

Among the loans which have been written-off, the Company manages loans for which the claims against borrowers have not been lost due to reasons such as incomplete extinctive prescription pursuant to relevant laws and uncollected receivables after writing-off, as the written-off loans. As at December 31, 2025 and 2024, the balances of the written-off loans are ~~W~~ 31,293,471 thousand and ~~W~~ 23,256,163 thousand, respectively.

Broker’s loan

The Company provides loans for stock purchases with credit period of 180 days (can be extended for six times) for investors using margin transaction. As at December 31, 2025, interest rate of the loan is differentiated from 5.2% to 9.3% based on maturities, and overdue interest rate is 9.9%.

Also, as the Company operates loans secured by securities. At the initial transaction, in case of superior shares and common shares, the Company requires trading securities or cash as collateral, corresponding to 167% and 250% of the loan, respectively. Over 140% collateral of the loan is required. As at December 31, 2025, the interest rate of loans secured by securities is differentiated from Annual Percentage Rate(APR) 6.9% to 9.3% based on maturities, from APR 7.3% to 8.8% based on credit rating, and the loan with past due date is 9.9%

For margin loans to customers, trading securities or cash is required to be pledged corresponding to 140% of the loan. Because of this condition, the Company pledged securities as collateral which are purchased with the margin loans. If the value of the pledged securities do not reach to 140% of the loan, the Company requires additional cash or trading securities as collateral.

Advances for Customers

Advances for customers consist of advanced payments on loss compensation and advanced payments for others.

Advanced payments on loss compensation are the monetary amount of claim for reimbursement, paid by the Company, if any losses from embezzlement and arbitrary trading are occurred.

Advanced payments for others consist of two types. The first type is the amount of recourse from paid Investor Protection Fund based on the previous Securities Exchange Act Article 69 Clause 2 or Clause 4. This recourse is driven by preferred payments to the securities company with reasonable reason for taking the preferred payments. The second type is the amount of recourse from Joint Compensation Fund based on Law relating to the Financial Investment Services and Capital Markets Act Article 323 Clause 14 and related Enforcement Decree Article 318 Clause 8. This recourse is driven by preferred payments to the securities company that occurred reasonable reasons for taking the preferred payments.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

11. Property and Equipment

The details of property and equipment as at December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated revaluation	Book amount
Land	24,694,778	—	77,441,935	102,136,713
Buildings	40,384,830	(21,717,622)	—	18,667,208
Furniture and equipment	200,516,119	(171,491,181)	—	29,024,938
Others	70,053,236	(52,945,180)	—	17,108,056
Right-of-use assets	188,319,876	(126,564,736)	—	61,755,140

	523,968,839	(372,718,719)	77,441,935	228,692,055

	2024
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated revaluation	Book amount
Land	24,968,018	—	83,580,757	108,548,775
Buildings	35,261,074	(18,434,749)	—	16,826,325
Furniture and equipment	189,588,367	(158,282,457)	—	31,305,910
Others	63,979,468	(48,232,762)	—	15,746,706
Right-of-use assets	180,390,780	(108,997,971)	—	71,392,809

	494,187,707	(333,947,939)	83,580,757	243,820,525

The details of right-of-use assets as at December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Book amount
Buildings	178,155,497	(121,711,332)	56,444,165
Vehicles	4,396,161	(2,627,566)	1,768,595
Others	5,768,217	(2,225,837)	3,542,380

	188,319,875	(126,564,735)	61,755,140

	2024
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Book amount
Buildings	172,248,338	(104,051,701)	68,196,637
Vehicles	4,036,673	(2,487,740)	1,548,933
Others	4,105,769	(2,458,530)	1,647,239

	180,390,780	(108,997,971)	71,392,809

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

The changes in property and equipment for the years ended December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Depreciation	Others [1]	Ending balance
Land	108,548,775	2,005,290	(10,983,844)	—	2,566,492	102,136,713
Buildings	16,826,326	—	—	(885,306)	2,726,188	18,667,208
Furniture and equipment	31,305,910	13,281,641	(4,210)	(15,558,403)	—	29,024,938
Others	15,746,706	8,365,747	(4,214)	(7,000,183)	—	17,108,056
Right-of-use assets	71,392,808	17,431,135	(761,013)	(26,307,790)	—	61,755,140

	243,820,525	41,083,813	(11,753,281)	(49,751,682)	5,292,680	228,692,055

[1]	Others consist of reclassification to investment properties and others.

	2024
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Depreciation	Others [1]	Ending balance
Land	111,950,474	—	—	—	(3,401,699)	108,548,775
Buildings	20,948,763	—	—	(908,413)	(3,214,025)	16,826,325
Furniture and equipment	28,597,648	16,954,630	(12,122)	(14,234,246)	—	31,305,910
Others	11,788,620	10,400,418	(99,866)	(6,342,466)	—	15,746,706
Right-of-use assets	60,158,995	37,281,025	(1,172,393)	(24,874,818)	—	71,392,809

	233,444,500	64,636,073	(1,284,381)	(46,359,943)	(6,615,724)	243,820,525

[1]	Others consist of reclassification to investment properties and others.

The changes in right-of-use assets for the year ended December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Depreciation	Ending balance
Buildings	68,196,637	12,441,788	(371,439)	(23,822,821)	56,444,165
Vehicles	1,548,932	1,985,564	(389,574)	(1,376,327)	1,768,595
Others	1,647,239	3,003,783	—	(1,108,642)	3,542,380

	71,392,808	17,431,135	(761,013)	(26,307,790)	61,755,140

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

	2024
(in thousands of Korean won)	Beginning balance	Acquisition	Disposal	Depreciation	Ending balance
Buildings	56,102,806	35,380,380	(755,810)	(22,530,739)	68,196,637
Vehicles	1,668,328	1,609,049	(416,583)	(1,311,861)	1,548,933
Others	2,387,861	291,596	—	(1,032,218)	1,647,239

	60,158,995	37,281,025	(1,172,393)	(24,874,818)	71,392,809

The Company applies the revaluation model in relation to the measurement after the initial recognition of the land and the date of revaluation of the land was August 5, 2022. The Company used the assessed price provided by qualified appraiser for the revaluation of the land.

The land was measured using sales value of similar land, and the access condition, environment condition and other specific factors are considered when the value is adjusted. There is no change in the valuation technique for the year ended December 31, 2025.

Classification of land that is measured at fair value by fair value hierarchy levels as at December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Land	—	—	102,136,713	102,136,713

	2024
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Land	—	—	108,548,775	108,548,775

Changes in land which is classified to Level 3 for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Beginning balance	108,548,775	111,950,474
Reclassification from investment properties to property and equipment	2,566,492	—
Reclassification from property and equipment to investment properties	—	(3,401,699)
Acquisition	2,005,290	—
Disposal	(10,983,844)	—

Ending balance	102,136,713	108,548,775

Book amounts of land under cost model as at December 31, 2025 and 2024, are as follows:

	2025		2024
(in thousands of Korean won)	Under revaluation model	Under cost model	Under revaluation model	Under cost model
Land	102,136,713	24,694,778	108,548,775	24,968,018

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

Changes in other comprehensive income related to the revaluation for the years ended December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Beginning balance	Revaluation	Reclassification	Other	Ending balance
Land	84,032,663	—	(848,457)	(5,290,365)	77,893,841
Income tax effects	(22,282,377)	—	—	763,817	(21,518,560)

	61,750,286	—	(848,457)	(4,526,548)	56,375,281

	2024
(in thousands of Korean won)	Beginning balance	Other	Ending balance
Land	84,032,663	—	84,032,663
Income tax effects	(22,282,377)	—	(22,282,377)

After income tax	61,750,286	—	61,750,286

12. Investment Properties

The details of investment properties as at December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated revaluation	Book amount
Land	8,476,966	—	255,816	8,732,782
Buildings	15,532,172	(10,263,066)	—	5,269,106

	24,009,138	(10,263,066)	255,816	14,001,888

	2024
(in thousands of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated revaluation	Book amount
Land	12,073,448	—	(332,250)	11,741,198
Buildings	20,655,928	(12,157,403)	—	8,498,525

	32,729,376	(12,157,403)	(332,250)	20,239,723

The changes in investment properties for the years ended December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Beginning balance	Disposal	Depreciation	Re-classi- fication	Ending balance
Land	11,741,198	(441,924)	—	(2,566,492)	8,732,782
Buildings	8,498,525	—	(503,230)	(2,726,189)	5,269,106

	20,239,723	(441,924)	(503,230)	(5,292,681)	14,001,888

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

	2024
(in thousands of Korean won)	Beginning balance	Disposal	Depreciation	Re-classi- fication	Ending balance
Land	8,339,498	—	—	3,401,700	11,741,198
Buildings	5,764,625	—	(480,124)	3,214,024	8,498,525

	14,104,123	—	(480,124)	6,615,724	20,239,723

Details of income and expenditure on investment properties for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Rental income	2,191,028	2,252,676
Expenditure on operating investment properties	(1,295,868)	(657,475)
Expenditure on non-operating investment properties	(59)	—

	895,101	1,595,201

Details of fair value of investment properties as at December 31, 2025 and 2024 are as follows:

	2025		2024
(in thousands of Korean won)	Book amount	Fair value	Book amount	Fair value
Land	8,732,782	43,447,423	11,741,198	51,738,955
Buildings	5,269,106	8,680,083	8,498,525	11,830,760

	14,001,888	52,127,506	20,239,723	63,569,715

The fair values of investment properties as at December 31, 2025 was evaluated by an independent appraiser, based on the evaluation result at August 5, 2022. The qualified appraiser is a member of the Korea Appraisers Association and has appropriate qualifications and experience in evaluating real estate in the location of investment properties. This evaluation was based on international evaluation standards and is based on the market price of similar real estate.

The fair values of investment properties are classified as Level 3 based upon the inputs, which are used in valuation method.

The fair value of investment property measured by using sales value of similar land is calculated by analyzing and comparing the sale prices of similar land, and also the access condition, environment condition and other specific factors for the purpose of estimation for fair value are considered. There is no significant change in the valuation technique for the year ended December 31, 2025.

Investment properties are provided as collaterals for rental deposits and lease hold right, which amount to ~~W~~ 1,338,000 thousand and ~~W~~ 610,000 thousand as at December 31, 2025 and 2024, respectively.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

13. Intangible Assets

The details of intangible assets as at December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment	Book amount
Goodwill	58,888,990	—	—	58,888,990
Development costs	345,985,097	(257,483,826)	—	88,501,271
Software	137,317,926	(122,876,254)	—	14,441,672
Memberships	43,121,263	(153,716)	(6,616,437)	36,351,110
Others	23,294,717	—	—	23,294,717

	608,607,993	(380,513,796)	(6,616,437)	221,477,760

	2024
(in thousands of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment	Book amount
Goodwill	58,888,990	—	—	58,888,990
Development costs	312,698,214	(209,465,882)	—	103,232,332
Software	131,754,829	(112,738,150)	—	19,016,679
Memberships	44,676,414	(146,117)	(7,093,242)	37,437,055
Others	23,294,717	—	—	23,294,717

	571,313,164	(322,350,149)	(7,093,242)	241,869,773

The changes in intangible assets for the years ended December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Beginning balance	Acquisition[1]	Disposal	Amorti -zation	Impairment[2]	Reversal of Impairment[3]	Ending balance
Goodwill	58,888,990	—	—	—	—	—	58,888,990
Development costs	103,232,332	33,428,243	(141,360)	(48,017,944)	—	—	88,501,271
Software	19,016,679	5,563,095	—	(10,138,102)	—	—	14,441,672
Memberships	37,437,055	—	(1,214,941)	(7,600)	(256,404)	393,000	36,351,110
Others	23,294,717	—	—	—	—	—	23,294,717

	241,869,773	38,991,338	(1,356,301)	(58,163,646)	(256,404)	393,000	221,477,760

[1]	Advance payments and others transferred from other accounts are included.
[2]

Memberships are composed of condominium and golf memberships, which are intangible assets with indefinite useful lives. The Company recognized a impairment loss because the market price of the asset is lower than book amount as at December 31, 2025.

[3]

Memberships are composed of condominium and golf memberships, which are intangible assets with indefinite useful lives. The Company recognized a reversal of impairment loss because the market price of the asset is higher than book amount as at December 31, 2025.

	2024
(in thousands of Korean won)	Beginning balance	Acquisition[1]	Disposal	Amorti -zation	Impairment[2]	Reversal of Impairment[3]	Ending balance
Goodwill	58,888,990	—	—	—	—	—	58,888,990
Development costs	104,399,311	40,991,592	—	(42,158,571)	—	—	103,232,332
Software	24,046,649	6,987,091	—	(12,017,061)	—	—	19,016,679
Memberships	34,642,404	2,887,619	(970,900)	(12,626)	(128,738)	1,019,296	37,437,055
Others	23,294,717	—	—	—	—	—	23,294,717

	245,272,071	50,866,302	(970,900)	(54,188,258)	(128,738)	1,019,296	241,869,773

[1]	Advance payments and others transferred from other accounts are included.
[2]

Memberships are composed of condominium and golf memberships, which are intangible assets with indefinite useful lives. The Company recognized a impairment loss because the market price of the asset is lower than book amount as at December 31, 2024.

[3]

Memberships are composed of condominium and golf memberships, which are intangible assets with indefinite useful lives. The Company recognized a reversal of impairment loss because the market price of the asset is higher than book amount as at December 31, 2024.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

14. Other Financial Assets

The details of other financial assets as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Other receivables	5,586,840,121	2,127,747,012
Accrued income	341,915,516	286,481,269
Accrued interest on bonds	172,967,451	295,740,832
Guarantee deposits	63,042,959	62,385,232
Other	110,787,474	137,520,224
Provision for other financial assets	(53,511,816)	(52,494,450)

	6,222,041,705	2,857,380,119

15. Other Assets

The details of other assets as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Other receivables	195,150,962	—
Advance payments	57,376,162	39,142,703
Prepaid expenses	100,167,587	121,001,625
Prepaid value-added taxes	81,824	33,293
Others	11,404,058	13,406,610

	364,180,593	173,584,231

16. Deposit Liabilities

The details of deposit liabilities as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Customers’ deposits
Customers’ deposits for brokerage	8,542,825,436	5,773,748,168
Customers’ deposits for exchange-traded derivatives trading	651,366,156	456,979,182
Customers’ deposits for savings	17,247,349	6,997,054
Customers’ deposits for repo	61,456	61,541
Customers’ deposits for the investor of collective investment securities	652,343,006	456,285,969
Others	80,017	7,780

	9,863,923,420	6,694,079,694

Guarantee deposits
Guarantee deposits in foreign currency	1,529,562,995	680,406,569
Guarantee deposits in Korean won	731,162,021	370,164,013

	2,260,725,016	1,050,570,582

	12,124,648,436	7,744,650,276

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

17. Borrowings

The details of borrowings as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Call money	1,290,000,000	820,000,000
Borrowings:
Borrowing from banks	1,030,634	—
Borrowing from KSFC	1,465,834,076	1,264,581,631
Asset-backed short-term bonds	730,000,000	430,000,000
CP borrowings	5,800,000,000	5,000,000,000
Securities sold under repurchase agreements	10,719,460,118	9,419,893,685
Short-term note issued	10,943,325,311	10,130,450,816
Debentures:
Debentures	4,620,470,000	3,461,000,000
Less: discount on debentures issued	(6,699,005)	(5,588,531)

	35,563,421,134	30,520,337,601

The details of call money as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	Interest rate (%)	2025	2024
Kiwoom Asset Management Co., Ltd. and others	2.60~2.90	1,290,000,000	820,000,000

The details of borrowings as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)		Interest rate (%)	2025	2024
Borrowings from bank	Kookmin Bank	4.51	1,030,634	—
Borrowings from KSFC	KSFC	2.73~2.94	1,465,834,076	1,264,581,631
Asset-backed short-term bonds	SK Securities Co., Ltd. and others	3.18~3.20	730,000,000	430,000,000
CP borrowings	Hyundai Motor Securities Co., Ltd. and others	2.58~3.20	5,800,000,000	5,000,000,000

			7,996,864,710	6,694,581,631

The details of securities sold under repurchase agreements as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	Interest rate (%)	2025	2024
Customers	0.00~4.80	6,693,960,118	5,913,024,606
Financial institution	2.40~2.68	4,025,500,000	3,506,869,079

		10,719,460,118	9,419,893,685

The details of short-term note issued as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	Interest rate (%)	2025	2024
Individual	2.00~5.00	5,965,341,642	6,149,462,845
Corporate	2.00~4.50	4,977,983,669	3,980,987,971

		10,943,325,311	10,130,450,816

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

The details of debentures as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	Date issued	Maturity	Interest rate (%)	2025	2024
The 39-2nd unsecured public debenture	2021.03.04	2026.03.04	1.70	120,000,000	120,000,000
The 40-2nd unsecured public debenture	2021.04.23	2026.04.23	1.94	200,000,000	200,000,000
The 41-1st unsecured public debenture	2023.02.07	2025.02.07	3.88	—	330,000,000
The 41-2nd unsecured public debenture	2023.02.07	2026.02.06	3.85	210,000,000	210,000,000
The 42-1st unsecured public debenture	2023.06.26	2025.06.26	4.39	—	240,000,000
The 42-2nd unsecured public debenture	2023.06.26	2026.06.26	4.43	220,000,000	220,000,000
The 43—1st unsecured public debenture	2024.01.31	2025.07.31	3.94	—	160,000,000
The 43-2nd unsecured public debenture	2024.01.31	2026.01.30	3.94	230,000,000	230,000,000
The 43—3rd unsecured public debenture	2024.01.31	2027.01.29	3.98	410,000,000	410,000,000
The 44-1st unsecured public debenture	2024.04.23	2025.10.23	3.79	—	100,000,000
The 44-2nd unsecured public debenture	2024.04.23	2026.04.23	3.82	100,000,000	100,000,000
The 44—3rd unsecured public debenture	2024.04.23	2027.04.23	3.86	200,000,000	200,000,000
The 45—1st unsecured public debenture	2024.09.03	2026.09.03	3.56	220,000,000	220,000,000
The 45-2nd unsecured public debenture	2024.09.03	2027.09.03	3.56	280,000,000	280,000,000
The 46-1st unsecured public debenture	2025.02.19	2027.02.19	3.03	120,000,000	—
The 46-2nd unsecured public debenture	2025.02.19	2028.02.18	3.08	450,000,000	—
The 46-3rd unsecured public debenture	2025.02.19	2030.02.19	3.17	230,000,000	—
The 47-1st unsecured public debenture	2025.05.28	2027.05.28	2.72	220,000,000	—
The 47-2nd unsecured public debenture	2025.05.28	2028.05.26	2.76	380,000,000	—
The 48-1st unsecured public debenture	2025.09.09	2030.09.09	2.91	100,000,000	—
The 48-2nd unsecured public debenture	2025.09.09	2028.09.08	2.79	440,000,000	—
The 48-3nd unsecured public debenture	2025.09.09	2027.09.09	2.72	60,000,000	—
The 21-1 public debenture in foreign currency [1]	2021.11.01	2026.11.01	2.13	430,470,000	441,000,000

				4,620,470,000	3,461,000,000

Less: Discount on debentures issued				(6,699,005)	(5,588,531)

				4,613,770,995	3,455,411,469

[1]	The issuance price of this public debenture is US$ 300,000,000.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

The changes in borrowings for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Beginning balance	30,520,337,601	27,393,887,530
Increase(decrease) in call money	470,000,000	(420,000,000)
Increase in borrowings from banks	1,030,634	—
Increase in borrowings from KSFC	201,252,445	1,761,697
Increase in asset-backed short-term bonds	300,000,000	55,000,000
Increase in CP borrowings	800,000,000	1,620,000,000
Increase in securities sold under repurchase agreements	1,299,566,433	383,796,062
Increase in short-term note issued	812,874,495	542,939,794
Increase in debentures	1,158,359,526	942,952,518

Ending balance	35,563,421,134	30,520,337,601

18. Post-employment Benefits

18.1 Defined Benefit Plans

The details of defined benefit liabilities as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Present value of defined benefit obligations	82,973,538	78,860,310
Fair value of plan assets	(6,037,497)	(10,971,828)

Net defined benefit liabilities	76,936,041	67,888,482

The changes in the defined benefit obligation for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Beginning balance	78,860,310	74,927,348
Current service cost	23,138,111	22,230,351
Interest cost	2,099,064	2,436,755
Remeasurements:
Actuarial gains and losses arising from changes in demographic assumptions	2,888,700	34,904
Actuarial gains and losses arising from changes in financial assumptions	(636,407)	4,697,042
Actuarial gains and losses arising from experience adjustments	6,339,828	1,535,882
Payments from plans:	(2,059,923)	(1,291,060)
Payments from the Company	(23,748,195)	(21,182,524)
Transfer to related companies	(3,907,950)	(2,777,338)
Gain or loss on settlement	—	(1,751,050)

Ending balance	82,973,538	78,860,310

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

The changes in the fair value of plan assets for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Beginning balance	(10,971,828)	(13,270,798)
Interest income	(378,524)	(549,651)
Remeasurements:
Return on plan assets (excluding amounts included in interest income)	(8,352)	180,223
Contributions by employers	(500,000)	(1,400,000)
Payments from plans:
Benefits paid	2,059,924	1,291,060
Transfer from related companies	—	—
Transfer to related companies	3,761,283	2,777,338

Ending balance	(6,037,497)	(10,971,828)

Plan assets are composed of the detail assets that have no quoted price in active market. The details of plan assets as at December 31, 2025 and 2024, are as follows:

	2025		2024
(in thousands of Korean won)	Fair value	Composition(%)	Fair value	Composition(%)
Cash and deposits	4,949,407	81.98	10,122,822	92.26
Investment funds	1,088,090	18.02	849,006	7.74

	6,037,497	100.00	10,971,828	100.00

Key actuarial assumptions used as at December 31, 2025 and 2024, are as follows:

	2025	2024
Discount rate	DB (including special retirement by salaries peak plan) 3.9%, Compensation promotion DC 3.3%	DB (including special retirement by salaries peak plan) 3.6%, Compensation promotion DC 3.2%

Expected salary growth rate	DB : executives 4.7% DC: Promotion + Base up: 2.8%, Special retirement by salaries peak plan : 4.7%	DB : executives 4.8% DC: Promotion + Base up: 2.7%, Special retirement by Salaries peak plan : 4.8%

The sensitivity analysis for significant actuarial assumptions used to determine the present value of the defined benefit obligation as at December 31, 2025, are as follows:

	Effect on the present value of defined benefit obligation
(in thousands of Korean won)	Changes in assumption	Increase	Decrease
Discount rate	0.50%	(1,787,989)	1,890,803
Expected salary growth rate[1]	0.50%	1,698,477	(1,611,528)
Retirement rate	0.50%	(1,706,156)	1,795,967

[1]	The sensitivity analysis for the expected salary growth rate is limited to special retirement by salaries peak plan and DB.

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. The sensitivity of the present value of the defined benefit obligation to changes in actuarial assumptions is calculated using the projected unit credit method, the same method applied when calculating the defined benefit obligations.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

The methods and assumptions used in preparing the sensitivity analyses did not change compared to the previous period.

The effect of defined benefit plan on future cash inflows

Expected maturity analysis of undiscounted pension benefits as at December 31, 2025, is as follows:

(in thousands of Korean won)	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Between 5 and 10 years	Over 10 years	Total
Pension benefits[1]	7,108,382	11,361,181	30,444,854	32,944,123	64,068,029	145,926,569

[1]	Fixed pension benefits of ~~W~~ 15,100,000 thousand under promotion compensation defined contribution plan are excluded.

The weighted average duration of the defined benefit obligations is 5.75 years.

Expected contribution to post-employment benefit plans for the year ending December 31, 2026 are ~~W~~ 900,000 thousand.

18.2 Defined Contribution Plans

The Company recognized the expenses of ~~W~~ 8,159,197 thousand and ~~W~~ 4,775,485 thousand for defined contribution plans for the years ended December 31, 2025 and 2024, respectively.

19. Provisions

The details of provisions as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Provisions for non-financial guarantees	6,486,329	4,363,358
Provisions for asset retirement obligation[1]	9,206,853	9,236,979
Provisions for lawsuits	56,008,858	75,204,159
Provisions for others	38,430,804	48,593,048

	110,132,844	137,397,544

[1]	The Company recognized the provision for asset retirement obligation in connection with the leased asset for the expenditures expected to recover the asset.

The changes in provisions for non-financial guarantees for the years ended December 31, 2025 and 2024 are as follows,

	2025
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses
		Non- impaired	Impaired
Beginning	4,172,130	191,229	—
Transfer between stages
Transfer to lifetime expected credit Losses(non-impaired)	—	—	—
Provision for losses (reversal of provision)	2,314,199	(191,229)	—

Ending	6,486,329	—	—

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

	2024
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses
		Non-impaired	Impaired
Beginning	6,218,110	196,724	—
Transfer between stages
Transfer to lifetime expected credit Losses(non-impaired)	(274,031)	274,031	—
Provision for losses (reversal of provision)	(1,771,950)	(279,526)	—

Ending	4,172,129	191,229	—

The changes in other provisions for the years ended December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Provisions for asset retirement obligation	Provisions for lawsuits	Provisions for others	Total
Beginning	9,236,979	75,204,159	48,593,048	133,034,186
Contribution	214,584	33,784,354	7,452,000	41,450,938
Reversal	(28,790)	(25,038,145)	(7,191,713)	(32,258,648)
Use	(253,095)	(27,941,510)	(10,422,531)	(38,617,136)
Amortization of discounts	37,175	—	—	37,175

Ending	9,206,853	56,008,858	38,430,804	103,646,515

	2024
(in thousands of Korean won)	Provisions for asset retirement obligation	Provisions for lawsuits	Provisions for others	Total
Beginning	9,058,920	111,425,114	86,029,362	206,513,396
Contribution	215,297	12,982,498	25,314,711	38,512,506
Reversal	—	(34,099,212)	(4,600,000)	(38,699,212)
Use	(87,527)	(15,104,241)	(58,151,025)	(73,342,793)
Amortization of discounts	50,289	—	—	50,289

Ending	9,236,979	75,204,159	48,593,048	133,034,186

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

20. Other Financial Liabilities

The details of other financial liabilities as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Other payables	5,318,972,539	1,779,667,697
Accrued expenses	142,124,827	162,550,204
Financial guarantee liabilities	65,010,404	85,380,689
Provisions for financial guarantee contracts	65,240,725	111,502,489
Leasehold deposits received	8,849,504	8,486,957
Lease liabilities	83,271,245	100,240,625
Other	85,218,302	46,469,386

	5,768,687,546	2,294,298,047

The changes in liabilities of the provisions for financial guarantee contracts for the years ended December 31, 2025 and 2024 are as follows:

(in thousands of Korean won)	2025
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses
		Non-impaired	Impaired
Beginning	5,755,592	105,746,897	—
Transfer between stages
Transfer to 12-month expected credit Losses	—	—	—
Transfer to lifetime expected credit Losses (Non-impaired)	(19,123)	19,123	—
Transfer to lifetime expected credit Losses (Impaired)	—	(71,500,000)	71,500,000
Provision (reversal)	4,224,050	113,466,124	—
Contract execution	—	(88,722,338)	(71,500,000)
Other (foreign exchange, etc)	(3,729,600)	—	—

Ending	6,230,919	59,009,806	—

(in thousands of Korean won)	2024
	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses
		Non-impaired	Impaired
Beginning	21,881,154	65,743,019	—
Transfer between stages
Transfer to 12-month expected credit Losses	3,166,992	(3,166,992)	—
Transfer to lifetime expected credit Losses (Non-impaired)	(8,143,934)	8,143,934	—
Transfer to lifetime expected credit Losses (Impaired)	—	(8,234,789)	8,234,789
Provision (reversal)	(1,848,620)	49,928,254	—
Execution of the contract	—	(6,666,529)	(8,234,789)
Sales	(9,300,000)	—	—

Ending	5,755,592	105,746,897	—

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

21. Other Liabilities

The details of other liabilities as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Account payables	—	7,162,892
Accrued expenses	342,617,781	288,909,701
Accrued dividends	1,359,608	1,359,608
Advances from customers	11,372,180	5,875,006
Unearned revenue	7,561,159	11,075,339
Taxes withheld	92,404,967	57,035,532
Other long-term employee benefits	6,600,261	7,244,299
Others	3,224,983	2,899,057

	465,140,939	381,561,434

22. Share Capital

The details of share capital as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won, except per share)	Authorized shares	Outstanding shares	Par value per share	2025	2024
Ordinary share	1,000,000,000 shares	298,620,424 shares	5,000 won	1,493,102,120	1,493,102,120

There are no changes in ordinary shares for the years ended December 31, 2025 and 2024.

After the year ended December 31, 2025, in February 2026, the company issued 33,333,333 common shares at a per-share issuance price of ~~W~~ 21,000 (par value of KRW 5,000) through a resolution of the board of directors.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

23. Hybrid Securities

Details of hybrid security classified as equity as of December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	Issuance date	Maturity	Interest rate (%)	2025	2024
Bond-type Hybrid Securities No.1[1]	March 31, 2022	Permanent	4.30	208,010,652	208,010,652
Bond-type Hybrid Securities No.2	May 30, 2022	Permanent	4.80	48,170,880	48,170,880
Bond-type Hybrid Securities No.3[2]	September 30, 2022	Permanent	5.50	249,948,780	249,948,780
Bond-type Hybrid Securities No.4[3]	May 8, 2023	Permanent	5.35	119,963,080	119,963,080
Bond-type Hybrid Securities No.5	March 21, 2024	Permanent	5.22	129,999,380	129,999,380

				756,092,772	756,092,772

[1]	As at December 31, 2025 and 2024, among the hybrid securities issued by the Company, the balance held by KB Financial Group, a related party of the Company, is ~~W~~ 200,000 million.
[2]	As at December 31, 2025 and 2024, among the hybrid securities issued by the Company, the balance held by KB Financial Group, a related party of the Company, is ~~W~~ 230,000 million.
[3]	As at December 31, 2025 and 2024, among the hybrid securities issued by the Company, the balance held by KB Financial Group, a related party of the Company, is ~~W~~ 100,000 million.

The Company may extend the maturity under the same conditions at the time of maturity of the above hybrid securities, and interest payment may be deferred except in cases where a cash dividend or stock dividend has been resolved for common stock. Above hybrid securities are early redeemable by the Company after 5 years from the issuance date and each interest payment date thereafter.

24. Other Paid-in Capital

The details of other paid-in capital as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Share premium [1]	1,142,353,750	1,142,353,750
Gains and losses on sale of treasury share	(45,331,811)	(45,331,811)
Other equity [2]	382,088,147	382,088,147

	1,479,110,086	1,479,110,086

[1]	Share premium was previously paid from stock issuance and new stock issuance due to merger and can only be used for capitalization and deficit recovery.
[2]	Other equity arose from the paid-in capital increase of preferred share and gains on merger.

There are no changes in other paid-in capital for the years ended December 31, 2025 and 2024.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

25. Retained Earnings

The details of retained earnings as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Legal reserve
Earned surplus reserve [1]	201,656,298	173,656,298
Reserve for liability to compensate for damages [2]	500,000	500,000
Voluntary reserves	2,109,442,799	1,889,816,387
Regulatory reserve for credit losses [3]	66,404,685	47,300,393
Unappropriated retained earnings	279,919,795	546,730,704

	2,657,923,577	2,658,003,782

[1]

The Commercial Act of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends, but may be transferred to share capital or used to reduce accumulated deficit.

[2]

The Company provides reserve for loss on electronic financial transactions to make reparation for the damage in process of the electronic transfers or operations. Also, the Company provides reserve to compensate for inflicted damage on a credit information subject when violating the Credit Information Use and Protection Act.

[3]

The Company accumulates allowances for possible loan losses in accordance with Korean IFRS and reserve for possible loan losses as much as the amount below the provision of allowances according to minimum accumulation ratio required by Financial Supervisory Service.

Changes in retained earnings for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Beginning balance	2,658,003,782	2,261,273,077
Profit for the year	613,382,928	582,368,985
Dividends	(580,000,000)	(150,000,000)
Dividends of hybrid securities	(38,599,700)	(37,064,078)
Replacement due to disposal of equity investments at FVOCI	1,051,210	1,425,798
Reclassification of revaluation surplus due to disposal of property and equipment	4,085,357	—

Ending balance	2,657,923,577	2,658,003,782

The amount of dividends and dividends per share for the years ended December 31, 2025 and 2024, are as follows:

	2025
(in Korean won and number of shares)	Type of share	Number of shares outstanding	Number of treasury shares	Number of dividend shares	Dividend per share	Total dividend (In thousands of Korean won)
Interim dividend	Ordinary share	298,620,424 shares	—	298,620,424 shares	1,004	300,000,000
Annual dividend	Ordinary share	298,620,424 shares	—	298,620,424 shares	937	280,000,000

	2024
(in Korean won and number of shares)	Type of share	Number of shares outstanding	Number of treasury shares	Number of dividend shares	Dividend per share	Total dividend (In thousands of Korean won)
Annual dividend	Ordinary share	298,620,424 shares	—	298,620,424 shares	502	150,000,000

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

Appropriation of retained earnings for the years ended December 31, 2025 and 2024, consists of:

	2025		2024
(in thousands of Korean won)	(Expected date of appropriation: March 24, 2026)		(Date of appropriation: March 21, 2025)
Unappropriated retained earnings
Balance at the beginning of year	—		—
Changes of accounting policies	—		—
Interim dividend	(300,000,000)		—
Dividends of hybrid securities	(38,599,700)		(37,064,078)
Replacement due to disposal of equity investments at FVOCI	1,051,211		1,425,798
Replacement of Revaluation Surplus of property and equipment	4,085,357		—
Profit for the year	613,382,928	279,919,796	582,368,985	546,730,705

Transfers such as discretionary reserves
Regulatory reserve for credit losses	8,837,499		—
Voluntary reserves		8,837,499	—	—

		288,757,295		546,730,705

Appropriation of retained earnings
Earned surplus reserve	30,000,000		28,000,000
Regulatory reserve for credit losses	—		19,104,292
Voluntary reserves	258,757,295		219,626,413
Dividends	—	288,757,295	280,000,000	546,730,705

(cash dividends per ordinary share: ~~W~~ - (-%) in 2025)
(cash dividends per ordinary share: ~~W~~ 937 (18.75%) in 2024)
Unappropriated retained earnings carried forward to subsequent year		—		—

Payout and dividend yield ratios as at December 31, 2025 and 2024, are as follows:

	2025	2024
	Ordinary share	Ordinary share
	Interim dividend	Annual dividend
Number of shares outstanding	298,620,424	298,620,424
Number of treasury shares	—	—
Number of dividend shares	298,620,424	298,620,424
Par value per share (in Korean won)	5,000	5,000
Payout ratio	20.09%	18.75%
Scheduled dividends (in thousands of Korean won)	300,000,000	280,000,000
Dividends per share (in Korean won)	1,004	937

The Company accumulates allowances for possible loan losses in accordance with Korean IFRS and reserve for possible loan losses as much as the amount below the provision of allowances according to minimum accumulation ratio required by Regulation on Supervision of Financial Investment.

Regulatory reserve for credit losses, a type of voluntary reserve for retained earnings, reverses the exceeding amount if the beginning balance of the reserve exceeds the ending balance at the closing date. Regulatory reserve for credit losses is generally recognized after unappropriated deficit is disposed.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

The details of the regulatory reserve for credit losses (reversal of reserve) to be appropriated as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Beginning	66,404,685	47,300,393
Amounts to be reserved (reversed)	(8,837,499)	19,104,292

Ending	57,567,186	66,404,685

The adjusted profit of the year after reflection of reserve for credit losses for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Profit for the year before reserve for credit loss	613,382,928	582,368,985
Amounts to be reversed (reserved)	8,837,499	(19,104,292)

Adjusted profit after reversal (provision) of reserve for credit losses[1]	622,220,427	563,264,693

[1]

Reserve for credit loss is announced by Article 3 Clause 8 of the Regulation on Financial Investment Business. Adjusted profit after reserve for credit losses is not based on Korean IFRS and is calculated on the assumption that provision or reversal of reserve for credit losses before tax is adjusted to the profit.

26. Other Components of Equity

The details of other components of equity as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Changes in the fair value of financial assets at FVOCI	323,618,057	296,080,981
Revaluation surplus	57,191,703	62,144,795
Remeasurements of net defined benefit liabilities	(53,761,276)	(47,538,042)
Gain or loss on financial liabilities designated at FVTPL due to the change of credit risk	(20,522,685)	(17,297,087)

	306,525,799	293,390,647

The changes in gain or loss on valuation of financial assets at FVOCI for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Beginning balance	296,080,981	290,063,237
Gain on valuation	54,963,762	13,894,324
Tax effect of gain (loss) on valuation [1]	(20,300,855)	(3,668,102)
Transfer to gain due to disposal or impairment	(9,681,835)	(5,718,041)
Tax effect of transfer [1]	2,556,004	1,509,563

Ending balance	323,618,057	296,080,981

[1]	Including income tax effect (Note 35)

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

The changes in gain on revaluation of property and equipment for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Beginning balance	62,144,795	62,144,795
Replacement due to disposal of revaluated assets	(5,550,756)	—
Tax effect related to replacement due to disposal of revaluated assets [1]	597,664	—

Ending balance	57,191,703	62,144,795

[1]	Including income tax effect (Note 35)

The changes in remeasurements of the net defined benefit liability for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Beginning balance	(47,538,042)	(42,792,277)
Changes during the year	(8,583,771)	(6,448,050)
Tax effect [1]	2,360,537	1,702,285

Ending balance	(53,761,276)	(47,538,042)

[1]	Including income tax effect (Note 35)

The change in gain or loss on financial liabilities designated at FVTPL due to the change of credit risk for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Beginning balance	(17,297,087)	(11,782,162)
Changes during the year	(4,805,676)	(7,493,104)
Tax effect [1]	1,580,078	1,978,179

Ending balance	(20,522,685)	(17,297,087)

[1]	Including income tax effect (Note 35)

27. Fee and Commission Income and Expense

The details of fee and commission income for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Brokerage commissions	743,977,909	527,054,557
Underwriting commissions	168,967,690	173,075,978
Brokerage commissions on collective investment securities	34,291,973	23,565,918
Management fee on asset management	50,759,131	38,491,400
Commissions on merger and acquisition	55,334,944	90,377,909
Trust fees and commissions	20,822,534	17,866,581
Other commissions	128,085,570	125,104,830

	1,202,239,751	995,537,173

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

The details of fee and commission expense for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Trading commission	71,986,888	56,741,202
Advisory fees	4,348,664	3,047,910
Investment management delegation fees	148,063	282,523
Commission fees on group brand	19,843,297	21,019,189
Contributions to other institutions	9,461,193	9,056,725
Others	162,519,857	122,784,021

	268,307,962	212,931,570

28. Gain or Loss on Valuation and Disposal of Financial Instruments

The details of gain or loss on valuation and disposal of financial instruments for the years ended December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Gain	Loss	Net
Financial instruments at FVTPL	3,763,474,972	1,713,728,642	2,049,746,330
Financial instruments designated at FVTPL	145,592,815	658,229,659	(512,636,844)
Derivative financial instruments	5,719,270,737	7,030,814,545	(1,311,543,808)
Financial assets at FVOCI [1]	27,617,523	4,831,584	22,785,939

	9,655,956,047	9,407,604,430	248,351,617

[1]	Gain or loss on valuation of financial assets at FVOCI is excluded.

	2024
(in thousands of Korean won)	Gain	Loss	Net
Financial instruments at FVTPL	1,841,452,937	1,549,680,899	291,772,038
Financial instruments designated at FVTPL	324,748,471	640,871,724	(316,123,253)
Derivative financial instruments	4,541,514,495	4,387,085,652	154,428,843
Financial assets at FVOCI [1]	13,207,427	717,576	12,489,851

	6,720,923,330	6,578,355,851	142,567,479

[1]	Gain or loss on valuation of financial assets at FVOCI is excluded.

The details of gain or loss on valuation and disposal of financial instruments at FVTPL for the years ended December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Gain	Loss	Net
Financial assets at FVTPL	3,600,983,147	923,867,064	2,677,116,083
Financial liabilities at FVTPL	162,491,825	789,861,578	(627,369,753)

	3,763,474,972	1,713,728,642	2,049,746,330

	2024
(in thousands of Korean won)	Gain	Loss	Net
Financial assets at FVTPL	1,484,814,072	1,191,769,358	293,044,714
Financial liabilities at FVTPL	356,638,865	357,911,541	(1,272,676)

	1,841,452,937	1,549,680,899	291,772,038

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

The details of gain or loss on valuation and disposal of financial instruments designated at FVTPL for the years ended December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Gain	Loss	Net
Financial liabilities designated at FVTPL
Derivatives-linked securities sold	98,914,557	511,123,772	(412,209,215)
Other OTC derivative-combined contract sold	18,405,238	99,087,125	(80,681,887)
Exchange traded notes sold	28,273,020	48,018,762	(19,745,742)

	145,592,815	658,229,659	(512,636,844)

	2024
(in thousands of Korean won)	Gain	Loss	Net
Financial liabilities designated at FVTPL
Derivatives-linked securities sold	266,262,027	526,918,763	(260,656,736)
Other OTC derivative-combined contract sold	39,681,189	77,671,319	(37,990,130)
Exchange traded notes sold	18,805,255	36,281,642	(17,476,387)

	324,748,471	640,871,724	(316,123,253)

The details of gain or loss on valuation and disposal of derivative financial instruments for the years ended December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Gain	Loss	Net
Interest rate	2,084,073,388	1,998,189,329	85,884,059
Currency	585,940,563	661,682,146	(75,741,583)
Stock	2,781,415,598	4,157,523,762	(1,376,108,164)
Credit	59,327,916	55,681,259	3,646,657
Commodity	134,684,934	112,210,345	22,474,589
Others	73,828,338	45,527,704	28,300,634

	5,719,270,737	7,030,814,545	(1,311,543,808)

	2024
(in thousands of Korean won)	Gain	Loss	Net
Interest rate	1,254,844,029	1,355,656,950	(100,812,921)
Currency	756,112,000	702,054,414	54,057,586
Stock	2,346,946,346	2,068,252,287	278,694,059
Credit	46,411,148	42,064,301	4,346,847
Commodity	63,666,021	57,086,321	6,579,700
Others	73,534,951	161,971,379	(88,436,428)

	4,541,514,495	4,387,085,652	154,428,843

The details of gain or loss on disposal of financial assets at FVOCI for the years ended December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Gain	Loss	Net
Debt instruments	27,617,523	4,831,584	22,785,939

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

	2024
(in thousands of Korean won)	Gain	Loss	Net
Debt instruments	13,207,427	717,576	12,489,851

29. Interest Income and Interest Expense

The details of interest income for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Interest on financial assets at FVTPL
Interest on debt instruments at FVTPL	663,227,607	675,737,193
Interest on loans at FVTPL	36,252,250	14,455,538
Interest on commercial papers	110,681,906	149,585,454

	810,161,763	839,778,185

Interest on financial assets at FVOCI and financial assets measured at amortised cost
Interest on loans measured at amortised cost	11,792,909	7,418,368
Interest on debt instruments at FVOCI	217,346,070	199,362,668
Interest on broker’s loans	236,506,944	221,243,066
Interest on loans	175,340,727	210,184,851
Interest on deposits with KSFC	36,351,403	32,054,407
Interest on certificate of deposit	6,341	778,877
Interest on deposits with financial institution	466,358	129,946
Interest on bonds purchased under resale agreements	43,788,732	53,913,386
Gains on transactions of certificates of deposits	51,910	79,435
Interest on deposits	33,707,015	27,459,312
Interest on other receivables	1,157,351	769,006
Others [1]	12,805,927	17,480,435

	769,321,687	770,873,757

	1,579,483,450	1,610,651,942

[1]	Interest on lease receivables of ~~W~~ 594 million and ~~W~~ 779 million for the year ended December 31, 2025 and 2024, respectively, are included.

The details of interest expense for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Interest on borrowings	51,611,078	63,068,307
Interest on customers’ deposits	67,628,807	57,234,396
Interest on bonds sold under repurchase agreements	260,275,600	305,570,078
Interest on call money	22,920,036	26,066,872
Losses on transactions of certificates of deposit	7	13
Interest on debentures	141,777,794	109,656,787
Interest on short-term note issued	467,353,331	486,374,722
Interest on asset-backed short-term bonds	5,744,552	13,124,433
Fees for the proceeds from the sale of stocks loaned	1,135	41
Others [1]	3,883,759	4,769,826

	1,021,196,099	1,065,865,475

[1]	Interest on lease liabilities of ~~W~~ 2,932 million and ~~W~~ 3,700 million for the year ended December 31, 2025 and 2024, respectively, are included.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

30. Gain or Loss on Valuation and Disposal of Financial Assets measured at Amortised Costs

The details of gain or loss on valuation and disposal of financial assets measured at amortised cost for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Gain(loss) on valuation of financial assets measured at amortised cost
Reversal(provision) of allowance for credit losses of loans	(42,459,064)	(29,327,335)
Reversal(provision) of allowance for credit losses of deposits	(321,555)	(448,028)
Reversal(provision) of allowance for credit losses of other financial assets	(1,017,366)	(971,963)
Gain(loss) on disposal of financial assets measured at amortised cost
Gain(loss) on disposal of loans measured at amortised cost	(2,579,795)	37,042

	(46,377,780)	(30,710,284)

31. Gain or Loss on Foreign Currency Transactions

The details of gain on foreign currency transactions for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Gain on foreign currency transactions	937,625,208	594,712,201
Gain on foreign exchange translation	255,360,531	429,901,261

	1,192,985,739	1,024,613,462

The details of loss on foreign currency transactions for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Loss on foreign currency transactions	914,179,823	585,924,414
Loss on foreign exchange translation	188,448,790	295,809,717

	1,102,628,613	881,734,131

32. Other Operating Income and Other Operating Expenses

The details of other operating income for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Dividend income	107,948,741	86,535,185
Distribution income	137,941,327	92,735,398
Reversal of provision for credit loss	9,263,519	56,295,878
Gains on sale of general commodity	2,395,457	—
Others	5,063,575	10,326,676

	262,612,619	245,893,137

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

The details of other operating expenses for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Provision for credit losses	129,076,664	102,324,037
Others	37,497,857	45,918,100

	166,574,521	148,242,137

33. Selling and Administrative Expenses

(a)	The details of selling and administrative expenses for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Labor costs
Salaries	503,451,805	432,362,399
Post-employment benefits	33,017,848	27,141,890
Retirement bonus	2,662,080	15,802,956
Other long-term employee benefits	547,163	837,170
Employee benefits	101,890,957	97,776,901

	641,569,853	573,921,316

Other selling and administrative expenses
Employee benefits	11,565,338	11,539,189
Sales promotion expenses	1,667,169	1,560,973
Computer system operation expenses	75,507,590	70,704,152
Management expenses for rent	20,982,667	19,849,051
Commissions	23,991,087	25,467,759
Research and development	437,305	377,327
Advertising expenses	29,920,338	29,476,761
Depreciation	49,751,683	46,359,943
Training expenses	2,548,662	2,484,272
Amortization expenses of intangible assets	58,163,647	54,188,259
Taxes and dues	55,394,560	43,621,051
Consignment fees	212,660	3,020,429
Others	41,522,669	43,279,097

	371,665,375	351,928,263

	1,013,235,228	925,849,579

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(b)	Stock Grant Agreement

KB Financial Group, the parent company, has entered into a stock-based compensation agreement (Stock Grant) with its executives and employees. KB Financial Group and the Company settle the expenses incurred pursuant to this agreement. The Company recognizes the compensation amount it incurs annually pursuant to the agreement as an expense, recognized as selling and administrative expenses.

The details of the share grants linked to long-term performance as at December 31, 2025, are as follows:

(In number of shares)	Grant date	Granted shares	Payable shares[1]	Vesting conditions
Series 1-1	2010-1-1	732	160	Service, vesting conditions : market 40%, non-market 60%
Series 1-8	2011-1-1	766	219	Service, vesting conditions : market 40%, non-market 60%
Series 1-10	2012-1-1	1,175	384	Service, vesting conditions : market 40%, non-market 60%
Series 1-11	2012-6-18	708	142	Service, vesting conditions : market 40%, non-market 60%
Series 1-13	2013-1-1	2,532	749	Service, vesting conditions : market 40%, non-market 60%
Series 1-19	2015-2-24	1,812	584	Service, vesting conditions : market 30%, non-market 70%
Series 1-21	2016-1-1	5,091	739	Service, vesting conditions : market 30%, non-market 70%
Series 1-22	2016-12-30	32,669	7,643	Service, vesting conditions : market 20%, non-market 80%
Series 1-24	2017-2-24	1,698	1,516	Service, vesting conditions : market 20%, non-market 80%
Series 1-26	2017-9-4	1,551	1,028	Service, vesting conditions : market 20%, non-market 80%
Series 1-28	2018-1-1	6,739	2,253	Service, vesting conditions : market 20%, non-market 80%
Series 1-30	2019-1-1	35,457	19,341	Service, vesting conditions : market 20%, non-market 80%
Series 1-31	2019-2-24	809	637	Service, vesting conditions : market 20%, non-market 80%
Series 1-32	2019-3-4	1,888	1,021	Service, vesting conditions : market 20%, non-market 80%
Series 1-33	2019-6-1	2,246	—	Service, vesting conditions : market 20%, non-market 80%
Series 1-34	2019-9-1	2,927	—	Service, vesting conditions : market 20%, non-market 80%
Series 1-35	2019-9-4	358	207	Service, vesting conditions : market 20%, non-market 80%
Series 1-36	2019-5-27	1,167	—	Service, vesting conditions : market 20%, non-market 80%
Series 1-37	2020-1-1	47,886	5,017	Service, vesting conditions : market 20%, non-market 80%
Series 1-38	2020-3-6	2,856	411	Service, vesting conditions : market 0%, non-market 100%
Series 1-39	2020-8-1	4,003	453	Service, vesting conditions : market 20%, non-market 80%
Series 1-40	2021-1-1	98,808	18,343	Service, vesting conditions : market 20%, non-market 80%
Series 1-40	2021-1-1	5,675	747	Service, vesting conditions : market 0%, non-market 100%
Series 1-41	2021-3-4	3,591	1,856	Service, vesting conditions : market 20%, non-market 80%

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

Series 1-42	2021-3-15	5,034	913	Service, vesting conditions : market 20%, non-market 80%
Series 1-43	2021-5-27	604	—	Service, vesting conditions : market 20%, non-market 80%
Series 1-44	2021-6-1	2,904	1,487	Service, vesting conditions : market 20%, non-market 80%
Series 1-45	2021-8-1	2,320	660	Service, vesting conditions : market 20%, non-market 80%
Series 1-46	2021-9-1	3,201	547	Service, vesting conditions : market 20%, non-market 80%
Series 1-47	2022-1-1	58,681	14,237	Service, vesting conditions : market 20%, non-market 80%
Series 1-48	2022-2-17	1,990	1,596	Service, vesting conditions : market 20%, non-market 80%
Series 1-49	2022-3-6	928	86	Service, vesting conditions : market 0%, non-market 100%
Series 1-50	2022-03-14	588	562	Service, vesting conditions : market 20%, non-market 80%
Series 1-51	2022-05-09	2,839	2,524	Service, vesting conditions : market 20%, non-market 80%
Series 1-52	2022-07-18	190	146	Service, vesting conditions : market 20%, non-market 80%
Series 1-53	2022-08-01	3,587	3,053	Service, vesting conditions : market 20%, non-market 80%
Series 1-54	2022-08-16	3,627	3,000	Service, vesting conditions : market 20%, non-market 80%
Series 1-55	2023-01-01	76,500	61,213	Service, vesting conditions : market 20%, non-market 80%
Series 1-55	2023-01-01	5,492	5,274	Service, vesting conditions : market 0%, non-market 100%
Series 1-56	2023-02-15	3,161	3,355	Service, vesting conditions : market 20%, non-market 80%
Series 1-57	2023-03-04	3,076	2,807	Service, vesting conditions : market 20%, non-market 80%
Series 1-58	2023-03-15	1,367	276	Service, vesting conditions : market 20%, non-market 80%
Series 1-59	2023-06-01	2,876	2,686	Service, vesting conditions : market 20%, non-market 80%
Series 1-60	2023-08-01	3,004	3,806	Service, vesting conditions : market 20%, non-market 80%
Series 1-61	2023-09-01	3,390	4,515	Service, vesting conditions : market 20%, non-market 80%
Series 1-62	2024-01-01	78,235	111,382	Service, vesting conditions : market 20%, non-market 80%
Series 1-63	2024-02-17	953	917	Service, vesting conditions : market 20%, non-market 80%
Series 1-64	2024-05-09	2,432	3,218	Service, vesting conditions : market 20%, non-market 80%
Series 1-65	2024-08-01	429	422	Service, vesting conditions : market 20%, non-market 80%
Series 1-66	2024-08-16	397	345	Service, vesting conditions : market 20%, non-market 80%
Series 1-67	2025-01-01	37,684	22,208	Service, vesting conditions : market 30%, non-market 70%
Series 1-67	2025-01-01	4,312	2,156	Service, vesting conditions : market 0%, non-market 100%
Series 1-68	2025-02-01	1,704	779	Service, vesting conditions : market 30%, non-market 70%
Series 1-69	2025-02-15	916	916	Service, vesting conditions : market 30%, non-market 70%
Series 1-70	2025-08-01	1,552	325	Service, vesting conditions : market 30%, non-market 70%
Series 1-71	2025-09-01	1,590	265	Service, vesting conditions : market 30%, non-market 70%

		578,707	319,126

[1]	The number of maximum payable shares per executive as at December 31, 2025.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

The details of share grants linked to short-term performance as at December 31, 2025, are as follows:

(In number of shares)	Grant date	Granted shares	Payable shares[1]	Vesting conditions[2]
Series 2-3	2016-1-1	5,454	1,241	Proportional to service period, vesting conditions satisfied
Series 2-4	2017-1-1	21,346	6,970	Proportional to service period, vesting conditions satisfied
Series 2-5	2018-1-1	30,248	13,842	Proportional to service period, vesting conditions satisfied
Series 2-6	2019-1-1	21,853	13,182	Proportional to service period, vesting conditions satisfied
Series 2-7	2020-1-1	28,507	14,535	Proportional to service period, vesting conditions satisfied
Series 2-8	2021-1-1	63,350	15,444	Proportional to service period, vesting conditions satisfied
Series 2-9	2022-1-1	51,393	27,367	Proportional to service period, vesting conditions satisfied
Series 2-10	2023-1-1	71,755	54,262	Proportional to service period, vesting conditions satisfied
Series 2-11	2024-1-1	28,221	28,103	Proportional to service period, vesting conditions satisfied
Series 2-12	2025-1-1	22,418	22,418	Proportional to service period, vesting conditions satisfied
Series 3-3	2016-1-1	15,036	3,498	Proportional to service period, vesting conditions satisfied
Series 3-4	2017-1-1	12,112	5,631	Proportional to service period, vesting conditions satisfied
Series 3-5	2018-1-1	10,352	6,351	Proportional to service period, vesting conditions satisfied
Series 3-6	2019-1-1	18,194	11,852	Proportional to service period, vesting conditions satisfied
Series 3-7	2020-1-1	18,711	13,222	Proportional to service period, vesting conditions satisfied
Series 3-8	2021-1-1	89,386	23,467	Proportional to service period, vesting conditions satisfied
Series 3-9	2022-1-1	66,060	22,075	Proportional to service period, vesting conditions satisfied
Series 3-10	2023-1-1	76,048	52,628	Proportional to service period, vesting conditions satisfied
Series 3-11	2024-1-1	59,589	59,491	Proportional to service period, vesting conditions satisfied
Series 4-1	2017-12-31	23,667	21,865	Proportional to service period, vesting conditions satisfied
Series 4-2	2019-12-31	2,330	793	Proportional to service period, vesting conditions satisfied
Series 4-3	2020-12-31	10,649	1,396	Proportional to service period, vesting conditions satisfied
Series 4-4	2021-12-31	223,942	5,311	Proportional to service period, vesting conditions satisfied
Series 4-5	2022-12-31	205,947	60,248	Proportional to service period, vesting conditions satisfied
Series 4-6	2023-12-31	266,894	168,292	Proportional to service period, vesting conditions satisfied
Series 4-7	2024-12-31	247,951	238,014	Proportional to service period, vesting conditions satisfied

		1,691,413	891,498

[1]	The number of maximum payable shares per executive as at December 31, 2025.
[2]	Number of vested shares is determined by performance and paid for a deferred payment schedule over 3 to 5 years.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value as at December 31, 2025, are as follows:

(In Korean won)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Series 1-1	2,556	—	125,944~125,944
Series 1-8	2,556	—	125,944~125,944
Series 1-10	2,556	—	125,944~125,944
Series 1-11	2,556	—	47,631~47,631
Series 1-13	2,556	—	47,631~125,944
Series 1-19	2,556	—	45,096~47,631
Series 1-21	2,556	—	45,096~125,944
Series 1-22	2,556	—	45,096~125,944
Series 1-24	2,556	—	45,096~56,379
Series 1-26	2,556	—	45,096~56,379
Series 1-28	2,556	—	45,096~125,944
Series 1-30	2,556	—	50,973~125,944
Series 1-31	2,556	—	45,096~56,379
Series 1-32	2,556	—	115,556~125,944
Series 1-35	2,556	—	45,096~56,379
Series 1-37	2,556	—	111,412~125,944
Series 1-38	2,556	—	125,944~125,944
Series 1-39	2,556	—	125,944~125,944
Series 1-40	2,556	—	107,266~125,944
Series 1-41	2,556	—	115,556~125,944
Series 1-42	2,556	—	120,094~125,944
Series 1-44	2,556	—	115,556~125,944
Series 1-45	2,556	—	120,094~125,944
Series 1-46	2,556	—	120,094~125,944
Series 1-47	2,556	—	111,412~125,944
Series 1-48	2,556	—	115,556~125,944
Series 1-49	2,556	—	125,944~125,944
Series 1-50	2,556	—	115,556~125,944
Series 1-51	2,556	—	115,556~125,944
Series 1-52	2,556	—	115,556~125,944
Series 1-53	2,556	—	115,556~125,944
Series 1-54	2,556	—	115,556~125,944
Series 1-55	2,556	—	107,266~125,944
Series 1-56	2,556	—	111,412~120,094
Series 1-57	2,556	—	115,556~125,944
Series 1-58	2,556	—	120,094~125,944
Series 1-59	2,556	—	115,556~125,944
Series 1-60	2,556	—	111,412~120,094
Series 1-61	2,556	—	111,412~120,094
Series 1-62	2,556	87,156~125,944	115,556~125,944
Series 1-63	2,556	72,231~87,156	72,231~79,280
Series 1-64	2,556	107,266~120,094	107,266~115,556
Series 1-65	2,556	87,156~125,944	115,556~125,944
Series 1-66	2,556	87,156~125,944	115,556~125,944
Series 1-67	2,556	74,382~115,478	107,266~120,094
Series 1-68	2,556	92,562~103,527	103,317~111,412
Series 1-69	2,556	105,128~118,841	111,412~120,094
Series 1-70	2,556	103,059~115,267	103,317~111,412

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In Korean won)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Series 1-71	2,556	103,317~115,556	103,317~111,412
Series 2-3	2,556	—	47,631~125,944
Series 2-4	2,556	—	45,096~125,944
Series 2-5	2,556	—	45,096~125,944
Series 2-6	2,556	—	45,096~125,944
Series 2-7	2,556	—	50,973~125,944
Series 2-8	2,556	—	111,412~125,944
Series 2-9	2,556	—	52,755~125,944
Series 2-10	2,556	—	107,266~125,944
Series 2-11	2,556	—	107,266~125,944
Series 2-12	2,556	—	103,317~120,094
Series 3-3	2,556	—	47,631~125,944
Series 3-4	2,556	—	45,096~125,944
Series 3-5	2,556	—	45,096~125,944
Series 3-6	2,556	—	45,096~125,944
Series 3-7	2,556	—	50,973~125,944
Series 3-8	2,556	—	111,412~125,944
Series 3-9	2,556	—	111,412~125,944
Series 3-10	2,556	—	107,266~125,944
Series 3-11	2,556	—	107,266~125,944
Series 4-1	2,556	—	45,096~56,379
Series 4-2	2,556	—	50,973~50,973
Series 4-3	2,556	—	50,973~50,973
Series 4-4	2,556	—	50,973~87,156
Series 4-5	2,556	—	52,755~125,944
Series 4-6	2,556	—	87,156~125,944
Series 4-7	2,556	—	115,556~125,944

The Company used the volatility of the stock price over the previous year as the expected volatility and used the dividend yield as the arithmetic mean of the dividend rate of one year before, two years before, and three years before the base year, in order to calculate fair value. Fair value is calculated based on risk free interest rate of 1 year-KTB rate.

In relation to the above share-based arrangements, the compensation cost amounting to ~~W~~ 128,745,275 thousand and ~~W~~ 92,491,618 thousand is recorded as accrued expenses to KB Financial Group Inc as at December 31, 2025 and 2024, respectively.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

34. Non-operating Income and Non-operating Expenses

The details of non-operating income for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Gain on disposal of property and equipment	18,683,486	—
Gain on disposal of investment properties	1,017,941	—
Gain on disposal of intangible assets	171,865	3,922,610
Reversal of impairment loss on intangible assets	393,000	1,019,296
Rent	6,905,004	6,978,502
Gain related to investments in subsidiaries and associates	23,810,298	27,744,956
Others	47,249,542	43,422,997

	98,231,136	83,088,361

The details of non-operating expenses for the years ended December 31, 2025 and 2024 are as follows:

(in thousands of Korean won)	2025	2024
Loss on disposal of property and equipment	8,424	111,989
Depreciation of investment properties	503,230	480,124
Impairment loss on intangible assets	256,404	128,738
Loss related to investments in subsidiaries and associates[1]	91,521,846	37,605,049
Donation	6,745,377	7,252,185
Others	46,400,681	49,926,066

	145,435,962	95,504,151

[1]

During the year ended December 31, 2025, there were signs of impairment for investments related to Star-Lord Alpha Flux General Investors Private Real Estate Investment Company No.11, GVA Europe Pre-IPO Private Investment Trust No.1 and LIFE Global Reits Pre-IPO General Private Investment Trust 1 which were subsidiaries of the Company, and the estimated recoverable amount was lower than the book value, so KRW 44,900 million, KRW 6,217 million and KRW 13,402 million of impairment losses, respectively, were recognized. Also during the year ended December 31, 2025, there were signs of impairment for investments related to Global One Professional Investment Type Private U.S. Real Estate Investment Trust No. 2(H) which was associate of the Company, and the estimated recoverable amount was lower than the book value, so KRW 10,015 million of impairment losses, respectively, were recognized. The estimated recoverable amount was assessed using data available as at December 31, 2025, and will be re-estimated by continuously reflecting changes thereafter.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

35. Tax Expense and Deferred Tax

The details of income tax expense for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Current tax
Current tax on profits for the year	38,960,452	270,636,227
Adjustments in respect of prior years	4,405,297	(763,296)
Deferred tax
Origination and reversal of temporary differences	172,499,410	(99,329,364)
Tax recognized directly in equity
Gain or loss on valuation for financial assets at FVOCI	(17,744,850)	(2,158,539)
Gain on revaluation of property and equipment	597,663	—
Changes on the fair value of financial liabilities designated at FVTPL due to the change of credit risk	1,580,077	1,978,179
Remeasurements of net defined benefit liabilities	2,360,537	1,702,285
Tax effect derived from group’s income tax system	4,106,633	(12,920,249)

Income tax expense	206,765,219	159,145,243

Reconciliations of profit before tax and tax expense for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Profit before tax (A)	820,148,147	741,514,228
Tax based on statutory rate	206,157,111	185,397,756
Adjustments
Non-deductible expense	4,844,479	6,044,292
Non-taxable income	(11,233,085)	(13,325,036)
Changes in deferred tax assets (liabilities) that have not been recognized	1,840,868	(4,689,358)
Effect from tax reduction and credit	(1,618,595)	(1,379,761)
Adjustment in respect of prior years	4,405,297	(763,296)
Tax effect from group’s income tax system	4,106,633	(12,920,250)
Changes in tax rate	(1,003,123)	—
Others	(734,366)	780,896

Tax expense (B)	206,765,219	159,145,243

Effective tax rate (B/A)	25.21%	21.46%

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

The changes in deferred tax assets (liabilities) for the years ended December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Beginning balance	Profit (loss) for the year	Other comprehensive income	Ending balance
Provision for impairment	161,330	6,722	—	168,052
Commissions income	5,481,022	1,584,077	—	7,065,099
Financial assets at FVOCI	(108,200,230)	6,572,033	(17,744,850)	(119,373,047)
Defined benefit obligation	20,819,121	(361,935)	2,360,537	22,817,723
Other long-term employee benefits	1,912,495	(97,423)	—	1,815,072
Financial assets at FVTPL	56,750,938	(376,414,896)	—	(319,663,958)
Financial liabilities at FVTPL	(94,808,621)	152,845,998	1,580,077	59,617,454
Accrued expenses	84,761,464	22,248,030	—	107,009,494
Dividends (specific overseas company)	10,378,007	1,290,069	—	11,668,076
Accrued income	(46,431,479)	(10,515,424)	—	(56,946,903)
Property and equipment	(21,955,075)	11,649	597,663	(21,345,763)
Provisions for asset retirement obligation	2,438,563	93,322	—	2,531,885
Investments in associates and subsidiaries	(6,261,190)	7,382,301	—	1,121,111
Derivatives	96,628,841	61,258,035	—	157,886,876
Loans	1,340,363	166,200	—	1,506,563
Intangible assets	(21,107,281)	(178,045)	—	(21,285,326)
Plan assets	(2,896,563)	610,804	—	(2,285,759)
Advance depreciation provision	(2,401,725)	(100,072)	—	(2,501,797)
Interest related to loan for construction	(51,184)	1,745	—	(49,439)
Others	88,324,459	(23,732,405)	—	64,592,054

Subtotal	64,883,255	(157,329,215)	(13,206,573)	(105,652,533)
Unrecognized deferred tax assets (liabilities)	(17,055,278)	1,963,622	—	(15,091,656)

Deferred tax assets (liabilities), net [1]	81,938,533	(159,292,837)	(13,206,573)	(90,560,877)

[1]	The income tax rates used in computing deferred tax assets (liabilities) are the expected average tax rate, applicable to the forecasted period when the temporary differences are reversed.

	2024
(in thousands of Korean won)	Beginning balance	Profit (loss) for the year	Other comprehensive income	Ending balance
Provision for impairment	136,402	24,928	—	161,330
Commissions income	9,136,660	(3,655,638)	—	5,481,022
Financial assets at FVOCI	(105,219,052)	(822,640)	(2,158,538)	(108,200,230)
Defined benefit obligation	19,780,820	(663,984)	1,702,285	20,819,121
Other long-term employee benefits	1,867,887	44,608	—	1,912,495
Financial assets at FVTPL	35,908,444	20,842,494	—	56,750,938
Financial liabilities at FVTPL	(237,598,071)	140,811,271	1,978,179	(94,808,621)
Accrued expenses	69,216,464	15,545,000	—	84,761,464
Dividends (specific overseas company)	9,278,179	1,099,828	—	10,378,007
Accrued income	(34,529,235)	(11,902,244)	—	(46,431,479)
Property and equipment	(21,955,416)	341	—	(21,955,075)
Provisions for asset retirement obligation	2,391,555	47,008	—	2,438,563
Investments in associates and subsidiaries	(2,477,419)	(3,783,771)	—	(6,261,190)
Derivatives	154,172,948	(57,544,107)	—	96,628,841
Loans	1,506,318	(165,955)	—	1,340,363
Intangible assets	(20,852,423)	(254,858)	—	(21,107,281)
Plan assets	(3,503,491)	606,928	—	(2,896,563)
Advance depreciation provision	(2,401,725)	—	—	(2,401,725)
Interest related to loan for construction	(54,907)	3,723	—	(51,184)

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

Others	95,439,311	(7,114,852)	—	88,324,459

Subtotal	(29,756,751)	93,118,080	1,521,926	64,883,255
Unrecognized deferred tax assets (liabilities)	(12,365,920)	(4,689,358)	—	(17,055,278)

Deferred tax assets (liabilities), net [1]	(17,390,831)	97,807,438	1,521,926	81,938,533

[1]	The income tax rates used in computing deferred tax assets (liabilities) are the expected average tax rate, applicable to the forecasted period when the temporary differences are reversed.

Temporary differences which were not recognized due to uncertainty of their realization as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Taxable temporary difference
Investments in subsidiaries	59,592,187	65,733,049
Intangible assets	58,888,990	58,888,990
Others	445,550	445,550

	118,926,727	125,067,589

Deductible temporary difference
Commission	9,704,616	9,239,637
Dividends	27,650,075	24,531,338
Investments in subsidiaries	23,987,983	23,987,983
Others	2,705,305	2,705,305

	64,047,979	60,464,263

	54,878,748	64,603,326

Details of income taxes that are charged or credited directly to equity for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Recognized in other comprehensive income
Gain or loss on valuation for financial assets at FVOCI	(20,300,855)	(3,668,101)
Changes on the fair value of financial liabilities designated at FVTPL due to the change of credit risk	1,580,077	1,978,179
Gain on revaluation of property and equipment	597,663	—
Remeasurements of net defined benefit liabilities	2,360,537	1,702,285
Reclassified to profit or loss
Gain or loss on valuation for financial assets at FVOCI	2,556,004	1,509,563

	(13,206,574)	1,521,926

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

36. Carrying Amounts of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortised cost. Measurement policies for each category of financial assets and financial liabilities are disclosed in Note 2, ‘Material accounting policies’.

The carrying amounts of financial assets and liabilities by category as at December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Financial asset measured at fair value through profit or loss	Financial asset measured at fair value through Other Comprehensive income	Financial asset measured at amortised cost	Totals
Financial Assets
Cash and deposits	—	—	3,767,944,129	3,767,944,129
Financial Assets at FVTPL	42,376,304,043	—	—	42,376,304,043
Derivative financial assets	1,611,961,053	—	—	1,611,961,053
Equity instruments at FVOCI	—	1,498,045,156	—	1,498,045,156
Debt instruments at FVOCI	—	7,961,634,491	—	7,961,634,491
Loans measured at amortised cost	—	—	8,635,267,843	8,635,267,843
Other financial assets	—	—	6,222,041,705	6,222,041,705

	43,988,265,096	9,459,679,647	18,625,253,677	72,073,198,420

	2025
(in thousands of Korean won)	Financial liabilities measured at fair value through profit or loss	Financial liabilities designated at fair value through profit or loss	Financial liabilities measured at amortised cost	Derivative liabilities (hedging)	Totals
Financial Liabilities
Financial liabilities at FVTPL	2,910,712,724	—	—	—	2,910,712,724
Financial liabilities designated at FVTPL	—	7,996,513,415	—	—	7,996,513,415
Derivative financial liabilities	2,084,123,555	—	—	2,911,200	2,087,034,755
Deposit liabilities	—	—	12,124,648,436	—	12,124,648,436
Borrowings	—	—	35,563,421,134	—	35,563,421,134
Other financial liabilities	—	—	5,768,687,546	—	5,768,687,546

	4,994,836,279	7,996,513,415	53,456,757,116	2,911,200	66,451,018,010

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

	2024
(in thousands of Korean won)	Financial asset measured at fair value through profit or loss	Financial asset measured at fair value through Other Comprehensive income	Financial asset measured at amortised cost	Totals
Financial Assets
Cash and deposits	—	—	2,952,551,951	2,952,551,951
Financial Assets at FVTPL	36,753,823,519	—	—	36,753,823,519
Derivative financial assets	1,395,942,910	—	—	1,395,942,910
Equity instruments at FVOCI	—	1,353,191,016	—	1,353,191,016
Debt instruments at FVOCI	—	5,128,522,928	—	5,128,522,928
Loans measured at amortised cost	—	—	8,100,472,957	8,100,472,957
Other financial assets	—	—	2,857,380,119	2,857,380,119

	38,149,766,429	6,481,713,944	13,910,405,027	58,541,885,400

	2024
(in thousands of Korean won)	Financial liabilities measured at fair value through profit or loss	Financial liabilities designated at fair value through profit or loss	Financial liabilities measured at amortised cost	Derivative liabilities (hedging)	Totals
Financial Liabilities
Financial liabilities at FVTPL	2,558,520,223	—	—	—	2,558,520,223
Financial liabilities designated at FVTPL	—	8,010,047,059	—	—	8,010,047,059
Derivative financial liabilities	1,918,358,178	—	—	4,309,200	1,922,667,378
Deposit liabilities	—	—	7,744,650,276	—	7,744,650,276
Borrowings	—	—	30,520,337,601	—	30,520,337,601
Other financial liabilities	—	—	2,294,298,047	—	2,294,298,047

	4,476,878,401	8,010,047,059	40,559,285,924	4,309,200	53,050,520,584

37. Financial Instruments

37.1 Fair Value of Financial Instruments by Class

Fair values of financial assets and financial liabilities as at December 31, 2025 and 2024, are as follows:

	2025		2024
(in thousands of Korean won)	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and deposits [2]	3,767,944,129	3,767,944,129	2,952,551,951	2,952,551,951
Financial assets at FVTPL [1]	42,376,304,043	42,376,304,043	36,753,823,519	36,753,823,519
Derivative financial assets [1]	1,611,961,053	1,611,961,053	1,395,942,910	1,395,942,910
Financial assets at FVOCI	9,459,679,647	9,459,679,647	6,481,713,944	6,481,713,944
Loans measured at amortised cost	8,635,267,843	8,641,184,139	8,100,472,957	8,113,194,528
Other financial assets [2]	6,222,041,705	6,222,041,705	2,857,380,119	2,857,380,119

	72,073,198,420	72,079,114,716	58,541,885,400	58,554,606,971

[1]	Deferred transaction gain or losses are adjusted in the carrying amount.
[2]

The fair value of cash and deposits, other financial assets, deposit liabilities and other financial liabilities with short maturity dates or uncertain maturity dates is presented at their book amounts.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

	2025		2024
(in thousands of Korean won)	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities
Deposit liabilities [2]	12,124,648,436	12,124,648,436	7,744,650,276	7,744,650,276
Financial liabilities at FVTPL	2,910,712,724	2,910,712,724	2,558,520,223	2,558,520,223
Financial liabilities designated at FVTPL [1]	7,996,513,415	7,996,513,415	8,010,047,059	8,010,047,059
Derivative financial liabilities [1]	2,087,034,755	2,087,034,755	1,922,667,378	1,922,667,378
Borrowings	35,563,421,134	35,564,607,436	30,520,337,601	30,543,358,672
Other financial liabilities [2]	5,768,687,546	5,768,687,546	2,294,298,047	2,294,298,047

	66,451,018,010	66,452,204,312	53,050,520,584	53,073,541,655

[1]	Deferred transaction gain or losses are adjusted in the carrying amount.
[2]

The fair value of cash and deposits, other financial assets, deposit liabilities and other financial liabilities with short maturity dates or uncertain maturity dates is presented at their book amounts.

Fair value is the price that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For each class of financial assets and financial liabilities, the Company discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

37.2 Fair Value Hierarchy

Financial instruments measured at fair value are categorized within the fair value hierarchy, and the defined levels are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2	Fair value using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, prices) or indirectly (that is, derived from prices)

Level 3	Fair value using inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs)

The inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The observable input is generally used to the fair value measurement. However, if an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(a) Fair value hierarchy of financial instruments measured at fair value

The fair value hierarchy of financial assets and liabilities measured at fair value as at December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at FVTPL – debt instruments [1]	8,237,651,395	25,390,050,977	3,484,299,404	37,112,001,776
Financial assets at FVTPL - equity instruments	3,941,004,475	221,251,741	241,733,233	4,403,989,449
Financial assets at FVTPL - Loans	—	—	860,312,817	860,312,817
Derivative financial assets [1]	167,013,754	1,233,151,220	211,796,079	1,611,961,053
Financial assets at FVOCI	419,821,510	8,520,489,732	519,368,406	9,459,679,648

	12,765,491,134	35,364,943,670	5,317,509,939	53,447,944,743

Financial liabilities
Financial liabilities at FVTPL	2,910,712,724	—	—	2,910,712,724
Financial liabilities designated at FVTPL[1]	507,899,785	1,391,155,566	6,097,458,063	7,996,513,414
Derivative financial liabilities [1]	129,319,840	1,536,831,449	420,883,465	2,087,034,754

	3,547,932,349	2,927,987,015	6,518,341,528	12,994,260,892

[1]	Deferred transaction gain or losses are adjusted in the carrying amount.

	2024
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at FVTPL – debt instruments [1]	7,516,138,758	23,609,885,486	2,767,557,635	33,893,581,879
Financial assets at FVTPL - equity instruments	1,468,890,974	209,125,333	244,764,778	1,922,781,085
Financial assets at FVTPL - Loans	—	—	937,460,555	937,460,555
Derivative financial assets [1]	16,249,183	1,129,166,707	250,527,020	1,395,942,910
Financial assets at FVOCI	121,377,584	5,937,790,329	422,546,031	6,481,713,944

	9,122,656,499	30,885,967,855	4,622,856,019	44,631,480,373

Financial liabilities
Financial liabilities at FVTPL	2,558,520,223	—	—	2,558,520,223
Financial liabilities designated at FVTPL[1]	300,489,734	1,529,491,945	6,180,065,380	8,010,047,059
Derivative financial liabilities [1]	180,111,464	1,149,293,786	593,262,128	1,922,667,378

	3,039,121,421	2,678,785,731	6,773,327,508	12,491,234,660

[1]	Deferred transaction gain or losses are adjusted in the carrying amount.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

37.3 Valuation techniques and inputs classified by Level 2

The details of the valuation techniques and inputs classified by Level 2 as at December 31, 2025 and 2024 are as follows:

(in thousands of Korean won)	2025	Valuation techniques	Inputs
Financial assets at FVTPL	25,611,302,718	DCF Model, Closed form formula, Monte Carlo Simulation, Black Scholes model, Hull and White Model, Net asset value and others	Price of underlying asset, interest rate, dividend rate, volatility, discount rate and others
Derivative financial assets(trading)	1,233,151,220	DCF Model, Closed form formula, Monte Carlo Simulation, Black Scholes model, Hull and White Model, Option Pricing model and others	Interest rate, price of underlying asset, exchange rate, credit spread, discount rate, volatility and others
Financial assets at FVOCI	8,520,489,732	DCF Model	Discount rate, Interest rate and others

	35,364,943,670

Financial liabilities designated at FVTPL	1,391,155,566	DCF Model, Closed form formula, Monte Carlo Simulation, Black Scholes model, Hull and White Model and others	Price of underlying asset, interest rate, dividend rate, volatility, discount rate
Derivative financial liabilities(trading)	1,533,920,249	DCF Model, Closed form formula, Monte Carlo Simulation, Black Scholes model, Hull and White Model, Option Pricing model and others	Interest rate, price of underlying asset, exchange rate, credit spread, discount rate, volatility
Derivative financial liabilities(hedging)	2,911,200	DCF Model	Discount rate, exchange rate and others

	2,927,987,015

(in thousands of Korean won)	2024	Valuation techniques	Inputs
Financial assets at FVTPL	23,819,010,819	DCF Model, Closed form formula, Monte Carlo Simulation, Black Scholes model, Hull and White Model, Net asset value and others	Price of underlying asset, interest rate, dividend rate, volatility, discount rate and others
Derivative financial assets(trading)	1,129,166,707	DCF Model, Closed form formula, Monte Carlo Simulation, Black Scholes model, Hull and White Model, Option Pricing model and others	Interest rate, price of underlying asset, exchange rate, credit spread, discount rate, volatility and others
Financial assets at FVOCI	5,937,790,330	DCF Model	Discount rate, Interest rate and others

	30,885,967,856

Financial liabilities designated at FVTPL	1,529,491,945	DCF Model, Closed form formula, Monte Carlo Simulation, Black Scholes model, Hull and White Model and others	Price of underlying asset, interest rate, dividend rate, volatility, discount rate
Derivative financial liabilities(trading)	1,144,984,586	DCF Model, Closed form formula, Monte Carlo Simulation, Black Scholes model, Hull and White Model, Option Pricing model and others	Interest rate, price of underlying asset, exchange rate, credit spread, discount rate, volatility
Derivative financial liabilities(hedging)	4,309,200	DCF Model	Discount rate, exchange rate and others

	2,678,785,731

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

37.4 Level 3 of the Fair Value Hierarchy Disclosure

(a) Valuation Process for Fair Value Measurements Categorized Within Level 3 of the Fair Value Hierarchy

The fair value of financial instruments classified as Level 3 is determined by external valuation or self-valuation of the Company. Unobservable inputs are produced by the external appraiser or internal valuation system and the Company reviews the adequacy of the inputs. The Risk Management Council reviews the adequacy of the assessment methodology and valuation method of external appraiser and the internal valuation. The agenda of the Risk Management Council is being reported or approved by the Risk Committee.

(b) Changes in Fair Value Measurements Categories of the Fair Value hierarchy

The changes in financial instruments with Level 3 fair value for the years ended December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Financial assets at FVTPL	Financial assets at FVOCI	Net derivatives	Financial liabilities designated at FVTPL
Beginning balance	3,949,782,968	422,546,031	(342,735,108)	(6,180,065,379)
Total gains or losses
Profit or loss	186,270,246	—	26,794,883	(398,176,409)
Other comprehensive income	—	96,822,375	—	(2,870,980)
Purchases	4,815,059,745	—	11,160	—
Sales	(4,370,719,375)	—	(2,931)	—
Issues	—	—	(6,709,605)	(4,575,977,509)
Settlements	—	—	117,963,852	5,059,632,215
Transfer within levels [1]	5,951,870	—	(4,409,636)	—

Ending balance	4,586,345,454	519,368,406	(209,087,385)	(6,097,458,062)

[1]	Transfer within levels occurred due to the change in the availability of observable market data on the financial instruments.

	2024
(in thousands of Korean won)	Financial assets at FVTPL	Financial assets at FVOCI	Net derivatives	Financial liabilities designated at FVTPL
Beginning balance	3,087,075,805	434,186,575	(663,925,237)	(7,037,370,505)
Total gains or losses
Profit or loss	33,785,817	—	(254,234,941)	(266,914,729)
Other comprehensive income	—	(11,640,544)	—	(10,815,593)
Purchases	2,723,954,471	—	3,907,013	—
Sales	(1,897,688,807)	—	(5,253,440)	—
Issues	—	—	(2,960,406)	(4,200,663,614)
Settlements	—	—	579,731,903	5,335,699,062
Transfer within levels [1]	2,655,682	—	—	—

Ending balance	3,949,782,968	422,546,031	(342,735,108)	(6,180,065,379)

[1]	Transfer within levels occurred due to the change in the availability of observable market data on the financial instruments.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

In relation to changes in Level 3 fair value, total gains or losses related to the asset and liabilities held at the reporting date are included in the statements of comprehensive income for the years ended December 31, 2025 and 2024, as follows:

	2025
(in thousands of Korean won)	Financial assets at FVTPL	Financial assets at FVOCI	Net derivatives	Financial liabilities designated at FVTPL
Profit or loss
Gain or loss on valuation of financial instruments [1]	114,252,281	—	115,017,628	(165,004,897)
Other comprehensive income
Gain or loss on valuation of financial assets at FVOCI [2]	—	96,822,375	—	—
Changes in fair value of financial liabilities at FVTPL due to the change of credit risk [2]	—	—	—	(2,734,778)

	114,252,281	96,822,375	115,017,628	(167,739,675)

[1]	Included in gain or loss on valuation and disposal of financial instruments on the statements of Profit or Loss.
[2]	Included in other comprehensive income on the statements of comprehensive income.

	2024
(in thousands of Korean won)	Financial assets at FVTPL	Financial assets at FVOCI	Net derivatives	Financial liabilities designated at FVTPL
Profit or loss
Gain or loss on valuation of financial instruments [1]	(8,282,906)	—	(136,256,576)	(39,526,996)
Other comprehensive income
Gain or loss on valuation of financial assets at FVOCI [2]	—	(11,640,544)	—	—
Changes in fair value of financial liabilities at FVTPL due to the change of credit risk [2]	—	—	—	(9,524,866)

	(8,282,906)	(11,640,544)	(136,256,576)	(49,051,862)

[1]	Included in gain or loss on valuation and disposal of financial instruments on the statements of Profit or Loss.
[2]	Included in other comprehensive income on the statements of comprehensive income.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(c) Valuation techniques and the Inputs classified by Level 3

Valuation techniques and inputs for level 3 financial instruments are as follows:

	2025
(in thousands of Korean won)	Type	Fair value	Valuation techniques	Inputs	Unobservable input	Range	Relevance
Financial assets at FVTPL	Equity-linked securities	80,970,708	DCF model, Closed Form, FDM, Monte Carlo	Price of underlying asset, interest rate, discount rate, dividend ratio, volatility of underlying assets, correlation of underlying assets,probability of default, volatility of interest rate	Underlying asset Volatility	0.01 ~ 0.29	Proportional
					Correlation	-0.36 ~ 0.00	Proportional
	Other derivative linked securities	864,396,238	Simulation, Black-Scholes Model, Hull and White,		Underlying asset Volatility	0.01 ~ 0.23	Proportional
					Correlation	-0.12 ~ 1.00	Proportional
	Other OTC derivative linked contract	136,170,152	Black Scholes modem, Binomial		Underlying asset Volatility	0.01 ~ 0.29	Proportional
					Correlation	-0.58 ~ 0.71	Proportional
	Debt instruments	2,402,762,307	Tree model		Underlying asset Volatility	0.13 ~ 0.54	Proportional
	Equity instruments	241,733,233			Underlying asset Volatility	0.24 ~ 0.36	Proportional
					Discount rate	0.05 ~ 0.13	Inversely proportional
	Loans[1]	860,312,817			Discount rate	0.05 ~ 0.06	Inversely proportional
Derivative financial assets (trading)		211,796,079			Underlying asset Volatility	0.01 ~ 0.59	Proportional
					Correlation	-0.58 ~ 1.00	Proportional
Financial assets at FVOCI	Equity instruments	519,368,406	DCF model, Risk-adjusted discount rate model, IMV model and others	Growth rate, discount rate	Growth rate	0.01	Proportional
					Discount rate	0.1 ~ 0.13	Inversely proportional

		5,317,509,940

Financial liabilities designated at FVTPL	Equity-linked securities sold	3,762,969,489	DCF model, Closed Form, FDM, Monte Carlo	Price of underlying asset, interest rate, discount rate, dividend ratio, volatility of underlying assets, correlation of underlying assets, probability of default, volatility of interest rate	Underlying asset Volatility	0.01 ~ 0.60	Proportional
					Correlation	-0.58 ~ 0.74	Proportional
	Derivatives linked securities sold	2,284,423,388	Simulation, Hull and White, Black-Scholes		Underlying asset Volatility	0.01 ~ 0.23	Proportional
					Correlation	-0.25 ~ 1.00	Proportional
	Other OTC derivatives linked contract sold[1]	50,065,186	Model,		Underlying asset Volatility	0.22 ~ 0.57	Proportional
					Correlation	-0.58 ~ 0.74	Proportional
Derivative financial liabilities (trading)		420,883,465			Underlying asset Volatility	0.01 ~ 0.60	Proportional
					Correlation	-0.58 ~ 1.00	Proportional

		6,518,341,528

[1]	Derivatives which derive their value from interest rate, stock price, foreign exchange rate, commodity price, credit rate and others are included.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

	2024
(in thousands of Korean won)	Type	Fair value	Valuation techniques	Inputs	Unobservable input	Range	Relevance
Financial assets at FVTPL	Equity-linked securities	10,897,742	DCF model, Closed Form, FDM, Monte Carlo	Price of underlying asset, interest rate, discount rate, dividend ratio, volatility of underlying assets, correlation of underlying assets , volatility of interest rate, probability of default	Underlying asset volatility	0.26 ~ 0.36	Proportional
					Correlation	0.56 ~ 0.75	Proportional
	Other derivative linked securities	613,969,159	Simulation, Black-Scholes Model, Hull and White,		Underlying asset volatility	0.01 ~ 0.23	Proportional
					Correlation	-0.12 ~ 1.00	Proportional
	Other OTC derivative linked contract	54,268,972	Black Scholes modem, Binomial		Underlying asset volatility	0.14 ~ 0.29	Proportional
					Correlation	-0.58 ~ 0.72	Proportional
	Debt instruments	2,088,421,761	Tree model, Net asset value, etc.		Underlying asset volatility	0.18 ~ 0.37	Proportional
	Equity instruments	244,764,778			Underlying asset volatility	0.30 ~ 0.33	Proportional
					Discount rate	0.06 ~ 0.15	Inversely proportional
	Loans[1]	937,460,555			Probability of default	—	Inversely proportional
Derivative financial assets (trading)		250,527,020			Underlying asset volatility	0.01 ~ 0.65	Proportional
					Correlation	-0.58 ~ 1.00	Proportional
Financial assets at FVOCI	Equity instruments	422,546,031	DCF model, Risk-adjusted discount rate model, IMV model and others	Growth rate, discount rate	Growth rate	0.01 ~ 0.01	Proportional
					Discount rate	0.14 ~ 0.16	Inversely proportional

		4,622,856,018

Financial liabilities designated at FVTPL	Equity-linked securities sold	4,204,141,656	DCF model, Closed Form, FDM, Monte Carlo	Price of underlying asset, interest rate, discount rate, dividend ratio, volatility of underlying assets, correlation of underlying assets , volatility of interest rate, probability of default	Underlying asset volatility	0.14 ~ 0.54	Proportional
					Correlation	-0.58 ~ 0.75	Proportional
	Derivatives linked securities sold	1,914,786,835	Simulation, Hull and White, Black-Scholes Model, Net		Underlying asset volatility	0.01 ~ 0.25	Proportional
					Correlation	-0.58 ~ 1.00	Proportional
	Other OTC derivatives linked contract sold[1]	61,136,890	asset value, etc.		Underlying asset volatility	0.22 ~ 0.65	Proportional
					Correlation	-0.58 ~ 0.74	Proportional
Derivative financial liabilities (trading)		593,262,128			Underlying asset volatility	0.01 ~ 0.65	Proportional
					Correlation	-0.58 ~ 1.00	Proportional

		6,773,327,509

[1]	Derivatives which derive their value from interest rate, stock price, foreign exchange rate, commodity price, credit rate and others are included.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(d) Sensitivity Analysis of Recurring Fair Value Measurements Categorized Within Level 3 of the Fair Value Hierarchy

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable inputs, using a statistical technique. When the fair value is affected by more than two inputs, the amounts represent the most favorable or most unfavorable.

The results of the sensitivity analysis for the effect on profit or loss from changes in inputs for each financial instrument as at December 31, 2025 and 2024, are as follows.

	2025
	Profit and loss		Other comprehensive income
(in thousands of Korean won)	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets at FVTPL[1]	26,706,530	(19,038,712)	—	—
Derivative financial assets [1]	6,334,446	(6,760,857)	—	—
Financial assets at FVOCI [2]	—	—	37,999,056	(27,026,364)

	33,040,976	(25,799,569)	37,999,056	(27,026,364)

Financial liabilities
Financial liabilities designated at FVTPL[1]	14,921,342	(13,976,657)	—	—
Derivative financial liabilities [1]	9,342,825	(10,107,819)	—	—

	24,264,167	(24,084,476)	—	—

[1]	Measured by changes in fair value based on increasing or decreasing unobservable volatility of underlying assets by 10% or unobservable input(growth rate and discount rate) by 1%.
[2]	Measured by changes in fair value based on growth rate ((-)1~1%) and discount rate ((-)1~1%) that are unobservable inputs.

	2024
	Profit and loss		Other comprehensive income
(in thousands of Korean won)	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets at FVTPL[1]	26,007,160	(17,089,483)	—	—
Derivative financial assets [1]	14,841,168	(16,508,885)	—	—
Financial assets at FVOCI [2]	—	—	19,296,520	(14,882,691)

	40,848,328	(33,598,368)	19,296,520	(14,882,691)

Financial liabilities
Financial liabilities designated at FVTPL[1]	16,840,216	(16,759,886)	—	—
Derivative financial liabilities [1]	22,092,417	(24,479,482)	—	—

	38,932,633	(41,239,368)	—	—

[1]	Measured by changes in fair value based on increasing or decreasing unobservable volatility of underlying assets by 10% or unobservable input(growth rate and discount rate) by 1%.
[2]	Measured by changes in fair value based on growth rate ((-)1~1%) and discount rate ((-)1~1%) that are unobservable inputs.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(e) Day 1 Profit and Loss

If the Company uses a valuation technique that uses data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is amortised by using the straight-line method over the life of the financial instruments. If the fair value of the financial instruments can be subsequently determined using observable market inputs, the remaining deferred amount is immediately recognized in profit or loss.

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the year, and the changes in the balance of this difference, are as follows:

(in thousands of Korean won)	2025	2024
Balances at the beginning of the year (A)	18,603,619	32,605,297
Incurred during the year (B)	78,864,105	49,077,880
Amounts recognized in profit or loss during the year (C)	(60,941,447)	(63,079,559)

Balances at the end of the year (A+B+C)	36,526,277	18,603,618

37.5 Fair value hierarchy of financial instruments which the fair value is disclosed

(a) The fair value hierarchy of financial assets and liabilities which the fair value is disclosed as at December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Loans measured at amortised cost	—	—	8,641,184,139	8,641,184,139
Financial liabilities
Borrowings	—	—	35,564,607,436	35,564,607,436

	2024
(in thousands of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Loans measured at amortised cost	—	—	8,113,194,528	8,113,194,528
Financial liabilities
Borrowings	—	—	30,543,358,672	30,543,358,672

Cash and deposits, other financial assets, deposit liabilities and other financial liabilities that use book amount as a substitute for fair value because their maturities are relatively short or are not set, are not disclosed.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(b)	Valuation techniques and inputs

Valuation technique and inputs
Cash and deposits	The fair value of cash is the same as the book amount. The book amount is used as a substitute value of fair value for the majority of deposits consisting of overnight deposits and deposits with variable interest rate.

Loans measured at amortised cost	The fair values are calculated with discount rate considering market interest rates and borrower’s credit risk on expected cash flows.

Deposit liabilities and borrowings	The book amount is used as a substitute value of fair value for demand deposit liabilities, bank overdrafts and call money. With regard to the other deposits and borrowings, the fair values are calculated with discount rate considering residual risks at market interest rates on contractual cash flows.

Other financial assets and liabilities	As a temporary transitional account derived from various transactions, the book amount is used as a substitute value of fair value instead of applying DCF due to the relatively short-term or indefinite maturity.

37.6 Derecognition of financial assets

The Company continues to recognize bonds sold under repurchase agreements and securities lending agreement, because the Company transferred the financial asset, but the assets does not meet the derecognition criteria. Due to the nature of transaction that bonds sold under repurchase agreements are under the repurchase condition with fixed price and securities lending agreement contains the retransfer back condition by the end of lending period, the Company is liable to almost all risks and rewards related to the ownership of the financial assets.

As at December 31, 2025 and 2024, relevant information about transferred financial assets which do not qualify for derecognition are as follows:

	2025
	Financial assets at FVTPL		Financial assets at FVOCI
(in thousands of Korean won)	Debt instruments[1,2,3]	Equity instruments[2]	Debt instruments[1,3]	Equity instruments
Carrying amount of transferred assets	4,157,455,753	631,623	2,601,915,338	—
Carrying amount of related liabilities	4,188,634,687	—	2,505,325,431	—

[1]	Transferred debt instruments under repurchase agreements.
[2]	Transferred equity instruments and debt instruments under securities lending agreements.
[3]	As at December 31, 2025, the accrued interests related to debt securities of ~~W~~ 36,562 million is excluded.

	2024
	Financial assets at FVTPL		Financial assets at FVOCI
(in thousands of Korean won)	Debt instruments[1,2,3]	Equity instruments[2]	Debt instruments[1,3]	Equity instruments
Carrying amount of transferred assets	4,245,358,415	6,046,174	1,811,592,215	—
Carrying amount of related liabilities	4,138,807,782	—	1,774,216,825	—

[1]	Transferred debt instruments under repurchase agreements.
[2]	Transferred equity instruments and debt instruments under securities lending agreements.
[3]	As at December 31, 2024, the accrued interests related to debt securities of ~~W~~ 44,110 million is excluded.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

38. Financial Risk Management

38.1 Summary

38.1.1 Overview of Financial Risk Management Policy

The financial risks that the Company is exposed to are credit risk, liquidity risk, market risk, operational risk and others.

The note regarding financial risk management provides information about the risks that the Company is exposed to, including the objectives, policies and processes for assessing and managing the risks and net operating capital ratio management. Additional quantitative information is disclosed throughout the notes to the separate financial statements.

The Company’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Company’s long-term strategy and business decisions efficiently. Credit risk, liquidity risk, market risk, operational risk, and credit concentration risk are recognized as the Company’s key risks. These risks are measured and managed by quantification as regulatory capital and VaR (Value at Risk) using a statistical method.

38.1.2 Risk Management Organization

(a) Board of Directors

Board of Directors are the ultimate decision-making authority that appoint and dismiss Risk Management Committee, establish and amend the Risk Management Committee policies, establish the Company’s criteria for risk limit, decide on basic policy of risk management, and approve large-scale investments.

(b) Risk Management Committee

The Risk Management Committee consists of more than three directors appointed by the Board of Directors (including more than a half of external director). The Risk Management Committee executes the operations delegated by Board of Directors in accordance with Risk Management Committee policy

(c) Risk Management Council

Risk Management Council consists of members, appointed by Company’s executives, including the director who is responsible for risk management, compliance, planning/management. Also the organization is delegated by Risk Management Committee to perform deliberation/resolution for major policies and matters related to the risk.

(d) Risk management department

Risk management department carries out practical tasks, required for risk management of the Company, such as supporting the Risk Management Committee, reporting the Company’s risk level and computing net operating capital ratio.

38.1.3 Risk Management System

In order to establishing risk management structure, the Company built the total risk management system, ERMS (Enterprise Risk Management System), which is designed for reasonable price valuation against risks and the management of risk limitation to raise the soundness of assets and allocate resources efficiently. Moreover, the Company performs business with risk management basis in mainly by constructing RAPM (Risk Adjusted Performance Measure) and enlarging the portion of performance evaluation.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

38.1.4 Risk Management Strategy and Policy

As an allocation of risk capital and risk limit establishment process, the risk capital is allocated through resolution of Risk Management Committee meetings, and the amount of risk capital is anticipated for each risk sector, business sector and department by reflecting annual management strategy and business plans.

38.2 Credit Risk

38.2.1 Overview of Credit Risk

The Company is exposed to certain level of credit risk and the credit risk is the risk of possible loss to portfolio due to counterparty’s credit event and breach of covenant. Credit risk exposure occurs in investment activities such as loans, debt instruments, derivative transactions, and non-trading accounts, or can exist in relating to off-balance accounts.

38.2.2 Credit Risk Management

Credit risk is the risk of financial loss to the Company if a customer or counterparty of a financial instrument fails to meet its contractual obligations. If the trading department of the Company wants to deal with the counterparty that may cause the credit risk, the trading department submits product management plan and application in advance to get approval by the Risk Management Council and the Risk Management Committee. The deal is executed when the approval by the Risk Management Council and the Risk Management Committee is completed. Credit risk limit depends on 1) standard credit risk limit, 2) concentration limit on the same person and 3) credit rating and additional limit may be added by the trading department. In addition, credit VaR is measured in addition to the credit management listed above and credit VaR due to the internal model is operated by the credit manager measurement system of the risk metrics group. Limit management is performed on a daily basis and stress test is performed on a regular basis and in case of excess of the limit, trading department expedite the process with the procedure set by the risk management department.

38.2.3 Maximum Exposure to Credit Risk

The maximum exposure of credit risk related to the off-balance as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Agreement to purchase the commercial papers [1]	1,259,846,340	824,171,844
Guarantees and loan commitment	3,233,725,178	4,199,064,777

	4,493,571,518	5,023,236,621

[1]	According to the above arrangement, the Company holds the asset-backed short-term bonds amounting to ~~W~~ 86,450 million and ~~W~~ 278,820 million as at December 31, 2025 and 2024, respectively.

The Company does not disclose financial assets (except above contracts) whose carrying amount represents the maximum exposure to credit risk.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

38.2.4 Credit Risk Concentration Analysis

(a) Loans

Most counterparties of loan transactions, before considering collaterals and other credit reinforcements, are concentrated in Korea. The ratios of loans to individuals and corporations and related allowances as at December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Loans	Ratio (%)	Allowances	Carrying amount
Individuals	3,789,920,827	42.43	(810)	3,789,920,017
Corporations	5,142,477,029	57.57	(297,129,203)	4,845,347,826

	8,932,397,856	100.00	(297,130,013)	8,635,267,843

	2024
(in thousands of Korean won)	Loans	Ratio (%)	Allowances	Carrying amount
Individuals	2,548,944,720	27.91	—	2,548,944,720
Corporations	6,583,770,149	72.09	(94,781,357)	6,488,988,792

	9,132,714,869	100.00	(94,781,357)	9,037,933,512

The details of the Company’s loans by industry as at December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Loans	Ratio (%)	Allowances	Carrying amount
Financial service	4,241,435,072	47.48	(287,178,830)	3,954,256,242
Manufacturing	170,473,566	1.92	(1,537,535)	168,936,031
Service	268,129,818	3.00	(7,542,712)	260,587,106
Others	462,438,573	5.18	(870,125)	461,568,448
Individuals	3,789,920,827	42.42	(811)	3,789,920,016

	8,932,397,856	100.00	(297,130,013)	8,635,267,843

	2024
(in thousands of Korean won)	Loans	Ratio (%)	Allowances	Carrying amount
Financial service	5,312,752,945	58.71	(84,704,299)	5,228,048,646
Manufacturing	541,478,247	5.93	(1,790,267)	539,687,980
Service	142,120,860	1.56	(7,201,543)	134,919,317
Others	587,418,096	6.43	(1,085,247)	586,332,849
Individuals	2,548,944,720	27.91	—	2,548,944,720

	9,132,714,868	100.00	(94,781,356)	9,037,933,512

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(b) Deposits, Securities (except equity instruments) and Derivatives

Most of deposits, securities (except equity instruments) and derivatives, before considering collaterals and other credit reinforcements, are concentrated in securities issued in Korea. The details of the Company’s securities (except equity instruments) by industry as at December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Amount	Ratio (%)	Allowances	Carrying amount
Deposits measured at amortised cost
Banking and insurance	3,277,121,009	100.00	(1,059,769)	3,276,061,240

	3,277,121,009	100.00	(1,059,769)	3,276,061,240

Securities at FVTPL
Government and government funded institutions	14,038,577,320	37.83	—	14,038,577,320
Banking and insurance	11,971,371,855	32.26	—	11,971,371,855
Others	11,102,052,602	29.91	—	11,102,052,602

	37,112,001,777	100.00	—	37,112,001,777

Derivatives financial assets
Government and government funded institutions	18,369,732	1.14	—	18,369,732
Banking and insurance	1,526,856,503	94.72	—	1,526,856,503
Others	66,734,818	4.14	—	66,734,818

	1,611,961,053	100.00	—	1,611,961,053

Securities at FVOCI
Government and government funded institutions	2,523,115,968	31.69	—	2,523,115,968
Banking and insurance	2,592,129,018	32.56	—	2,592,129,018
Others	2,846,389,506	35.75	—	2,846,389,506

	7,961,634,492	100.00	—	7,961,634,492

	49,962,718,331		(1,059,769)	49,961,658,562

	2024
(in thousands of Korean won)	Amount	Ratio (%)	Allowances	Carrying amount
Deposits measured at amortised cost
Banking and insurance	2,360,393,989	100.00	(738,213)	2,359,655,776

	2,360,393,989	100.00	(738,213)	2,359,655,776

Securities at FVTPL
Government and government funded institutions	13,578,873,617	40.06	—	13,578,873,617
Banking and insurance	11,136,432,514	32.86	—	11,136,432,514
Others	9,178,275,749	27.08	—	9,178,275,749

	33,893,581,880	100.00	—	33,893,581,880

Derivatives financial assets
Government and government funded institutions	1,436,669	0.10	—	1,436,669
Banking and insurance	1,341,009,085	96.07	—	1,341,009,085
Others	53,497,156	3.83	—	53,497,156

	1,395,942,910	100.00	—	1,395,942,910

Securities at FVOCI
Government and government funded institutions	2,108,565,891	41.11	—	2,108,565,891
Banking and insurance	1,767,614,427	34.47	—	1,767,614,427
Others	1,252,342,610	24.42	—	1,252,342,610

	5,128,522,928	100.00	—	5,128,522,928

	42,778,441,707		(738,213)	42,777,703,494

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

38.2.5 Credit Quality of Financial Assets

(a) Loans measured at amortised cost

The credit quality of loans measured at amortised cost and loans measured at fair value through profit or loss as at December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Loans measured at amortised cost [1]
Corporates
Grade 1	3,332,620,569	—	—	—	—	3,332,620,569
Grade 2	1,257,294,802	—	—	—	—	1,257,294,802
Grade 3	5,000,000	31,112,000	—	—	—	36,112,000
Grade 4	—	291,624,105	77,100,000	—	—	368,724,105
Grade 5	—	—	147,725,553	—	—	147,725,553

	4,594,915,371	322,736,105	224,825,553	—	—	5,142,477,029

Retails
Grade 1	3,789,799,902	—	—	—	—	3,789,799,902
Grade 2	120,924	—	—	—	—	120,924
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	3,789,920,826	—	—	—	—	3,789,920,826

Loans at FVPL
Grade 1	—	—	—	—	860,312,817	860,312,817
Grade 2	—	—	—	—	—	—
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	—	—	—	—	860,312,817	860,312,817

	8,384,836,197	322,736,105	224,825,553	—	860,312,817	9,792,710,672

[1]	The amounts disclosed in above table are before deduction of allowances.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

	2024
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Loans measured at amortised cost [1]
Corporates
Grade 1	3,680,719,280	—	—	—	—	3,680,719,280
Grade 2	1,687,377,948	—	—	—	—	1,687,377,948
Grade 3	1,975,000	94,923,980	—	—	—	96,898,980
Grade 4	—	100,262,000	—	—	—	100,262,000
Grade 5	—	—	81,051,386	—	—	81,051,386

	5,370,072,228	195,185,980	81,051,386	—	—	5,646,309,594

Retails
Grade 1	2,547,257,443	—	—	—	—	2,547,257,443
Grade 2	252,574	—	—	—	—	252,574
Grade 3	—	—	—	—	—	—
Grade 4	1,434,704	—	—	—	—	1,434,704
Grade 5	—	—	—	—	—	—

	2,548,944,721	—	—	—	—	2,548,944,721

Loans at FVPL
Grade 1	—	—	—	—	937,460,555	937,460,555
Grade 2	—	—	—	—	—	—
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	—	—	—	—	937,460,555	937,460,555

	7,919,016,949	195,185,980	81,051,386	—	937,460,555	9,132,714,870

[1]	The amounts disclosed in above table are before deduction of allowances.

Ranges	Corporates	Retails
Grade 1	AAA ~ BBB+	1 ~ 5 grade
Grade 2	BBB ~ BB	6 ~ 8 grade
Grade 3	BB- ~ B	9 ~ 10 grade
Grade 4	B- ~ CCC	11 grade
Grade 5	Below CC	Below 12 grade

The effect of measured credit risk which is released due to enhancement of collateral and other credit supplements secured for loans as at December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying Credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Guarantee	42,295,857	—	—	—	28,527,899	70,823,756
Real estate	—	—	292,871	—	—	292,871
Securities	7,290,142,753	—	—	—	644,151,636	7,934,294,389

	7,332,438,610	—	292,871	—	672,679,535	8,005,411,016

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

	2024
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying Credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Guarantee	23,488,801	—	—	—	—	23,488,801
Real estate	19,881,236	29,892,046	9,514,941	—	—	59,288,223
Securities	7,057,063,660	2,258,741	—	—	752,340,997	7,811,663,398

	7,100,433,697	32,150,787	9,514,941	—	752,340,997	7,894,440,422

(b) Securities (debt instruments)

The credit quality of Securities (debt instruments) as at December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Financial assets at FVOCI [1]
Grade 1	6,894,636,112	—	—	—	—	6,894,636,112
Grade 2	1,066,998,379	—	—	—	—	1,066,998,379
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	7,961,634,491	—	—	—	—	7,961,634,491

[1]	Before deduction of allowances

	2024
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	The financial instruments not applying expected credit loss model	Total
		Non-impaired	Impaired
Financial assets at FVOCI [1]
Grade 1	4,711,912,740	—	—	—	—	4,711,912,740
Grade 2	416,610,187	—	—	—	—	416,610,187
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	5,128,522,927	—	—	—	—	5,128,522,927

[1]	Before deduction of allowances

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

The Company’s standard for credit quality of securities (except equity investments) linked to credit rating presented by 3rd party credit rating institutions is as follows.

	Domestic			Foreign
Credit Quality	KIS	NICE	FnPricing	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A-To AA-	A- To AA-	A- To AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	Below BB-	Below BB-	Below BB-	Below B	Below B	Below B2

The classification of credit quality for debt instruments in Korean won is based on lowest credit rating among the one of three domestic credit rating institutions and the classification of credit quality for debt instruments in foreign currency is based on lowest credit rating among the one of three foreign credit rating institutions.

(c) Deposits

The credit quality of deposits as at December 31, 2025 and 2024, are as follows:

2025
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	Total
		Non-impaired	Impaired
Deposits measured at amortised cost [1]
Grade 1	3,277,121,009	—	—	—	3,277,121,009
Grade 2	—	—	—	—	—
Grade 3	—	—	—	—	—
Grade 4	—	—	—	—	—
Grade 5	—	—	—	—	—

	3,277,121,009	—	—	—	3,277,121,009

1 Before deduction of allowances

2024
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying credit loss model	Total
		Non-impaired	Impaired
Deposits measured at amortised cost [1]
Grade 1	2,360,393,989	—	—	—	2,360,393,989
Grade 2	—	—	—	—	—
Grade 3	—	—	—	—	—
Grade 4	—	—	—	—	—
Grade 5	—	—	—	—	—

	2,360,393,989	—	—	—	2,360,393,989

[1]	Before deduction of allowances

The Company’s standard for credit quality of deposits is same as the one of debt securities.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(d) Commitments

The credit quality of commitments as at December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying Credit loss model	Total
		Non-impaired	Impaired
Guaranteed payment and commitment
Grade 1	1,268,835,741	—	—	—	1,268,835,741
Grade 2	2,210,072,651	—	—	—	2,210,072,651
Grade 3	205,114,494	72,687,680	—	—	277,802,174
Grade 4	493,607,522	71,065,430	—	—	564,672,952
Grade 5	—	—	—	—	—

	4,177,630,408	143,753,110	—	—	4,321,383,518

	2024
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying Credit loss model	Total
		Non-impaired	Impaired
Guaranteed payment and commitment
Grade 1	1,357,975,523	—	—	—	1,357,975,523
Grade 2	2,059,483,274	16,300,000	—	—	2,075,783,274
Grade 3	124,548,724	616,336,955	—	—	740,885,679
Grade 4	515,287,729	83,404,416	—	—	598,692,145
Grade 5	—	—	—	—	—

	4,057,295,250	716,041,371	—	—	4,773,336,621

(e) Guarantees

The credit quality guarantees as at December 31, 2025 and 2024, are as follows:

2025
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying Credit loss model	Total
		Non-impaired	Impaired
Guarantees
Grade 1	172,188,000	—	—	—	172,188,000
Grade 2	—	—	—	—	—
Grade 3	—	—	—	—	—
Grade 4	—	—	—	—	—
Grade 5	—	—	—	—	—

	172,188,000	—	—	—	172,188,000

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

	2024
(in thousands of Korean won)	The financial instruments applying 12-month expected credit losses	The financial instruments applying lifetime expected credit losses		The financial instruments applying Credit loss model	Total
		Non-impaired	Impaired
Guarantees
Grade 1	173,460,000	—	—	—	173,460,000
Grade 2	76,440,000	—	—	—	76,440,000
Grade 3	—	—	—	—	—
Grade 4	—	—	—	—	—
Grade 5	—	—	—	—	—

	249,900,000	—	—	—	249,900,000

(f) Other receivables from securities transactions

Among loans and receivables which are classified as other financial assets, other receivables from securities transactions as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Other receivables related to proprietary trading	218,933,023	209,031,963
Other receivables related to brokerage transactions	4,706,580,624	1,631,501,552

The Company recognizes receivables and payables between Korea Exchange (Clearing and Settlement Organization) and customers regarding securities brokerage transactions on the trade date. The Company is exposed to credit risks between the trade date and settlement date (generally less than two business days from the trade date) relating to investment brokerage business, which is standardized by related regulations. As a central counterparty, Korea Exchange mitigates the payment default risk by managing collective fund for default loss, and the Company mitigates customer default risk through margin requirements system. Also, if the customers cannot pay by the settlement date, the Company can collect the receivables through covering. Therefore, credit risk that the Company actually bears is linked to the price fluctuation risk of securities between the trade date and the settlement date.

In addition, related to standardized investment trading of securities, the Company recognizes the on-the-counter transactions on the Korea Exchange, the clearing and settlement institution, and over-the-counter transactions with the customer on the date which the sales contract is signed for the assets and liabilities. Accordingly, the Company is exposed to the risk of price fluctuation risk and credit risk of the securities subject to trading during the period between the date of execution of the sales contract and the settlement date.

38.3 Liquidity Risk

38.3.1 Overview of Liquidity Risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Company manages its liquidity risk through analysis of the contractual maturity of all financial assets, liabilities and off-statement of financial position items such as commitments and financial guarantee contracts. The Company discloses them by maturity groups: Up to one month, between over one month and three months, between over three months and twelve months, between over one year and five years, and over five years.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

38.3.2 Liquidity Risk Management Policy

The Company has established an appropriate liquidity risk management framework for the management of the Company’s short-, medium- and long-term funding and liquidity management requirements. The Company manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows and by matching the maturity profiles of financial assets and liabilities. Meanwhile, additional details of unused funding arrangement to reduce liquidity risk that the Company holds at its discretion are discussed in Note 41.

38.3.3 Analysis on Remaining Contractual Maturities of Financial Liabilities

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and, thus, differ from the amount in the financial statements which is based on the present value of expected cash flows in some cases.

The remaining contractual maturities of financial liabilities as at December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	On demand	Up to one month	One to three months	Three to 12 months	12 months to five years	More than five years	Total
Financial liabilities
Financial liabilities at FVTPL	2,910,712,724	—	—	—	—	—	2,910,712,724
Financial liabilities designated at FVTPL [1]	7,996,513,415	—	—	—	—	—	7,996,513,415
Derivatives (trading) [2]	2,084,123,555	—	—	—	—	—	2,084,123,555
Derivatives (hedge)	—	—	2,911,200	—	—	—	2,911,200
Deposit liabilities [3]	12,124,648,436	—	—	—	—	—	12,124,648,436
Borrowings	11,632,795,178	7,619,104,285	2,947,237,314	10,758,058,217	2,996,132,725	—	35,953,327,719
Other financial liabilities	24,423,633	5,410,826,777	7,122,284	25,756,202	56,813,419	2,923,562	5,527,865,877
Guaranteed payments and commitment [4]	4,493,571,518	—	—	—	—	—	4,493,571,518

[1]	Derivatives-linked securities as financial liabilities designated at FVTPL are classified as ‘on demand’ because derivatives-linked securities are subject to early settlement.
[2]	Derivatives are classified as ‘on demand’ because contract maturity is not necessary in understanding the cash flow timing of the derivatives
[3]	Deposits that are contractually repayable on demand or on short notice are classified as ‘on demand’ category.
[4]

With respect to the guaranteed payments and commitments, the amounts included above, which the Company might pay at maximum amounts based on the contract, if the warrantee claims the entire amount of the guarantee, are classified on the basis of the earliest period when those agreements may be executed.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

	2024
(in thousands of Korean won)	On demand	Up to one month	One to three months	Three to 12 months	12 months to five years	More than five years	Total
Financial liabilities
Financial liabilities at FVTPL	2,558,520,223	—	—	—	—	—	2,558,520,223
Financial liabilities designated at FVTPL [1]	8,010,047,059	—	—	—	—	—	8,010,047,059
Derivatives (trading) [2]	1,918,358,178	—	—	—	—	—	1,918,358,178
Derivatives (hedge)	—	—	—	4,309,200	—	—	4,309,200
Deposit liabilities [3]	7,744,650,276	—	—	—	—	—	7,744,650,276
Borrowings	10,611,705,622	6,168,443,493	1,933,300,955	9,468,876,001	2,707,293,800	—	30,889,619,871
Other financial liabilities	17,893,430	1,909,310,653	7,113,678	25,621,180	78,977,150	3,213,500	2,042,129,591
Guaranteed payments and commitment [4]	5,023,236,621	—	—	—	—	—	5,023,236,621

[1]	Derivatives-linked securities as financial liabilities designated at FVTPL are classified as ‘on demand’ because derivatives-linked securities are subject to early settlement.
[2]	Derivatives are classified as ‘on demand’ because contract maturity is not necessary in understanding the cash flow timing of the derivatives
[3]	Deposits that are contractually repayable on demand or on short notice are classified as ‘on demand’ category.
[4]

With respect to the guaranteed payments and commitments, the amounts included above, which the Company might pay at maximum amounts based on the contract, if the warrantee claims the entire amount of the guarantee, are classified on the basis of the earliest period when those agreements may be executed.

38.4 Market Risk

38.4.1 Overview of Market Risk

Market risk refers to the risk that the value of a position held by the Company may fluctuate due to price fluctuations of market factors such as stock, interest rates, foreign exchange rates, commodity and others.

Market risk is daily managed by establishing the limitations considering products’ natures such as position limitations, loss limitations, VaR limitations, sensitivity limitations (duration, delta, gamma, vega, others) and others. Relevant business procedures are processed by written regulations and guidelines.

38.4.2 Value at Risk (“VaR”)

The Exposure to market risk is measured by the Value at Risk (VaR). VaR is the potential loss that can occur in the holding position when the market price moves in an adverse direction within a given confidence level for a given holding period in the normal market.

Historical simulation model is used to calculate 10days VaR. Historical simulation model is based on past changes of market variables without assuming a specific probability distribution.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

The Company uses the 10-day return of the past two-year time series of the asset risk factor and uses the 99% confidence level of the two-year time series of the portfolio. 10days VaR that is under 99% of confidence level that the Company uses reflects daily losses do not exceed the reported VaR with 99% chance.

The average, minimum and maximum amount of the Company’s VaR (99%, 10 days) as at December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Average	Maximum	Minimum	December 31, 2025
Total VaR	46,894,143	65,355,956	30,981,690	45,316,446

	2024
(in thousands of Korean won)	Average	Maximum	Minimum	December 31, 2024
Total VaR	32,714,101	52,796,377	15,391,508	31,000,920

38.4.3 Risk Management by Market Risk Factors

The Company’s market risk is comprised of interest rate risk, foreign exchange rate risk and stock price risk.

(a) Stock price risk

Stock price risk arises from the Company’s foreign currency stocks and Korean won stocks.

Hedging instruments of Equity Linked Security and Equity Linked Warrant comprise most of stock trading portfolio and certain security proprietary trading is composed of trading securities on the exchange, futures contracts maturing in a month or two, and others under the restriction of position limitation, sale at loss, loss limitation, and others. Marketable stocks among non-trading positions and stock beneficiary certificates are included in stock price risk as market VaR is computed.

Risk Management Council allocates position and loss limitations, and risk management department monitors asset management department’s possible breach of limitations and other special matters on a daily basis.

(b) Interest rate risk

Trading position interest rate risk usually arises from debt instruments denominated in Korean won. The Company’s trading strategy is to benefit from short-term movements in the prices of debt instruments arising from changes in interest rates.

The product prices of the Company’s trading accounts are disclosed daily. The risks related to trading accounts are managed by using market price based method such as market VaR and sensitivity analysis.

(c) Foreign exchange rate risk

Foreign exchange rate risk arises through ownership of assets and liabilities, denominated in currencies other than Korean won, from non-trading positions, or through foreign currency forward agreements, currency swaps and foreign currency trading securities.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

The Company computes foreign currency position’s net position regularly to follow the Regulation on Financial Investment Business and reports to the supervisory body.

Also, the Company manages the risk for total position exposed to foreign exchange rate including non-trading position by using market price base method such as market VaR and sensitivity analysis.

38.4.4 Current Status of Interest Rate Risk Management

The Company is closely monitoring the outputs of various industry working groups and markets managing the transition to new interest rate index, including announcements from IBOR regulators and various consultative bodies involved in the transition to alternative interest rates. In response to these announcements, the group established and IBOR transition plan comparing end-to-end workflows across risk management, according, taxation, legal, information technology and customer management functions. In accordance with this plan, the Company has substantially completed the required transition and replacement processes. Oversight of the plan and monitoring of its progress are led by CFO(Chief Financial Officer), with significant matters reported to the Boarf of Directors. The objective of the plan is to identify the impacts and risks arising from interest rate benchmark reform across the Company’s business operations and to prepare for and execute an orderly transition to alternative reference interest rates.

As at December 31, 2025 and 2024, the Company has no financial instruments that had not yet transitioned to alternative reference interest rates.

38.5 Operational Risk

38.5.1 Concept

The Company defines operational risk to the extent of financial risk and non-financial risk incurred by unreasonable or wrong internal process, labor, system and external incidents.

38.5.2 Operational Risk Management

The purpose of operational risk management is to control activity through continuous improvement of internal controls, performing proactive preventive control, proliferation of culture of risk management by establishing internal control that could respond quickly against change of business environment. OMRS (Operational Risk Management System) supports performing overall risk management such as recognition of operational risk, evaluation and monitoring. Periodically, through RCSA (Risk Control Self Assessment), management of KRI (Key Risk Indicator), management of data loss and related preparation of countermeasures, it controls the risks in advance, as well as collecting data for future advanced management method.

38.6 Capital Management

Main purpose of the capital risk management of the Company is optimizing use of capital and sustaining healthy financial status in order to maximize shareholder value. The Company has performed capital risk management through estimating net capital ratio based on ‘Capital Market and Financial Investment Business Act’, enforced in February 2009.

Net capital ratio is the net capital minus the total risk amount divided by the essential equity to sustain per each business unit. [(Net capital – total risk amounts) / essential equity to sustain per each business unit]. This formula is calculated based on the financial statements amount.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

The net capital is calculated by subtracting deductible items from and including additional item to financial investor’s net asset (asset-liability) as at date. The deductible item refers any asset that is difficult to be converted into cash immediately such as property, plant and equipment. The additional item includes any item recorded as liability without redemption obligation, internal reserves against future losses, items redeemable in kind and items that function as complemental capital.

Total amount of risk is quantification of all of possible losses from operation of business as a financial investor. Total amount of risk is composed of the following ; market risks which quantify the possible losses due to fluctuation of stock price, interest rate, and exchange rate of the securities held by the investment firms ; credit risks which are the possible losses due to the breach of contract by the counterparties ; operation risks which are the possible losses due to accidents, errors, illegal conduct, and any other potential losses from deteriorated operation condition.

According to the Financial Investment Act, the regulation requires that net capital ratio must be maintained above 100% for the appropriation of the capital and it is required to improve the management if the financial investment firm does not meet the regulation for the net capital ratio.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

39. Offsetting Financial Assets and Financial Liabilities

The Company enters into International Derivatives Swaps and Dealers Association (“ISDA”) master netting agreements or similar agreement with the Company’s derivative counterparties. The Company also enters into repurchase agreements and securities borrowing and lending agreements similar to the master netting agreement for derivatives. Master netting agreements provide protection in bankruptcy in certain circumstances and, where legally enforceable, enable receivables and payables with the same counterparty to be offset for accounting and risk management purposes.

	2025
(in thousands of Korean won)	Gross Amount	Offset amount	Net amounts presented in the statement of financial position	Amounts not offset		Net amount
				Recognized financial instruments	Cash collateral
Financial assets
Derivatives assets, others [1]	1,808,461,566	—	1,808,461,566	1,427,458,830	177,659,247	203,343,489
Securities purchased under reverse repurchase agreements	1,832,100,000	—	1,832,100,000	1,832,100,000	—	—
Other receivables [4]	4,899,327,214	4,315,518,767	583,808,447	—	—	583,808,447
Other receivables (Payment and settlement)	227,717,069	182,255,426	45,461,643	—	—	45,461,643

	8,767,605,849	4,497,774,193	4,269,831,656	3,259,558,830	177,659,247	832,613,579

Financial liabilities
Derivatives liabilities, others [1]	3,222,403,437	—	3,222,403,437	2,947,115,496	66,027,869	209,260,072
Securities sold under reverse resale agreements [2]	10,719,460,118	—	10,719,460,118	10,719,460,118	—	—
Securities sold [3]	2,910,712,724	—	2,910,712,724	2,910,712,724	—	—
Other payables [4]	4,480,531,619	4,315,518,767	165,012,852	—	—	165,012,852
Other payables (Payment and settlement)	182,255,426	182,255,426	—	—	—	—

	21,515,363,324	4,497,774,193	17,017,589,131	16,577,288,338	66,027,869	374,272,924

[1]	Both derivatives (trading) and derivatives (hedge) are included.
[2]	Securities sold under reverse resale agreements to the customers is included.
[3]	Securities sold is from securities borrowing and lending agreement.
[4]

In relation to customer brokerage transactions, the offset amount of receivables and liabilities arising from same-day transactions between the Korea Exchange and the company is included. However, receivables of ~~W~~ 4,360,987 million and payables of ~~W~~ 4,183,015 million arising from same-day transactions between customers and the company are excluded.

	2024
(in thousands of Korean won)	Gross Amount	Offset amount	Net amounts presented in the statement of financial position	Amounts not offset		Net amount
				Recognized financial instruments	Cash collateral
Financial assets
Derivatives assets, others [1]	1,390,150,719	—	1,390,150,719	1,114,549,100	193,074,080	82,527,539
Securities purchased under reverse repurchase agreements	2,091,017,404	—	2,091,017,404	2,091,017,404	—	—
Other receivables [4]	1,669,975,970	1,652,694,935	17,281,035	—	—	17,281,035
Other receivables (Payment and settlement)	136,966,708	123,672,076	13,294,632	—	—	13,294,632

	5,288,110,801	1,776,367,011	3,511,743,790	3,205,566,504	193,074,080	113,103,206

Financial liabilities
Derivatives liabilities, others [1]	2,902,445,355	—	2,902,445,355	2,676,007,223	76,853,200	149,584,932
Securities sold under reverse resale agreements [2]	9,419,893,685	—	9,419,893,685	9,419,893,685	—	—
Securities sold [3]	2,558,520,223	—	2,558,520,223	2,558,520,223	—	—
Other payables [4]	1,740,843,763	1,652,694,935	88,148,828	—	—	88,148,828
Other payables (Payment and settlement)	123,672,076	123,672,076	—	—	—	—

	16,745,375,102	1,776,367,011	14,969,008,091	14,654,421,131	76,853,200	237,733,760

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

[1]	Both derivatives (trading) and derivatives (hedge) are included.
[2]	Securities sold under reverse resale agreements to the customers is included.
[3]	Securities sold is from securities borrowing and lending agreement.
[4]

In relation to customer brokerage transactions, the offset amount of receivables and liabilities arising from same-day transactions between the Korea Exchange and the company is included. However, receivables of ~~W~~ 1,559,621 million and payables of ~~W~~ 1,453,720 million arising from same-day transactions between customers and the company are excluded.

40. Lease

40.1 As a lessee

(a) The amounts recognized in the separate statement of financial position

The amounts related to lease recognized in the separate statement of financial position as at December 31, 2025 and 2024, are as follows;

(in thousands of Korean won)	2025	2024
Right-of-use assets [1]
Buildings	56,444,165	68,196,637
Vehicles	1,768,595	1,548,933
Others	3,542,380	1,647,239

	61,755,140	71,392,809

Lease liabilities	83,271,245	100,240,625

[1]	The amount is included in property and equipment in the separate statement of financial position.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(b) The amounts recognized in the separate statement of profit or loss

The amounts related to lease recognized in the separate statement of profit or loss for the year ended December 31, 2025 and 2024, are as follows

(in thousands of Korean won)	2025	2024
Depreciation of the right-of-use assets
Buildings	23,822,821	22,530,739
Vehicles	1,376,327	1,311,861
Others	1,108,642	1,032,218

	26,307,790	24,874,818

Interest income from lease receivables (included in financial income)	594,103	779,142
Interest expense to lease liabilities (included in financial cost)	2,931,666	3,699,605
Lease payment for leases for which the underlying asset is of low value (included in administrative expenses, not-including lease for short-term period)	248,697	248,493
Variable lease payments which are not included in the measurement of lease liabilities (included in administrative expenses)	158,422	147,052

The total cash outflow for leases in 2025 and 2024 were ~~W~~ 36,292 million and ~~W~~ 34,925 million, respectively.

40.2 As a Lessor

(a) Financial Lease

As at December 31, 2025 and 2024, total investment on financial lease and present value of minimum lease payments and unrealized interest income of financial lease are as follows:

(in thousands of Korean won)	2025	2024
Total Investment on lease	16,555,000	23,129,979
Net Investment on lease	15,942,629	21,923,504
Present value of minimum lease payments	15,942,629	21,923,504
Unrealized interest income	612,371	1,206,474

(b) Operating Lease

As at December 31, 2025 and 2024, future minimum lease receipts expected under non-cancellable lease contracts are as follows:

(in thousands of Korean won)	2025	2024
Within 1 year	1,468,167	1,429,734
1—5 years	936,101	1,292,700
Over 5 years	11,063	—

	2,415,331	2,722,434

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

41. Contingent Liabilities and Commitments

As at December 31, 2025 and 2024, the Company is involved in pending lawsuits as follows:

	2025		2024
(in thousands of Korean won)	Number of lawsuits	Amount	Number of lawsuits	Amount
Defendant	38	138,398,618	44	203,538,599
Plaintiff	13	226,629,322	16	236,163,306

The Company expects that these lawsuits do not have significant impact on the financial position.

The Company has entered into various agreements with financial institutions as at December 31, 2025 and 2024, are as follows:

		Credit line
(in thousands of Korean won)	Financial institution	2025	2024
Overdraft (including daily overdraft)	Kookmin Bank and others	1,287,450,000	1,265,000,000
General loan	Kookmin Bank	40,000,000	40,000,000
Securities underwriting loan	KSFC	600,000,000	600,000,000
Working capital loan (general)	KSFC	475,000,000	475,000,000
Note trading at a discount (general)	KSFC	300,000,000	300,000,000
Note trading at a discount (trust)	KSFC	Limit of subscription deposits	Limit of subscription deposits
Bond dealer’s loan (general)	KSFC	300,000,000	300,000,000
Securities underwriting financing	KSFC	1,710,000,000	1,710,000,000
Committed line	Industrial and Commercial Bank of China, etc	480,634,000	452,746,000

The guarantees and various commitment as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Guarantees	172,188,000	249,900,000
Agreement to purchase commercial papers [1]	1,259,846,340	824,171,844
Loan agreements	1,830,709,680	2,714,231,347
Credit line agreements	510,628,552	577,479,784
LOC and Investment commitments	720,198,947	657,453,646

	4,493,571,519	5,023,236,621

[1]	According to the above arrangement, the Company holds the asset-backed short-term bonds amounting to ~~W~~ 86,450 million and ~~W~~ 278,820 million as at December 31, 2025 and 2024, respectively.

The Company has been provided with ~~W~~ 18,557 million and ~~W~~ 14,622 million in guarantees related to provisional attachment and others by Seoul Guarantee Insurance as at December 31, 2025 and 2024, respectively.

The securities in custody as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024	Valuation method
Trustor securities	300,600,043,794	240,661,735,301	Fair value
Saver securities	2,059,709,772	1,122,794,510	Fair value
Beneficiary securities	45,102,838,605	41,779,858,329	Standard selling price

	347,762,592,171	283,564,388,140

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

As at December 31, 2025, the main lawsuits against the company as a defendant are as follows:

(in thousands of Korean won)	No. of lawsuits	Amount	Contents	Situation of lawsuits
Return of purchase price, etc Unjust gains (Fund in Australia)	3	59,926,668	The Company, as a selling company of qualified investor private equity fund that aims to lend money to corporations (borrowers) investing in apartment rental business for disabled people in Australia, intermediated ~~W~~ 326.5 billion of trusts and funds to the individuals and institutional investors. However, the local borrower’s breach of the contract made the fund inoperable and the Company was sued for unjust gains/return of sales price, etc.

1st lawsuit: 3rd trial in progress

 (1st trial : February 7, 2023. Judgment ordering payment of ~~W~~ 29.8 billion in investment principal and delayed interest thereon

 2nd trial : January 29, 2024. Judgment ordering payment of ~~W~~ 12 billion in investment principal and delayed interest thereon with different conclusion)

2nd lawsuit: 2nd trial in progress

 (1st trial : February 14, 2024. Judgment ordering payment of ~~W~~ 12.2 billion in investment principal and delayed interest thereon)

3rd lawsuit: 3rd trial in progress

 (1st trial :October 26, 2023. Judgment ordering payment of ~~W~~ 8.46 billion in remaining principal and delayed interest on ~~W~~ 8.29 billion in principal

 2nd: January 16, 2025. Judgment ordering the return of ~~W~~4.4 billion, a portion of 8.07 billion paid in ther first trial)

Compensation for damages (Winners Delegated Customer)	1	4,469,546	8 clients who had signed an investment agency contract with Winners Asset Management Co.,LTD.and opened accounts with the company to trade Nikkei 225 options claimed damages from the company, claiming that the short sales that company conducted as a result of increased intraday risk due to the sharp decline in the Nikkei 225 index caused by COVID-19 in August 2020 was illegal.

2 plaintiffs filed an appeal

 (1st trial : February 2, 2023. Judgment dismissing all plaintiffs’ claims for damages

 2nd trial : October 30, 2025. Judgment dismissing all plaintiffs’ appeal against the first trial)

Damages and Unjust Gains (Winners Fund Investors)	4	7,202,350	Investors who invested in funds managed by Winners Asset Management Co.,LTD.filed lawsuits against the company, which was an investment broker, claimed compensation for damages or return of unjust gains due to contract cancellation (60 plaintiffs in total)

1 cases: Appeal filed

 (1st trial : ① September 26, 2024. the company wins in full ② September 18, 2025. the company wins in full)

2 cases: 2nd trial in progress

(1st trial : ① August 22, 2024. the company wins in full ② November 28, 2025. the company wins in full)

1 cases: 1st trial in progress

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

Damages and Unjust Gains (TA_DLS Trust)	7	9,082,031	Investors who invested in KB able DLS Trust (a specific money trust that includes derivative linked securities linked to TA-OPAL Fund, which TransAsia Management invests in trade finance loan receivables) argued that the company’s sales staff misleaded that the principal was guaranteed by an insurance company’s guarantee, and claimed the return of unjust gains by the cancellation of the contract due to the error.	2 cases: Appeal filed (1st trial : ① July 23, 2025. the plaintiff win in partially. ② October 23, 2025. the plaintiff win in partially. 5 cases: 1st trial in progress
Unjust Gains (Heritage Banzaran DLS)	3	38,768,140	The company provided false information about the business capabilities of the operator (GPG), etc., thereby causing the plaintiff to misunderstand the key investment conditions of the DLS in this case. Therefore, the plaintiff requested to cancel the acquisition contract for the DLS in this case due to the mistake and claimed the return of the acquisition price of the DLS in this case and the delay damages as unjust gains.	3 cases: 1st trial In progress

The Fair Trade Commission is currently reviewing whether the company has engaged in unfair joint activities with other banks and securities firms, and the results of the deliberation and decision are uncertain at this time.

During the year ended December 31, 2025, the Company underwent a regular tax audit by the Seoul Regional Tax Office for the fiscal years from 2020 to 2024, and paid ~~W~~ 19,398 million in corporate taxes and other taxes (including local income tax) in December 2025 and January 2026. Accordingly, the Company filed an appeal for ~~W~~ 15,249 million in February 2026, considering the items indicated in the tax notice. As at December 31, 2025, the Company did not recognize any tax liabilities for amounts it determined were likely to be refunded through an appeal. However, the final tax liability may change depending on the outcome of the appeal.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

42. Related Party Transactions

KB Financial Group Inc. owns 100% of ordinary shares of the Company as at December 31, 2025 and 2024.

Significant balances and transactions, excluding loan and borrowing transactions described in separate notes, with related parties as at December 31, 2025 and 2024, are as follows:

(a) Receivables and payables

(in thousands of Korean won)	2025		2024
	Receivables	Payables	Receivables	Payables
Subsidiaries
KB Securities Hong Kong Ltd.	74,002	14,098,840	84,710	18,880,643
KB Securities Vietnam Joint Stock Company	—	—	294,943	240,183
KB Digital Innovation & growth New Technology Business Investment Fund	147,992	—	152,990	—
Newstar Gimpo 1st Co., Ltd	160,412	—	—	148,578
Newstar Believe Co., Ltd. [1]	—	—	—	4,808
Able Gwonseon 1st Co., Ltd.	441,336	424,122	921,288	814,697
KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund 1	341,266	—	432,356	—
KB MyeongJi 1st Co., Ltd.	—	797,554	50,600	480,597
Able Dangjin 1st Co., Ltd. [1]	—	—	—	274,348
KB Mapo 2nd Co., Ltd.	—	721,426	74,812	501,786
Able Wonchang 1st Co., Ltd. [1]	—	—	534,356	—
Zitaress 1st Co., Ltd.	4,142	82,506	14,552	118,467
Able Beomeo-one Co., Ltd. [1]	—	—	731,322	174,765
Newstar Gimpo 4th Co., Ltd.	186,110	7,000,000	367,584	7,000,000
Powerplay 1st Co., Ltd.	—	6,327,752	—	752,679
Able Dosan 1st Co., Ltd [1]	—	—	36,882	185,332
Able Maseok 1st Co., Ltd.	—	121,819	209,782	495,339
TW Seocho 1st Co., Ltd. [1]	—	—	4,403,352	4,188,233
TW Seocho 2nd Co., Ltd. [1]	—	—	1,028,055	866,767
Newstar Wave 1st Co., Ltd.	7,039	725	12,931	750
Able Next 1st Co., Ltd	229,203	1,514,996	413,625	1,053,751
YSMC 1st Co., Ltd.	1,379,677	1,507,505	—	1,459,480
Gyeongsan Logis 1st Co., Ltd [1]	—	—	114,236	903,215
Stoke 2nd Corp	—	—	3,303,900	—
Newstar Seongnam 1st Co.,Ltd	—	—	467,596	—
KPS Sihwa 1st Co., Ltd.	3,543,890	—	—	50,900,000
Newstar NRB First Co., Ltd. [1]	—	—	467,589	1,382,637
LB Ireland Private Real Estate Investment Trust 8	683,942	—	443,442	—
Able alpha Co., Ltd.	104,469	—	485,550	2,775,155
Newstar Sina 2nd Co., Ltd. [1]	—	—	8,384,129	766,947
Able Eunhwasam 2nd Co., Ltd.[1]	—	—	4,281,657	1,968,572
Black Sapphire Holdings Co., Ltd. [1]	—	—	835,027	1,279,945
ABLE GUNPO 1ST CO.,LTD. [1]	—	—	2,606,639	2,149,506
NewStar Yui the 1st [1]	—	—	1,982,766	2,063,912
Newstar Gimpo 7th Co.,Ltd.	3,626,497	45,680,442	6,698,303	47,596,046
able hi position 1st	1,209,231	1,177,434	4,537,949	4,210,694
Graha 2nd Co., Ltd. [1]	—	—	694,486	769,948

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(in thousands of Korean won)	2025		2024
	Receivables	Payables	Receivables	Payables
Able Yongin Wonsam 2nd Co., Ltd.	4,602,335	4,209,172	6,588,440	6,490,651
TRUE HOUSE FIRST CO., LTD.	575,893	490,354	1,376,876	1,599,011
Breeze Air Primary Co.,Ltd. [1]	—	—	721,576	1,134,942
Able Gongpyeong 3rd Co.,Ltd	567,419	778,011	4,304,449	3,378,973
NEW STAR L CARD 1ST CO., LTD.	3,554,932	2,989,982	12,248,819	12,020,104
Olivia 1st Co.,Ltd.	—	88,376	—	433,489
THE APOGEE THE FIRST CO., LTD. [1]	—	—	116,204	112,864
EULJI NAIN 1ST CO., LTD. [1]	—	—	7,327,139	7,143,309
Able Civic 4th Co., Ltd. [1]	—	—	9,208,387	9,125,806
NEWSTAR EXPER 1ST CO., LTD. [1]	—	—	16,868,438	16,684,931
Able Sewoon Co., Ltd.	9,337	—	—	—
New Star YJ Second Co., Ltd	178,630	—	—	—
KB Infra 4th Co.,Ltd.	142,650	23,551	—	—
New Star Sinar Third Co., Ltd	1,425,118	555,457	—	—
HJ GALAXY No.4 Co., ltd	5,218,050	5,789,101	—	—
Hyosung Vina Second Co., Ltd	4,122,218	4,242,460	—	—
newstarwoncle 1st. Co. ltd	3,332,464	2,889,422	—	—
NetFabric Suncheon First Co., Ltd.	7,292,087	6,389,765	—	—
Newstar Songam 1st Co., ltd.	—	189,378	—	—
New Star SJ First Co., Ltd	371,364	510,444	—	—
New Star REITs First Co., Ltd	611,920	662,470	—	—
Newstar Cine 1st Co., ltd.	13,286,929	13,605,875	—	—
Next Yeongjong First Co., Ltd.	13,674,382	13,006,981	—	—
New Star KM First Co., Ltd	828,632	808,092	—	—
Newstar Next 1st Co., ltd.	—	1,675,006	—	—
Newstar Next 2nd Co., ltd.	—	1,301,198	—	—
Newstar Doan first Co., Ltd	1,229,800	1,474,110	—	—
PAV Co., Ltd	173,025	168,194	—	—
Still No.1 2nd Co., Ltd	374,548	—	—	—
Newstar L Chemi 1st	1,402,722	—	—	—
Parent Company
KB Financial Group Inc.	177,981,457	129,572,184	—	100,482,726
Others
Kookmin Bank	61,627,321	116,482,428	151,679,560	91,316,188
KB Asset Management Co., Ltd.	—	548	—	34,401
KB Real Estate Trust Co., Ltd.	—	355	—	417
KB Investment Co., Ltd.	751,581	131	848,476	165
KB Data System Co., Ltd.	5,356,594	356,049	925,927	331,681
KB Kookmin Card Co., Ltd.	14,395	9,066,102	455	8,427,724
KB Savings Bank Co., Ltd.	—	574	—	657
KB Capital Co., Ltd.	1,035,197	1,065,333	1,416,693	2,850,380
KB Insurance Co., Ltd.	151,341,852	22,345,124	6,846,890	92,036,600
KB Life Insurance Co., Ltd.	44,486,042	18,286,691	1,062,706	4,440,280
KB Wisestar Private Real Estate Fund Investment Trust No. 1	—	—	5,274	—
Other funds	105,460	1,743,740	71,459	6,875,206

[1]	These companies are not related parties as at December 31, 2025.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(b) Revenue and expenses

(in thousands of Korean won)	2025		2024
	Revenue	Expenses	Revenue	Expenses
Subsidiaries
KB Securities Hong Kong Ltd.	215,248	12,218,873	203,122	6,180,878
KB Securities Vietnam Joint Stock Company	95,258	—	48,691	20,249
KB Digital Innovation&growth New Technology Business Investment Fund	147,991	—	152,990	—
Newstar Gimpo 1st Co., Ltd	1,728,627	—	1,392,907	—
Newstar Believe Co., Ltd. [1]	—	—	725,687	—
Able Gwonseon 1st Co., Ltd.	550,623	—	386,132	—
KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund 1	341,266	—	432,356	—
KB MyeongJi 1st Co., Ltd.	449,400	316,957	98,944	221,272
Able Dangjin 1st Co., Ltd. [1]	—	269,236	1,514,937	—
KB Mapo 2nd Co., Ltd.	45,188	219,640	80,945	—
Able Wonchang 1st Co., Ltd. [1]	—	534,356	534,356	—
Zitaress 1st Co., Ltd.	25,551	—	53,418	—
Able Beomeo-one Co., Ltd. [1]	—	323,464	—	395,587
Newstar Gimpo 4th Co., Ltd.	199,566	141,040	516,388	—
Powerplay 1st Co., Ltd.	—	5,575,073	—	545,771
Able Dosan 1st Co., Ltd [1]	148,450	—	—	98,210
Able Maseok 1st Co., Ltd.	704,413	—	3,819,878	—
TW Seocho 1st Co., Ltd. [1]	—	215,119	6,904,954	—
TW Seocho 2nd Co., Ltd. [1]	—	161,288	1,269,913	—
Newstar Wave 1st Co., Ltd.	3,133	—	1,244,112	—
Able Next 1st Co., Ltd	94,665	740,332	198,310	110,855
YSMC 1st Co., Ltd.	1,448,529	—	—	776,685
Gyeongsan Logis 1st Co., Ltd [1]	788,978	—	—	1,158,168
Stoke 2nd Corp	—	—	4,049,076	—
Newstar Seongnam 1st Co., Ltd	62,404	—	3,384,135	—
KPS Sihwa 1st Co., Ltd.	54,443,890	—	6,682,041	47,048,355
Newstar NRB First Co., Ltd. [1]	964,041	—	2,391,066	—
LB Ireland Private Real Estate Investment Trust 8	240,500	—	240,500	—
Able alpha Co., Ltd.	2,394,074	—	145,648	2,428,373
Newstar Sina 2nd Co., Ltd. [1]	291,387	—	14,685,095	3,779,883
Able Eunhwasam 2nd Co., Ltd. [1]	—	—	1,993,348	—
Black Sapphire Holdings Co., Ltd. [1]	—	835,027	1,881,282	—
ABLE GUNPO 1ST CO., LTD. [1]	348,415	—	1,040,179	—
NewStar Yui the 1st [1]	1,101,192	—	2,320,047	1,101,192
Newstar Gimpo 7th Co., Ltd.	1,967,504	1,773,707	2,908,511	42,596,254
able hi position 1st	3,344,160	—	2,402,335	—
Graha 2nd Co., Ltd. [1]	—	—	336,947	—
Able Yongin Wonsam 2nd Co., Ltd.	2,450,265	—	1,245,118	—
TRUE HOUSE FIRST CO., LTD.	307,675	—	248,197	—
Breeze Air Primary Co., Ltd. [1]	1,085,363	—	670,634	—
Able Gongpyeong 3rd Co., Ltd	828,308	—	929,476	—
NEW STAR L CARD 1ST CO., LTD.	1,565,236	—	232,715	—
Olivia 1st Co., Ltd.	600,867	—	—	433,489
THE APOGEE THE FIRST CO., LTD. [1]	—	2,984	22,716	14,376
EULJI NAIN 1ST CO., LTD. [1]	—	—	183,830	—
Able Civic 4th Co., Ltd. [1]	303,269	—	90,581	—
NEWSTAR EXPER 1ST CO., LTD. [1]	3,820,713	—	187,507	—

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(in thousands of Korean won)	2025		2024
	Revenue	Expenses	Revenue	Expenses
Able Gongpyeong 1st Co., Ltd [1]	—	—	124,722	—
ABR Joongang2 1st Co., Ltd [1]	—	—	337,429	—
Able Gasan 1st Co., Ltd. [1]	—	—	112,432	—
Able Sewoon Co., Ltd.	9,337	—	195,190	—
Able PT 1st Co., Ltd [1]	—	—	8,599	—
Newstar Plus 1st Co., Ltd. [1]	—	—	84,843	—
Able MK 1st co. ltd [1]	—	—	115,722	—
Newstar Sina Co., Ltd. [1]	—	—	928,911	—
KB Gold 1st Co., Ltd. [1]	—	—	287,094	—
KB Infra 2nd Co., Ltd. [1]	—	—	87,532	—
HD Value 1st Co., Ltd. [1]	—	—	38,658	—
Newstar Enerbil 1st Co., Ltd. [1]	—	—	260,790	—
KB SmartSchool 1st Co., Ltd. [1]	—	—	99,778	—
Bighouse 7th Co., Ltd. [1]	—	—	146,219	—
GDIC 2nd co. ltd [1]	—	—	3,657,319	—
Able Dongtan 1st Co., Ltd. [1]	—	—	3,009,210	—
Newstar Gimpo 5th Co., Ltd. [1]	—	—	36,000,000	—
Able Banpo 1st Co., Ltd. [1]	—	—	2,989,765	—
Able Banpo 2nd Co., Ltd. [1]	—	—	2,356,168	—
Newstar one-firm 2023-1 5th. Co., Ltd. [1]	—	—	301,342	—
French Shine 1st Co., Ltd. [1]	—	—	—	432,802
Able Bonri 1st Co., Ltd. [1]	—	—	—	4,657,198
Newstar JH Center Co., Ltd. [1]	—	—	1,642,185	—
Able TY 2nd Co., Ltd. [1]	—	—	2,888,857	—
KBFG Securities America Inc.	—	9,421,256	—	4,405,172
JB New Jersey Private Real Estate Fund 1 [1]	—	—	344,513	—
Vestas Qualified Investors’ Private Real Estate Fund Investment Trust No. 38 [1]	—	—	1,724,448	—
Pacific US BlackRock Private Placement Real Estate Fund Investment Trust No. 15	—	—	182,451	—
GVA Europe Pre-IPO Private Investment Trust No.1	4,706,084	—	2,452,274	—
LIFE Global Reits Pre-IPO General Private Investment Trust 1	4,079,629	—	4,392,801	—
K-1 23th Yeoksam Real Estate Investment Trust Company [1]	2,248,043	—	5,028,452	—
Keppel Private Real Estate Investment Trust No.13 [1]	—	—	1,410,095	—
E&F Blacksapphire Private Equity Fund [1]	151,631	—	600,000	—
Able Civic Third Co., Ltd. [1]	—	—	64,855	—
Lalaroro 1st Co., Ltd. [1]	—	—	318,817	—
New Star YJ Second Co., Ltd	5,126,685	—	—	—
KB Infra 4th Co., Ltd.	536,192	23,551	—	—
MS Cheongna No.2 Co., Ltd.	911,780	—	—	—
New Star Sinar Third Co., Ltd	2,529,961	1,860,999	—	—
Buu 1st Co., Ltd. [1]	100	—	—	—
Prime Twin Co., Ltd [1]	210,262	—	—	—
New Star Smile First Co., Ltd [1]	911,616	—	—	—
HJ GALAXY No.4 Co., ltd	1,289,353	834,404	—	—
Newstar Solution 2nd Co., Ltd [1]	1,435	—	—	—
Hyosung Vina Second Co., Ltd	1,061,759	—	—	—
newstarwoncle 1st. Co. ltd	443,042	—	—	—
NetFabric Suncheon First Co., Ltd.	1,730,088	—	—	—

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(in thousands of Korean won)	2025		2024
	Revenue	Expenses	Revenue	Expenses
newstarseongsu 1st. Co. ltd [1]	312	—	—	—
Newstar Songam 1st Co., ltd.	60,712	180,090	—	—
New Star SJ First Co., Ltd	80,365	—	—	—
New Star REITs First Co., Ltd	74,450	—	—	—
Newstar Cine 1st Co., ltd.	281,054	—	—	—
Next Yeongjong First Co., Ltd.	6,593,401	—	—	—
New Star KM First Co., Ltd	28,540	—	—	—
Newstar Next 1st Co., ltd.	—	1,675,006	—	—
Newstar Next 2nd Co., ltd.	—	1,301,198	—	—
Newstar Doan first Co., Ltd	9,300	—	—	—
PAV Co., Ltd	9,831	—	—	—
Still No.1 2nd Co., Ltd	877,107	—	—	—
Newstar L Chemi 1st	1,402,722	—	—	—
Associates
KBTS Technology Venture Private Equity Fund	170,353	—	174,883	—
KB-SJ Tourism Venture Fund	788,468	—	1,789,462	—
KB SPROTT Renewable Private Equity Fund I	77,970	—	255,062	—
KB-Stonebridge Secondary Private Equity Fund	364,486	—	416,636	—
KB-UTC Inno-Tech Venture Fund	146,853	—	230,269	—
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	800,322	—	619,004	—
KB Material and Parts No. 1 PEF [1]	—	—	132,258	—
KB Special Purpose Acquisition Company No.21 [1]	—	—	135,842	—
KB-KTB Technology Venture Fund	398,659	—	341,826	—
KB-GeneN Medical Venture Fund 1	88,800	—	88,800	—
KB-BridgePole Venture Investment Fund [1]	—	—	460,776	—
KB-Kyobo New Mobility Power Fund [1]	—	—	75,523	—
KB-FT 1st Green Growth Investment Fund	135,415	—	135,639	—
KB-NP Green ESG New Technology Venture Capital Fund	1,095,469	—	1,133,636	—
KB Special Purpose Acquisition Company No.25	65,452	—	—	175,265
KB Special Purpose Acquisition Company No.26 [1]	—	—	—	53,795
KB-SUSUNG 1st Investment Fund	142,365	—	192,368	—
KB Special Purpose Acquisition Company No.27	405,334	—	—	176,877
KB-BridgePole Venture Investment Fund #2 [1]	105,000	—	105,000	—
U-KB Credit No.1 Private Equity	967,500	—	970,151	—
KB Special Purpose Acquisition Company No.28 [1]	—	—	1,292,589	—
KB Special Purpose Acquisition Company No.29	143,758	—	1,735,480	—
AKK Robotech Valueup New Technology Investment Fund [1]	235,495	—	101,116	—
KB-SOLIDUS Healthcare Investment Fund	860,181	—	768,198	—
KB-CJ Venture Fund 1st	150,000	—	79,918	—
KB-SUSUNG 2nd Investment Fund	154,772	—	77,518	—
KB KONEX Market Vitalization Fund [1]	—	—	3,084,375	—
KB Star REIT	9,442,306	—	10,263,978	—
KB Special Purpose Acquisition Company No.30	57,619	—	1,620,135	—

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(in thousands of Korean won)	2025		2024
	Revenue	Expenses	Revenue	Expenses
KB Special Purpose Acquisition Company No.31	177,402	—	2,111,082	—
KB-Cyrus Tourism Venture Fund	337,500	—	63,627	—
KB-IMM Newstar Real Estate Private Fund 1	2,277,815	—	—	—
KB Special Purpose Acquisition Company No.33	2,214,139	—	—	—
KBLB Middle Market Enterprises Innovation Private Equity Fund	1,199,742	—	—	—
Semicolon Susong Commissioned Real Estate Investment Trust	5,650,210	—	—	—
KB-Novus Genesis Private Equity Fund	103,905	—	—	—
AIM-KB-DOUBLE Connected Future Investment Fund	30,378	—	—	—
KB-SP Private Equity Fund IV [1]	62,547	—	—	—
E&I Holdings Co., Ltd [1]	3,446,057	—	—	—
IMM global Secondary 1-1 Equity Private Fund	3,511	—	—	—
K-1 23th Yeoksam Real Estate Investment Trust Company [2]	2,334,156	—	—	—
KB-IMM Newstar Real Estate Private Fund 2	138,002	—	—	—
Parent Company
KB Financial Group Inc.	1,421,760	65,443	778,876	99,196
Others
Kookmin Bank	75,182,466	196,670,594	176,455,808	143,344,573
KB Asset Management Co., Ltd.	903	684,918	782	839,780
KB Real Estate Trust Co., Ltd.	622	7,014	215,636	937
KB Investment Co., Ltd.	1,570,303	5	1,666,529	6
KB Data System Co., Ltd.	1,021	2,722,953	8,483	5,749,905
KB Kookmin Card Co., Ltd.	111,825	1,017,147	57,063	837,257
KB Savings Bank Co., Ltd.	996	69	23	23
KB Capital Co., Ltd.	608,343	77,590	492,222	41,598
KB Insurance Co., Ltd.	215,567,089	—	6,994,519	56,730,129
KB Life Insurance Co., Ltd.	44,935,958	2,604,916	1,112,355	469,723
KB Wisestar Private Real Estate Fund Investment Trust No. 1	9,549	—	110,292	—
Other funds	17,287,679	—	22,403,901	—
Retirement pension	1,222,235	—	1,230,487	—
The Company
Employees	773,600	—	379,157	—

[1]	These companies are excluded from related parties during the year ended December 31, 2025 or 2024. The transaction amounts are up to the date of the exclusion.
[2]	These investments are reclassified from investments in subsidiaries to associates due to disposal in partially for the year ended December 31, 2025.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(c) Significant loan and borrowing transactions with related parties for the years ended December 31, 2025 and 2024, are as follows:

	2025
(in thousands of Korean won)	Accounts	Beginning balance	Increase	Decrease	Other	Ending balance
Subsidiaries
Newstar Gimpo 1st Co., Ltd	Loans	37,139,957	—	(17,774,760)	198,789	19,563,986
LB Ireland Private Real Estate Investment Trust 8	Loans	—	—	—	—	—
Able Dangjin 1st Co.,Ltd. [1]	Loans	25,205,000	—	(25,205,000)	—	—
Newstar Sina 2nd Co., Ltd. [1]	Loans	12,344,638	—	(11,155,400)	(1,189,238)	—
Able Wonchang 1st Co., Ltd. [1]	Loans	9,224,719	—	(10,000,000)	775,281	—
Stoke 2nd Corp	Loans	64,873,019	—	—	(28,533,283)	36,339,736
ABLE GUNPO 1ST CO.,LTD. [1]	Loans	9,940,618	—	(10,000,000)	59,382	—
Gyeongsan Logis 1st Co., Ltd [1]	Loans	—	18,000,000	(18,000,000)	—	—
Black Sapphire Holdings Co.,Ltd. [1]	Loans	139,594,847	—	(140,000,000)	405,153	—
New Star YJ Second Co., Ltd	Loans	—	100,000,000	—	(141,930)	99,858,070
Able alpha Co., Ltd.	Loans	—	28,712,000	—	(6,000,000)	22,712,000
KB Infra 4th Co.,Ltd.	Loans	—	19,855,600	—	47,683	19,903,283
KPS Sihwa 1st Co., Ltd.	Loans	—	258,000,000	—	(87,800,000)	170,200,000
MS Cheongna No.2 Co., Ltd.	Loans	—	99,999,952	—	—	99,999,952
Still No.1 2nd Co., Ltd	Loans	—	50,000,000	—	(65,722)	49,934,278
Newstar L Chemi 1st	Loans	—	199,812,500	—	—	199,812,500
Able Sewoon Co., Ltd.	Loans	—	2,400,000	—	—	2,400,000
Associates
KB Special Purpose Acquisition Company No.21 [1]	Hybrid bond with securities-like features	3,122,444	—	(3,122,444)	—	—
KB Special Purpose Acquisition Company No.25	Hybrid bond with securities-like features	1,849,919	—	—	65,453	1,915,372
KB Special Purpose Acquisition Company No.26 [1]	Hybrid bond with securities-like features	2,150,426	—	—	(2,150,426)	—
KB Special Purpose Acquisition Company No.27	Hybrid bond with securities-like features	5,876,876	—	—	405,334	6,282,210

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

	2025
(in thousands of Korean won)	Accounts	Beginning balance	Increase	Decrease	Other	Ending balance
KB Special Purpose Acquisition Company No.28 [1]	Hybrid bond with securities-like features	2,112,589	—	—	(2,112,589)	—
KB Special Purpose Acquisition Company No.29	Hybrid bond with securities-like features	3,015,480	—	—	143,758	3,159,238
KB Special Purpose Acquisition Company No.30	Hybrid bond with securities-like features	2,835,135	—	—	57,619	2,892,754
KB Special Purpose Acquisition Company No.31	Hybrid bond with securities-like features	4,301,082	—	—	177,402	4,478,484
KB Special Purpose Acquisition Company No.33	Hybrid bond with securities-like features	—	2,090,000	—	2,214,139	4,304,139
Others
Kookmin Bank	Deposits [2]	493,552,397	—	—	(131,468,251)	362,084,146
	Borrowings	—	857,554,023	(856,523,389)	—	1,030,634
KB Kookmin Card Co., Ltd.	Debt Securities	—	10,001,122	(10,001,122)	—	—
KB Capital Co., Ltd.	Debt Securities	—	10,002,628	(10,002,628)	—	—
Executives	Deposit Liabilities	373,997	510,499	(217,242)	—	667,254
The Company
Employees	Loans to employees	23,488,800	20,235,774	(6,466,148)	—	37,258,426

[1]	These companies are not related parties of the Company as at December 31, 2025.
[2]	Transactions such as settlement payments for business reasons and deposits that can be deposited and withdrawn at any time between related parties are disclosed in net amounts.

	2024
(in thousands of Korean won)	Accounts	Beginning balance	Increase	Decrease	Other	Ending balance
Subsidiaries
Newstar Gimpo 1st Co., Ltd	Loans	16,300,000	41,400,000	(30,251,134)	9,691,092	37,139,958
Able MK 1st co. ltd [1]	Loans	30,806,681	—	(31,000,000)	193,319	—
KB Gold 1st Co., Ltd. [1]	Loans	20,000,000	—	(20,000,000)	—	—
Able Dangjin 1st Co., Ltd.	Loans	20,490,636	4,060,000	—	654,364	25,205,000
Newstar Sina 2nd Co., Ltd.	Loans	10,806,024	—	—	1,538,614	12,344,638
KB Tongyoung 1st Co., Ltd [1]	Loans	20,580,850	—	(20,710,000)	129,150	—
Able Wonchang 1st Co., Ltd.	Loans	8,460,892	—	—	763,827	9,224,719
Stoke 2nd Corp	Loans	—	73,000,000	—	(8,126,981)	64,873,019
ABLE GUNPO 1ST CO., LTD.	Loans	—	10,000,000	—	(59,382)	9,940,618

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

	2024
(in thousands of Korean won)	Accounts	Beginning balance	Increase	Decrease	Other	Ending balance
Black Sapphire Holdings Co., Ltd.	Loans	—	140,000,000	—	(405,153)	139,594,847
Newstar one-firm 2023-1 3rd. Co., Ltd. [1]	Corporate commercial papers	20,806,683	—	—	(20,806,683)	—
Newstar one-firm 2023-1 4th. Co., Ltd. [1]	Corporate commercial papers	52,262,896	—	—	(52,262,896)	—
Associates
KB Special Purpose Acquisition Company No.21	Hybrid bond with securities-like features	2,986,602	—	—	135,842	3,122,444
KB Special Purpose Acquisition Company No.22 [1]	Hybrid bond with securities-like features	2,984,646	—	—	(2,984,646)	—
KB Special Purpose Acquisition Company No.23 [1]	Hybrid bond with securities-like features	1,488,699	—	—	(1,488,699)	—
KB Special Purpose Acquisition Company No.25	Hybrid bond with securities-like features	2,025,184	—	—	(175,265)	1,849,919
KB Special Purpose Acquisition Company No.26	Hybrid bond with securities-like features	2,204,221	—	—	(53,795)	2,150,426
KB Special Purpose Acquisition Company No.27	Hybrid bond with securities-like features	6,053,752	—	—	(176,876)	5,876,876
KB Special Purpose Acquisition Company No.28	Hybrid bond with securities-like features	—	995,000	—	1,117,589	2,112,589
KB Special Purpose Acquisition Company No.29	Hybrid bond with securities-like features	—	1,490,000	—	1,525,480	3,015,480
KB Special Purpose Acquisition Company No.30	Hybrid bond with securities-like features	—	1,390,000	—	1,445,135	2,835,135
KB Special Purpose Acquisition Company No.31	Hybrid bond with securities-like features	—	2,190,000	—	2,111,082	4,301,082
Others
Kookmin Bank	Deposits [2]	367,980,199	—	—	125,572,198	493,552,397
	Borrowings	—	721,678,573	(721,678,573)	—	—
KB Kookmin Card Co., Ltd.	Debt Securities	30,127,334	—	(30,127,334)	—	—
Executives	Deposit Liabilities	635,217	283,283	(544,503)	—	373,997
The Company
Employees	Loans to employees	12,587,095	16,252,859	(5,351,154)	—	23,488,800

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

[1]	These companies are not related parties of the Company as at December 31, 2024.
[2]	Transactions such as settlement payments for business reasons and deposits that can be deposited and withdrawn at any time between related parties are disclosed in net amounts.

In addition to the above, the balance of hybrid securities held by KB Financial Group Inc., issued by the Company as at December 31, 2025, is ~~W~~ 530,000 million (2024 : ~~W~~ 530,000 million), and the related dividend payment for the year ended December 31, 2025 is ~~W~~ 26,600 million (2024 : ~~W~~ 31,913 million).

And the dividend paid by the Company to KB Financial Group Inc., the parent company, through disposal of retained earnings in 2025 during the year ended December 31, 2025 is ~~W~~ 580,000 million (2024 : ~~W~~ 150,000 million).

Meanwhile, the above financial transactions do not include details of increases or decreases in deposits that occur for business reasons between related parties.

(d) Other transactions with related parties for the years ended December 31, 2025 and 2024, are as follows:

(In thousands of Korean won)	2025
	Contribution	Collection and others
Subsidiaries
KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund 1	—	7,665,000
KB Securities ESG Value Enhancement Fund	1,000,000	—
Pacific US BlackRock Private Placement Real Estate Fund Investment Trust No. 15	—	2,788,442
K-1 23th Yeoksam Real Estate Investment Trust Company [2]	—	15,000,000
E&F Blacksapphire Private Equity Fund [1]	—	40,000,000
PineStreet AIOFIII Infrastructure General Private Trust No.2	4,720,405	—
Samsung Vista Credit BDC Private Investment No.2	22,026,000	—
Mangrove Feeder Fund	—	3,971,100
Associates
KB Special Purpose Acquisition Company No.21 [1]	—	10,000
KB Special Purpose Acquisition Company No.26 [1]	—	5,000
KB Special Purpose Acquisition Company No.28 [1]	—	5,000
KB Special Purpose Acquisition Company No.32	10,000	—
KB New Paradigm Agriculture Venture Fund	—	375,000
KB KONEX Market Vitalization Fund [1]	—	540,000
KB-KDBC New Technology Business Investment Fund	—	1,500,000
KB-SJ Tourism Venture Fund	—	190,000
KB-Stonebridge Secondary Private Equity Fund	—	1,248,439
KB-SP Private Equity Fund IV [1]	—	2,494,808
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	1,800,000	1,700,815
KB Digital Platform Fund	10,000,000	—
KB-SOLIDUS Healthcare Investment Fund	1,316,667	—
JS Private Equity Fund III	—	749,248
THE CHAEUL FUND NO.1 [1]	—	1,000,000
POSITVE Sobujang Venture Fund #1 [1]	—	879,121
KB-NP Green ESG New Technology Venture Capital Fund	3,480,000	1,136,153
Hisstory 2022 Fintech Fund [1]	—	2,000,000
KB Bio Private Equity Investment Fund IV [1]	—	7,500,000

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In thousands of Korean won)	2025
	Contribution	Collection and others
KB-SUSUNG 1st Investment Fund	—	946,000
Shinhan-Eco Venture Fund 2nd	25,000	190,000
2023 JB Newtech No.2 Fund [1]	—	1,405,557
U-KB Credit No.1 Private Equity	11,953,489	—
AKK Robotech Valueup New Technology Investment Fund [1]	—	1,000,000
IMM global Secondary 1-1 Equity Private Fund	756,186	162,251
NOVORSEC-SJG Consumer Secondary Fund [1]	—	1,700,000
KBSBI Global High-tech Strategic Private Equity Investment Limited Partnership	10,215,000	—
KB-Cyrus Tourism Venture Fund	1,000,000	—
NICE DATA INTELLIGENCE VENTURE FUND [1]	—	1,000,000
Pectus Hanwha Fund No.2 [1]	—	2,000,000
KB-IMM Newstar Real Estate Private Fund 1	19,386,033	—
KBLB Middle Market Enterprises Innovation Private Equity Fund	4,284,000	—
YG AI Industrial Automation Solutions FUND	2,000,000	—
KB-Novus Genesis Private Equity Fund	2,300,000	—
KB Special Purpose Acquisition Company No.33	160,000	—
ATP TP VC Fund No.1	2,000,000	—
AIM-KB-DOUBLE Connected Future Investment Fund	1,000,000	—
KB-IMM Newstar Real Estate Private Fund 2	16,509,818	—
IMM Korea Beauty Co-Invest Private Equity Fund	50,000,000	—
KB-GVA Premier Mezzanine Investment Fund	500,000	—
KB-ANDA Deep Tech Venture Fund	1,249,500	—
Others
KB BMO Senior Loan Private Special Asset Fund 2	—	6,588,099
KB Overseas Investment Private Real Estate Investment Trust No. 22	4,016,340	—
KB Wisestar Private Real Estate Fund Investment Trust No. 1	—	2,414,882
KB North America Jefferies Private Special Asset Investment Trust No.1	4,683,542	1,346,657
KB North America Jefferies Private Special Asset Investment Trust No.2	262,750	89,659
KB Corporation Dollar MMF(USD)	28,989,000	43,844,420
Mirae Asset ESG Infrastructure General Investors Private Equity Fund No. 1	22,857	10,442
KB BXC GREEN CREDIT Infra General Private Special Asset Fund 2	44,338	28,032
KB Apax Global Buyout Fund	1,912,740	—
KB Global Infra Private Special Asset Fund No.6	—	130,507
KB Overseas Investment Private Real Estate Investment Trust No. 35	50,606	—
KB Global Senior Loan Private Fund No.1(USD)	18,489,479	5,808,597
KB Wisestar General Real Estate Fund 24	14,700,000	14,700,000
KB Global Platform Fund	—	2,880,000
KB New Deal Innovation Fund	—	1,000,000
Paramark KB Fund I	1,830,000	411,000
KB Secondary Plus Fund	—	1,676,310
KB Prime Digital Platform Fund	1,125,000	—
KB Scale-up Fund No.2	3,500,000	—
KB Global Platform Fund No.2	2,400,000	—
Startup Korea KB Secondary Fund	1,500,000	1,961
Timefolio The Time-Frontier Star Specialized Private Investment Trust	10,097,349	490,175
KB Wisestar General Real Estate Fund 21	8,899,000	230,400
KB ValueRise Blind Private Real Estate Fund No.1	10,684,210	—
PineStreet AIOFIII Infrastructure General Private Trust No.2	141,706	1,265
KB BX Europe Infra Private SpecialAsset Fund 1(EUR)	4,177,909	—
KB RISE Short-Term MSB ETF	71,909,225	71,909,111
KB Wisestar General Real Estate Fund 28	20,500,000	—

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

[1]	These companies are not related parties of the Company as at December 31, 2025.
[2]	These investments are reclassified from investments in subsidiaries to associates due to disposal in partially for the year ended December 31, 2025.

(In thousands of Korean won)	2024
	Contribution	Collection and others
Subsidiaries
KB Pre-IPO 2nd (TCB) New Technology Business Investment Fund	—	3,885,000
Pacific US BlackRock Private Placement Real Estate Fund Investment Trust No. 15	933,277	7,677,053
Mangrove Feeder Fund	—	17,900,820
K-1 23th Yeoksam Real Estate Investment Trust Company	—	15,000,000
KB Securities ESG Value Enhancement Fund	1,000,000	—
E&F Blacksapphire Private Equity Fund	40,000,000	—
Global One Professional Investment Type Private U.S. Real Estate Investment Trust No. 2(H)	1,476,026	—
Keppel Private Real Estate Investment Trust No.13	—	25,000,000
Associates
KB Special Purpose Acquisition Company No.22 [1]	—	10,000
KB Special Purpose Acquisition Company No.28	5,000	—
KB Special Purpose Acquisition Company No.29	10,000	—
KB Special Purpose Acquisition Company No.30	10,000	—
KB Special Purpose Acquisition Company No.31	10,000	—
KB New Paradigm Agriculture Venture Fund	—	825,000
KB KONEX Market Vitalization Fund	—	75,000
KB-KDBC New Technology Business Investment Fund	—	300,000
KBTS Technology Venture Private Equity Fund	—	704,000
KB-SJ Tourism Venture Fund	—	4,030,000
KB-Stonebridge Secondary Private Equity Fund	—	190,539
KB-UTC Inno-Tech Venture Fund	—	112,500
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	4,482,000	3,889,195
KB Material and Parts No. 1 PEF [1]	—	3,400,000
KB Global Commerce Private Equity Investment Fund [1]	—	7,000,000
KB-KTB Technology Venture Fund	2,000,000	—
KB Digital Platform Fund	10,000,000	—
KB-SOLIDUS Healthcare Investment Fund	1,300,000	—
KB-BridgePole Venture Investment Fund [1]	—	136,000
KB-Kyobo New Mobility Power Fund [1]	—	3,000,000
JS Private Equity Fund III	—	754,979
POSITVE Sobujang Venture Fund #1	—	1,120,879
KB-NP Green ESG New Technology Venture Capital Fund	7,920,000	—
LAKEWOOD-AVES Fund No.1 [1]	—	2,000,000
KB-SUSUNG 1st Investment Fund	—	924,000
Friend 55 New Technology Business Investment Fund [1]	—	1,200,000
Bitgoeul Cheomdan Green 1st Co., Ltd.	152,000	—
DSIP-Pharos Bioenergy Fund [1]	—	4,000,000
Shinhan-Eco Venture Fund 2nd	225,000	—
2023 JB Newtech No.2 Fund	—	394,443
U-KB Credit No.1 Private Equity	279,070	—
Timefolio Athleisure Investment Fund	4,000,000	—
COMPA Global Scale-Up Fund No.3	1,000,000	—
AKK Robotech Valueup New Technology Investment Fund	1,000,000	—
YG MCE PROJECT No.1 Fund	1,500,000	—
HI YG Win-win Fund No.2	2,000,000	—

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In thousands of Korean won)	2024
	Contribution	Collection and others
KB-CJ Venture Fund 1st	1,800,000	—
Elohim-Bilanx aerospace No.1 Fund	2,000,000	—
KB-SUSUNG 1st Investment Fund	2,000,000	—
IMM global Secondary 1-1 Equity Private Fund	2,819,038	—
LIB Material Investment Fund	4,098,144	—
NOVORSEC-SJG Consumer Secondary Fund	1,700,000	—
KBSBI Global High-tech Strategic Private Equity Investment Limited Partnership	5,059,098	—
KB-Cyrus Tourism Venture Fund	1,000,000	—
IBKS Design Fund	2,000,000	—
NICE DATA INTELLIGENCE VENTURE FUND	1,000,000	—
Pectus Hanwha Fund No.2	2,000,000	—
KB-IMM Newstar Real Estate Private Fund 1	20,897,275	—
Others
KB BMO Senior Loan Private Special Asset Fund 2	—	5,119,216
KB Overseas Investment Private Real Estate Investment Trust No. 22	2,728,938	853,778
KB Global Platform Fund	—	2,540,000
Paramark KB Fund I	2,710,000	—
KB Prime Digital Platform Fund	900,000	—
KB Scale-up Fund No.2	1,500,000	—
KB Global Platform Fund No.2	3,600,000	—
KB Overseas Investment Private Real Estate Investment Trust No. 35	50,535	—
KB North America Jefferies Private Special Asset Investment Trust No.2	38,129	—
KB KBSTAR Money Market Active	10,090,203	81,692,923
KB KBSTAR US Short-Term IG Corporate Bond ETF	—	30,915,000
KB Wise star General Real Estate Fund 22	—	96,145,931
Mirae Asset ESG Infrastructure General Investors Private Equity Fund No. 1	372,857	—
KB BXC GREEN CREDIT Infra General Private Special Asset Fund 2	64,458	—
KB Apax Global Buyout Fund	2,669,708	—
KB Global Infra Private Special Asset Fund No.6	2,006,602	—
KB Global Senior Loan Private Fund No.1(USD)	5,996,748	—
Startup Korea KB Secondary Fund	1,500,000	—

[1]	These companies are not related parties of the Company as at December 31, 2024.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(e) Details of payment guarantees and other similar contracts with related parties as at December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	Description	Amounts
		2025	2024
KB Securities Vietnam Joint Stock Company	Payment guarantees	—	76,440,000
KB Securities Hong Kong Ltd.	Payment guarantees	172,188,000	173,460,000
Able Gwonseon 1st Co., Ltd.	Credit line	18,000,000	18,000,000
Able Gongpyeong 3rd Co.,Ltd	Credit line	46,000,000	76,000,000
Able Sewoon Co., Ltd.	Private placement bonds purchase agreement	—	22,600,000
Zitaress 1st Co., Ltd.	Private placement bonds purchase agreement	13,070,000	19,950,000
Able Beomeo-one Co., Ltd. [1]	Private placement bonds purchase agreement	—	30,000,000
KB Mapo 2nd Co.,Ltd.	Private placement bonds purchase agreement	10,000,000	10,000,000
KB MyeongJi 1st Co.,Ltd.	Private placement bonds purchase agreement	11,055,236	16,300,000
Newstar Gimpo 4th Co.,Ltd.	Private placement bonds purchase agreement	7,000,000	7,000,000
Newstar Wave 1st Co., Ltd.	Credit line	34,344,444	36,477,778
Able Dosan 1st Co., Ltd [1]	Private placement bonds purchase agreement	—	2,555,024
Able Maseok 1st Co., Ltd.	Private placement bonds purchase agreement	4,000,000	16,800,000
TW Seocho 2nd Co., Ltd. [1]	Private placement bonds purchase agreement	—	30,000,000
TW Seocho 1st Co., Ltd. [1]	Credit line	—	220,000,000
Powerplay 1st Co., Ltd.	Private placement bonds purchase agreement	15,000,000	15,000,000
Able Next 1st Co., Ltd	Private placement bonds purchase agreement	21,000,000	21,000,000
YSMC 1st Co., Ltd.	Private placement bonds purchase agreement	49,500,000	49,500,000
Gyeongsan Logis 1st Co., Ltd [1]	Credit line	—	18,000,000
Newstar Seongnam 1st Co.,Ltd	Credit line	16,000,000	16,000,000
KPS Sihwa 1st Co., Ltd.	Credit line	—	266,000,000
Newstar NRB First Co., Ltd. [1]	Private placement bonds purchase agreement	—	19,048,545
Able alpha Co., Ltd.	Credit line	2,288,000	31,000,000
Able Eunhwasam 2nd Co., Ltd. [1]	Private placement bonds purchase agreement	—	40,000,000
Newstar Sina 2nd Co., Ltd. [1]	Private placement bonds purchase agreement	—	56,900,000
Newstar Gimpo 7th Co.,Ltd.	Private placement bonds purchase agreement	93,600,000	93,600,000
NewStar Yui the 1st [1]	Private placement bonds purchase agreement	—	70,000,000
able hi position 1st	Credit line	100,000,000	100,000,000
Graha 2nd Co., Ltd. [1]	Private placement bonds purchase agreement	—	20,000,000
Breeze Air Primary Co.,Ltd. [1]	Private placement bonds purchase agreement	—	100,000,000
TRUE HOUSE FIRST CO., LTD.	Private placement bonds purchase agreement	15,000,000	30,000,000
ABLE GUNPO 1ST CO.,LTD. [1]	Credit line	—	40,000,000

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(in thousands of Korean won)	Description	Amounts
		2025	2024
Able Yongin Wonsam 2nd Co., Ltd.	Private placement bonds purchase agreement	50,000,000	50,000,000
NEWSTAR EXPER 1ST CO., LTD. [1]	Private placement bonds purchase agreement	—	588,000,000
NEW STAR L CARD 1ST CO., LTD.	Private placement bonds purchase agreement	117,000,000	148,500,000
THE APOGEE THE FIRST CO., LTD. [1]	Private placement bonds purchase agreement	—	39,000,000
Able Civic 4th Co., Ltd. [1]	Credit line	—	150,000,000
Olivia 1st Co.,Ltd.	Credit line	14,000,000	73,000,000
EULJI NAIN 1ST CO., LTD. [1]	Credit line	—	120,000,000
New Star Sinar Third Co., Ltd	Private placement bonds purchase agreement	29,230,000	—
HJ GALAXY No.4 Co.,ltd	Private placement bonds purchase agreement	80,200,000	—
NetFabric Suncheon First Co., Ltd.	Private placement bonds purchase agreement	67,000,000	—
KB Infra 4th Co., Ltd.	Credit line	8,322,420	—
newstarwoncle 1st. Co. ltd	Private placement bonds purchase agreement	28,500,000	—
Hyosung Vina Second Co., Ltd	Private placement bonds purchase agreement	78,410,000	—
PAV Co., Ltd	Credit line	30,300,000	—
Newstar Doan first Co., Ltd	Credit line	156,000,000	—
Newstar Next 2nd Co., ltd.	Private placement bonds purchase agreement	25,000,000	—
Newstar Next 1st Co., ltd.	Private placement bonds purchase agreement	55,000,000	—
New Star KM First Co., Ltd	Private placement bonds purchase agreement	40,000,000	—
Next Yeongjong First Co., Ltd.	Private placement bonds purchase agreement	100,000,000	—
Newstar Cine 1st Co., ltd.	Credit line	210,000,000	—
New Star REITs First Co., Ltd	Private placement bonds purchase agreement	85,000,000	—
New Star SJ First Co., Ltd	Private placement bonds purchase agreement	30,000,000	—
Newstar Songam 1st Co.,ltd.	Private placement bonds purchase agreement	30,000,000	—
KB Star Galaxy Towers REIT [1]	Funding supplement agreement B	—	40,000,000

[1]	These companies are not related parties of the Company as at December 31, 2025.

As at December 31, 2025, the Company recognizes financial guarantee liability amounting to ~~W~~ 62,218 million (~~W~~ 80,493 million in 2024) in conjunction with the above.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

Details of assets pledged as collateral to related parties as at December 31, 2025 and 2024 are as follows:

(a) Assets provided as collateral

(in thousands of Korean won)	Details of assets pledged	2025		2024
		Carrying amount	Collateralized amount	Carrying amount	Collateralized amount
Other relative parties
Kookmin Bank	Time deposits and others	173,000,000	167,000,000	173,000,000	167,000,000
	Bonds denominated in Korean won	100,962,906	105,126,000	19,197,211	20,000,000
KB Insurance Co., Ltd.	Bonds denominated in Korean won	—	—	92,936,186	91,962,000

(b) Assets received as collateral

(in thousands of Korean won)	Details of assets pledged	2025	2024
		Collateralized amount	Collateralized amount
Subsidiaries
Newstar L Chemi 1st	Stocks denominated in Korean won	239,775,000	—
Other relative parties
Kookmin Bank	Bonds denominated in Korean won	585,760,000	108,891,000
KB Insurance Co., Ltd.	Bonds denominated in Korean won	277,790,000	10,000,000
KB Life Insurance Co., Ltd.	Bonds denominated in Korean won	143,738,832	—

As at December 31, 2025, the Company has ~~W~~ 140,000 million (~~W~~ 140,000 million in 2024) of credit line such as loan agreement. And the company has entered into a CLS (Foreign Exchange Simultaneous Settlement) third-party service agreement with Kookmin Bank Co., Ltd., and according to the related agreement, it can receive intraday liquidity of USD 500 million on the condition of repayment on the settlement date.

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(f) Details of unused loan commitments provided to the related parties as at December 31, 2025 and 2024, are as follows:

(In thousands of Korean won)	Details	Amounts
		2025	2024
KB BMO Senior Loan Private Special Asset Fund 2	Purchase agreements of securities	22,076	22,616
KB Global Infra Private Special Asset Fund No.6	Purchase agreements of securities	2,993,171	2,993,171
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Purchase agreements of securities	462,000	2,262,000
Paramark KB Fund I	Purchase agreements of securities	290,000	2,120,000
KB-SOLIDUS Healthcare Investment Fund 1	Purchase agreements of securities	—	1,316,667
KB Digital Platform Fund	Purchase agreements of securities	12,000,000	22,000,000
KB-NP Green ESG New Technology Venture Capital Fund	Purchase agreements of securities	420,000	3,900,000
KB Prime Digital Platform Fund	Purchase agreements of securities	—	1,125,000
KB Scale-up Fund No.2	Purchase agreements of securities	2,000,000	5,500,000
KB Overseas Investment Private Real Estate Investment Trust No. 22	Purchase agreements of securities	3,530,738	7,709,267
KB Global Platform Fund No.2	Purchase agreements of securities	5,400,000	7,800,000
KB North America Jefferies Private Special Asset Investment Trust No.1	Purchase agreements of securities	1,570,513	6,416,289
KB North America Jefferies Private Special Asset Investment Trust No.2	Purchase agreements of securities	82,659	337,699
KB Securities ESG Value Enhancement Fund	Purchase agreements of securities	—	1,000,000
Mirae Asset ESG Infrastructure General Investors Private Equity Fund No. 1	Purchase agreements of securities	604,238	727,095
U-KB Credit No.1 Private Equity	Purchase agreements of securities	12,953,488	24,906,977
KB Wisestar Private Real Estate Fund Investment Trust No. 1	Purchase agreements of securities	—	19,000
Shinhan-Eco Venture Fund 2nd	Purchase agreements of securities	425,000	450,000
Pacific US BlackRock Private Placement Real Estate Fund Investment Trust No. 15	Purchase agreements of securities	5,124,472	5,249,825
KB Apax Global Buyout Fund	Purchase agreements of securities	12,158,512	13,069,562
KB-CJ Venture Fund 1st	Purchase agreements of securities	4,200,000	4,200,000
KB-Cyrus Tourism Venture Fund	Purchase agreements of securities	3,000,000	4,000,000
KB Global Senior Loan Private Fund No.1(USD)	Purchase agreements of securities	18,420,801	38,119,931
KB Overseas Investment Private Real Estate Investment Trust No. 35	Purchase agreements of securities	184,387	241,039
KB Development Blind General Private Real Estate Investment Trust No.2	Purchase agreements of securities	—	360,000
Startup Korea KB Secondary Fund	Purchase agreements of securities	7,000,000	8,500,000
IMM global Secondary 1-1 Equity Private Fund	Purchase agreements of securities	10,847,438	11,814,216
PineStreet Global Corporate FoF 28-2(AOP II)	Purchase agreements of securities	143,227	200,526

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

(In thousands of Korean won)	Details	Amounts
		2025	2024
KBSBI Global High-tech Strategic Private Equity Investment Limited Partnership	Purchase agreements of securities	14,725,902	24,940,902
KB-IMM Newstar Real Estate Private Fund 1	Purchase agreements of securities	8,716,692	28,102,725
KBLB Middle Market Enterprises Innovation Private Equity Fund	Purchase agreements of securities	15,716,000	—
KB ValueRise Blind Private Real Estate Fund No.1	Purchase agreements of securities	1,815,790	—
KB BX Europe Infra Private SpecialAsset Fund 1(EUR)	Purchase agreements of securities	4,136,158	—
KB-IMM Newstar Real Estate Private Fund 2	Purchase agreements of securities	25,490,182	—
KB Wisestar General Real Estate Fund 21	Purchase agreements of securities	11,101,000	—
KB-ANDA Deep Tech Venture Fund	Purchase agreements of securities	6,250,500	—
PineStreet AIOFIII Infrastructure General Private Trust No.2	Purchase agreements of securities	9,715,495	—

The Company received credit card commitment amounting to ~~W~~ 30,000 million and ~~W~~ 23,000 million from Kookmin Card Co., Ltd. as at December 31, 2025 and 2024.

(g) Debt instruments purchased or sold via the Company by the related party for the years ended December 31, 2025 and 2024, are as follows.

(in thousands of Korean won)	2025
	Sale	Purchase [1]
KB Financial Group Inc.	—	210,000,000
Kookmin Bank	10,734,429,024	10,324,889,295
KB Insurance Co., Ltd	1,405,912,442	189,055,117
KB Life Insurance Co., Ltd.	832,968,613	335,653,115
KB Capital Co., Ltd.	—	120,000,000
KB Kookmin Card Co., Ltd.	—	90,000,000

[1]	Debt instruments issued by the related party and purchased by the Company for the year ended December 31, 2025, are included.

(in thousands of Korean won)	2024
	Sale	Purchase [1]
KB Financial Group Inc.	—	20,000,000
Kookmin Bank	8,981,924,390	8,213,942,162
KB Insurance Co., Ltd	969,601,763	395,133,652
KB Life Insurance Co., Ltd.	538,960,937	431,117,063
KB Capital Co., Ltd.	—	220,000,000
KB Kookmin Card Co., Ltd.	—	130,000,000

[1]	Debt instruments issued by the related party and purchased by the Company for the year ended December 31, 2024, are included.

(h) The key management includes directors, members of BOD, CFO, person in charge for internal audit and their compensation for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Salaries	26,372,671	17,868,966
Post-employment benefits	857,002	845,549
Share-based payment	29,144,965	24,598,629

	56,374,638	43,313,144

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

43. Supplemental Cash Flow Information

Adjustments for non-cash items of cash flows from operating activities for the years ended December 31, 2025 and 2024, consist of the following:

(in thousands of Korean won)	2025	2024
Interest income	(1,579,483,450)	(1,610,651,942)
Interest expenses	1,021,196,099	1,065,865,475
Dividend income and distribution income	(134,358,230)	(117,286,518)
Tax expenses	206,765,219	159,145,243
Gains on valuation of financial assets (liabilities) required to be mandatorily measured at FVTPL	(1,840,770,656)	(586,972,662)
Losses on valuation of financial assets (liabilities) required to be mandatorily measured at FVTPL	749,321,220	502,170,251
Gains on valuation of financial assets (liabilities) designated at FVTPL	(49,800,640)	(138,878,158)
Losses on valuation of financial assets (liabilities) designated at FVTPL	236,511,091	187,567,451
Gains on valuation of derivative financial assets (liabilities)	(2,196,947,751)	(1,225,232,700)
Losses on valuation of derivative financial assets (liabilities)	2,476,511,514	1,421,399,514
Gains or losses on disposal of financial assets at FVOCI	(24,531,551)	(12,705,258)
Foreign currency translations	(66,911,741)	(134,091,544)
Provision for allowances for loan losses	43,797,985	30,747,326
Gains on disposal of investments in associates and subsidiaries	(5,609,819)	(1,514,967)
Losses on disposal of investments in associates and subsidiaries	1,035,526	4,100,665
Impairment loss on investments in associates and subsidiaries	90,486,320	33,504,383
Depreciation	50,254,913	46,840,067
Amortization	58,163,647	54,188,259
Others	179,164,497	109,629,978

	(785,205,807)	(212,175,137)

Changes in operating assets and liabilities of cash flows for the years ended December 31, 2025 and 2024, consist of the following:

(in thousands of Korean won)	2025	2024
Deposits in financial institutions	(764,485,214)	(297,268,056)
Financial assets required to be mandatorily measured at FVTPL	(4,179,298,997)	(1,153,991,254)
Derivative financial instruments/liabilities (net)	(330,574,628)	(348,273,848)
Loans measured at amortised cost	(550,095,952)	(104,166,385)
Other assets	(3,288,943,267)	1,233,845,865
Deposit liabilities	4,308,032,490	422,169,426
Financial liabilities required to be mandatorily measured at FVTPL	11,909,296	(185,579,133)
Financial liabilities designated at FVTPL	(205,049,772)	(21,982,796)
Defined benefit obligation	(25,374,844)	(22,582,524)
Securities sold under repurchase agreements	791,868,208	325,265,250
Other liabilities	3,383,688,179	(1,703,393,747)

	(848,324,501)	(1,855,957,202)

KB SECURITIES Co., Ltd.

Notes to the Separate Financial Statements

December 31, 2025 and 2024

Changes in liabilities of cash flows from financing activities for the years ended December 31, 2025 and 2024, consist of the following:

	2025
(in thousands of Korean won)	Borrowings	Debentures	Guarantee deposits	Lease liabilities	Other liabilities	Total
Beginning balance (net)	21,151,901,526	3,455,411,468	8,486,957	100,240,625	1,359,608	24,717,400,184
Cash Transactions	3,103,317,184	1,170,000,000	140,692	(35,884,676)	—	4,237,573,200
Non-cash transactions	471,310	(11,640,473)	221,855	18,915,296	—	7,967,988

Ending balance(net)	24,255,690,020	4,613,770,995	8,849,504	83,271,245	1,359,608	28,962,941,372

	2024
(in thousands of Korean won)	Borrowings	Debentures	Guarantee deposits	Lease liabilities	Other liabilities	Total
Beginning balance (net)	19,302,611,398	2,512,458,951	8,274,358	97,681,939	6,947,805	21,927,974,451
Cash Transactions	1,848,040,494	890,000,000	50,069	(34,529,149)	—	2,703,561,414
Non-cash transactions	1,249,634	52,952,517	162,530	37,087,835	(5,588,197)	85,864,319

Ending balance(net)	21,151,901,526	3,455,411,468	8,486,957	100,240,625	1,359,608	24,717,400,184

44. Non-cash Transactions

Significant non-cash transactions from investing activities and financing activities which are not included in the separate statements of cash flows for the years ended December 31, 2025 and 2024, are as follows:

(in thousands of Korean won)	2025	2024
Increase due to gains on valuation of financial assets at FVOCI	42,340,168	7,960,792

Report on Independent Auditor’s Review of Internal Control over Financial Reporting

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of KB Securities Co.,Ltd.

We have reviewed the accompanying management’s report on the effectiveness of Internal Control over Financial Reporting (“ICFR”) of KB Securities Co.,Ltd. (the “Company”) as of December 31, 2025. The Company’s management is responsible for designing and operating ICFR and for its assessment of the effectiveness of ICFR. Our responsibility is to review the management’s report on the effectiveness of ICFR and issue a report based on our review. The management’s report on the effectiveness of ICFR of the Company states that “Based on the assessment results, Chief Executive Officer and ICFR Officer believe that the Company’s ICFR, as at December 31, 2025, is designed and operating effectively, in all material respects, in accordance with Conceptual Framework for Designing and Operating Internal Control over Financial Reporting”

Our review was conducted in accordance with ICFR review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of the management’s report on the effectiveness of ICFR to obtain a lower level of assurance than an audit. A review is to obtain an understanding of a company’s ICFR and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit.

An entity’s ICFR is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea. An entity’s ICFR includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, ICFR may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that causes us to believe that the management’s report on the effectiveness of ICFR, referred to above, is not presented fairly, in all material respects, in accordance with the Best Practice Guideline for Evaluating and Reporting of Internal Control over Financial Reporting .

Our review is based on the Company’s ICFR as of December 31, 2025, and we did not review management’s assessment of its ICFR subsequent to December 31, 2025. This report has been prepared pursuant to the Acts on External Audit for Stock Companies, etc. in Korea and may not be appropriate for other purposes or for other users.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

March 05, 2026

This report is effective as at March 05, 2026, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the Company’s internal control over financial reporting thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Report on the Effectiveness of Internal Control over Financial Reporting

(English Translation of a Report Originally Issued in Korean)

To the Shareholders, Board of Directors and Audit Committee of

KB Securities Co., Ltd.

We, as the Chief Executive Officer (“CEO”) and the Internal Control over Financial Reporting (“ICFR”) Officer of KB Securities Co., Ltd. (the “Company”), assessed the effectiveness of the design and operation of the Company’s Internal Control over Financial Reporting for the year ended December 31, 2025.

The Company’s management, including ourselves, is responsible for designing and operating ICFR. We assessed the design and operating effectiveness of ICFR in the prevention and detection of an error or fraud which may cause material misstatements in the preparation and disclosure of reliable financial statements.

We designed and operated ICFR in accordance with ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’ established by the Operating Committee of Internal Control over Financial Reporting in Korea (the “ICFR Committee”). And we conducted an evaluation of ICFR based on ‘Best Practice Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting’ in Appendix 6 of ‘Detailed Enforcement Rules of the Regulation on External Audit and Accounting, Etc.’.

Based on the assessment results, we believe that the Company’s ICFR, as at December 31, 2025, is designed and operated effectively, in all material respects, in conformity with ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statement which cause material misunderstandings, and we have reviewed and verified this report with sufficient due care.

Attachment : Internal control activities conducted by the company to respond to financial fraud risks such as embezzlement

February 20, 2026

Kang, Jin Doo, Chief Executive Officer

Roh, Jong Kap, Internal Accounting Controller Officer

Attachment : Internal control activities conducted by the company to respond to financial fraud risks such as embezzlement

KB Securities Co., Ltd. designs and operates an internal accounting management system, including asset protection and fraud prevention programs, to ensure the reliability of financial statements in accordance with the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’.

The control activities managed by the company summarize the “key control activities directly related to preventing or detecting embezzlement and other fraud risks” within the internal accounting management system design are as follows.

	Control activities performed by the company	Result on inspection of Design and operation status (performing department, performance period, etc.)
Entity Level Control

-  Compliance and inspection of the code of ethics

The company’s code of ethics and code of conduct are posted on its website, and the Compliance Promotion Department operates a system to identify and monitor violations of laws, regulations, and codes of conduct by executives and employees.

- Test Results: No ‘Material Weakness’ Found Compliance Department (June 2025, November 2025) Accounting Department, Financial Reporting Internal Control Team (July 2025, December 2025)

-  Risk Assessment and inspection

The Company review the implementation of risk factors and control procedures within each unit to identify potential issues and make Improvement and supplementation for them. To achieve this, the risk management department and others[1] implement procedures such as ‘integrated self-assessment of internal control and operational risks’ and risk assessment of internal accounting management system.

[1] Accounting Department, Risk Management Department

-  Test Results: No ‘Material Weakness’ Found

Accounting Department, Risk Management Department (June 2025, January 2026)

Accounting Department, Financial Reporting Internal Control Team (July 2025, January 2026)

-  Internal Whistleblower System

The Compliance Department operates an internal whistleblower system for internal control and accounting irregularities, and manages reporting channels to ensure confidentiality and prevent disadvantages or discrimination for whistleblowers.

-  Test Results: No ‘Material Weakness’ Found

Compliance Department (June 2025, November 2025, January 2026)

Accounting Department, Financial Reporting Internal Control Team (July 2025, December 2025, January 2026)

-  Internal Audit

The Audit Committee oversees internal audit operations and ensures that the internal audit department[1] operates independently within the organization. The internal audit department[1] is responsible for developing and executing internal audit plans, evaluating results, taking follow-up measures, and suggesting improvement measures.

[1] Audit Department

-  Test Results: No ‘Material Weakness’ Found

Audit Department (June 2025, November 2025, January 2026)

Accounting Department, Financial Reporting Internal Control Team (July 2025, December 2025, January 2026)

-  Continuous Monitoring

The Compliance Department establishes and operates a compliance monitoring system in accordance with internal control standards and compliance support regulations, and continuously monitors for abnormal transaction activities or patterns.

- Test Results: No ‘Material Weakness’ Found Compliance Department (June 2025, January 2026) Accounting Department, Financial Reporting Internal Control Team (July 2025, January 2026)

-  Division of Work and Segregation of Duties

The Strategic Planning Department manages division of work and segregation of duties by clearly defining duties and responsibilities in accordance with organizational regulations.

- Test Results: No ‘Material Weakness’ Found Strategic Planning Department (June 2025, January 2026) Accounting Department, Financial Reporting Internal Control Team (July 2025, January 2026)

-  Vacation Order

The company operates a vacation order system for employees subject to leave to prevent financial accidents and facilitate the early detection of suspicious transactions. The Compliance Department conducts related inspections.

- Test Results: No ‘Material Weakness’ Found Compliance Department (June 2025, January 2026) Accounting Department, Financial Reporting Internal Control Team (July 2025, January 2026)

	- Work Rotation The Human Resources Department systematically manages positions and personnel with a high risk of financial accidents and conducts monitoring to prevent accidents.	- Test Results: No ‘Material Weakness’ Found Human Resources Department (June 2025, January 2026) Accounting Department, Financial Reporting Internal Control Team (July 2025, January 2026)

Treasury Control

-  Daily Closing Review

Each branch manager[1] conducts a daily closing procedure for cash receipts, checking balances between the business and accounting systems to ensure consistency. This process, in turn, requires approval from the appropriate authority[2], preventing and managing fraud and overdrafts.

[1] Each branch, Settlement Department, etc.

[2] Each branch team leader and assistant branch manager

-  Test Results: No ‘Material Weakness’ Found

Each Branch, Treasury Department, etc. (June 2025, November 2025)

Accounting Department, Financial Reporting Internal Control Team (July 2025, December 2025)

-  Approval of Changes to Business Partner Information

The Compliance when registering or changing business partner information, the Manager in treasury department verifies the consistency between the official document and the computerized registration details and approves the change.

- Test Results: No ‘Material Weakness’ Found Treasury Department (June 2025, November 2025) Accounting Department, Financial Reporting Internal Control Team (July 2025, December 2025)

-  Account Management

When opening or closing a deposit/withdrawal account, ensure consistency between the seal stamp book and account registration screen, verify compatibility with external documentation. After reviewing whether to separate the unique account, approval is then obtained from the Treasury Team Leader.

-  Test Results: No ‘Material Weakness’ Found

Each Branch, Treasury Department, etc. (June 2025, November 2025, January 2026)

Accounting Department, Financial Reporting Internal Control Team (July 2025, December 2025, January 2026)

-  Seal Stamp Use Control

The person in charge[1] reviews the seal stamp application details and confirms approval according to the approval regulations[2].

[1] Treasury department, General Affairs Department

[2] Each branch team leader

-  Test Results: No ‘Material Weakness’ Found

Treasury department, General Affairs Department (June 2025, November 2025)

Accounting Department, Financial Reporting Internal Control Team (July 2025, December 2025)

-  Funding Review and Approval

Funding applications are reviewed and approved by the appropriate authority[1] after reviewing the applications and related documents.

[1] Treasury Department Leader, Head of Division and CEO

-  Test Results: No ‘Material Weakness’ Found

Treasury Department, REIT Department, etc.(June 2025, November 2025)

Accounting Department, Financial Reporting Internal Control Team (July 2025, December 2025)

-  Verification of Principal and Interest Repayment Related to Funding

The person in charge[1] verifies the repayment details and external institution details for the repayment of principal and interest related to funding, and obtains approval from the responsible party.

[1] Treasury Department, Debt Management Division 1

-  Test Results: No ‘Material Weakness’ Found

Treasury Department, Bond Management Division 1 (June 2025, November 2025)

Accounting Department, Financial Reporting Internal Control Team (July 2025, December 2025)

-  Approval of Fund Expenditures

Each person in charge conducts pre- and post-disbursement inspections to ensure consistency between expenditure information and all documents, including contracts, and obtains verification and approval from the authorized party.

[1] person in charge of Treasury Department or Settlement Department

[2]  Team Leader, Department Leader

-  Test Results: No ‘Material Weakness’ Found

Treasury Department, Settlement Department, etc. (June 2025, November 2025)

Accounting Department, Financial Reporting Internal Control Team (July 2025, December 2025)

-  Approval of Deposit Transaction

For deposit transactions such as new accounts, cancellations, deposits, and withdrawals, the person in charge reviews the application details, related documents, and the suitability of the counterparty before obtaining approval from the branch manager or other appropriate authority[1].

[1] Customer Service Team Leader, Branch manager

-  Test Results: No ‘Material Weakness’ Found

Each Branch, Customer Service Center, etc, (June 2025, November 2025)

Accounting Department, Financial Reporting Internal Control Team (July 2025, December 2025)

-  Approval for Loan

Access to the computer system is managed and differentiated based on job responsibilities related to the loan approval process. Loan approval is processed after verifying the consistency of loan amount, maturity, and interest rates with the loan agreement and the appropriateness of all documents, and obtaining approval from each department head.

[1] Each Department Leader, Person in charge of Settlement department

- Test Results: No ‘Material Weakness’ Found Each Branch, SF Division 1, etc, (June 2025, November 2025) Accounting Department, Financial Reporting Internal Control Team (July 2025, December 2025)

-  Execution of Loan

Execution of loan is processed after verifying the consistency between the pre-approved details and the agreement, and obtaining approval from the relevant department leader[1] and person in charge of Settlement department through the computer system.

[1] Credit Lending Department, Structured Finance Division 1

-  Test Results: No ‘Material Weakness’ Found

Credit Lending Department, Structured Finance Division 1, etc. (June 2025, November 2025)

Accounting Department, Financial Reporting Internal Control Team (July 2025, December 2025)

-  Restrictions on Unfair Transactions

For new transactions and limit change transactions, the person in charge verifies the authenticity of all documents and whether they are subject to issuance restrictions. Risk management is achieved through approval from each branch manager.

- Test Results: No ‘Material Weakness’ Found Each Branch (June 2025, November 2025) Accounting Department, Financial Reporting Internal Control Team (July 2025, December 2025)

-  Monitoring for Loan

The Corporate Finance Review Department and Alternative Investment Review Department receive monitoring data on investment status (balance status / profit and loss status) and asset quality (including business feasibility assessment results) by product. They monitor investment assets and obtain department leader’s review and approval for asset quality classification status.

-  Test Results: No ‘Material Weakness’ Found

Corporate Finance Review Department, Alternative Investment Review Department (June 2025, November 2025)

Accounting Department, Financial Reporting Internal Control Team (July 2025, December 2025)

-  Verification for Loan Principal and Interest

-  Loan principal and interest repayment amounts are automatically calculated by the system and processed on a repayment slip. Manual changes are prohibited.

-  Test Results: No ‘Material Weakness’ Found

Credit Lending Department, Accounting Department (June 2025, November 2025)

Accounting Department, Financial Reporting Internal Control Team (July 2025, December 2025)

-  Approval of Acquisition of Financial Products, Including Securities and Derivatives

Acquisition of financial products, including securities and derivatives, is subject to multiple approval procedures based on the separation of duties (Front-Middle-Back Office). Transaction details are verified for legitimacy through reconciliation and verification procedures.

[1] Passive Sales Division 2, Settlement Department, etc.

-  Test Results: No ‘Material Weakness’ Found

Passive Sales Division 2, Settlement Department, etc. (June 2025, November 2025)

Accounting Department, Financial Reporting Internal Control Team (July 2025, December 2025)

-  Physical management of financial products, including securities and derivatives.

Securities are stored in a controlled environment, and leader of the Settlement department conducts regular inspections to verify their authenticity and ensure consistency between the computerized ledger and balances.

-  Test Results: No ‘Material Weakness’ Found

Settlement Department, Legal Support Department (June 2025, November 2025)

Accounting Department, Financial Reporting Internal Control Team (July 2025, December 2025)

-  Monitoring for Financial Products, Including Securities and Derivatives

The appropriateness of the operation of financial products such as securities and derivatives is managed through monitoring by each business department[1]. Balances are verified through reconciliation between the company’s computerized ledger and the custodian, and then approved by the approval authority[2].

[1] Bond Product Department, Global Derivatives Sales Department

[2]  Team Leader, Department Leader

-  Test Results: No ‘Material Weakness’ Found

Settlement Department, Fund Product Department (June 2025, November 2025)

Accounting Department, Financial Reporting Internal Control Team (July 2025, December 2025)

-  Management of Disposal and Revenue Recognition of Financial Products, Including Securities and Derivatives

Disposal of financial products, including securities and derivatives, and revenues, such as interest and dividends, are managed through a system. After verifying accuracy through documentation review and so on, approval is obtained from the relevant department leader[1].

[1] Financial Product Business Development Department, Equity Derivatives Sales Department, etc.

-  Test Results: No ‘Material Weakness’ Found

Financial Product Business Development Department, Equity Derivatives Sales Department, etc. (June 2025, November 2025)

Accounting Department, Financial Reporting Internal Control Team (July 2025, December 2025)

-  Review of Sales Commission Collection

Commissions generated from sales activities are processed after review and approval by the relevant department leader[1] and the payment department manager.

1  ECM Division 1, Corporate Finance Division 1, etc.

-  Test Results: No ‘Material Weakness’ Found

ECM Division 1, Corporate Finance Division 1, etc. (June 2025, November 2025)

Accounting Department, Financial Reporting Internal Control Team (July 2025, December 2025)

The results of the company’s control activities, design, and operational status inspections are based on the department names in the “ Regulations on job duties “ as of December 31, 2025.

For the controls designed and operated by each department, evaluators from the same department, excluding the relevant control performer, are designated to conduct inspections of the design and operational status of each department’s controls. Furthermore, the results of each department’s inspections are independently reviewed by the company’s competent department of internal accounting management system, ensuring the objectivity and reliability of the evaluations.